     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 1997


                                                       REGISTRATION NO. 333-5535
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------

                       APPLIED ANALYTICAL INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)


           DELAWARE                           8731                    04-2687849
(State or other jurisdiction of   (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)     Classification Code Number)  Identification Number)


                              5051 NEW CENTRE DRIVE
                        WILMINGTON, NORTH CAROLINA 28403
                               TEL: (910) 392-1606
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ---------------

                                R. FORREST WALDON
                       VICE PRESIDENT AND GENERAL COUNSEL
                       APPLIED ANALYTICAL INDUSTRIES, INC.
                              5051 NEW CENTRE DRIVE
                        WILMINGTON, NORTH CAROLINA 28403
                               TEL: (910) 392-1606
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 ---------------

                                   COPIES TO:


        STEPHEN M. LYNCH                            JEAN E. HANSON
         JOHN M. HERRING               FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
ROBINSON, BRADSHAW & HINSON, P.A.                 One New York Plaza
    1900 Independence Center                   New York, New York 10004
 Charlotte, North Carolina 28246                  Tel: (212) 859-8000
       Tel: (704) 377-2536

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(e) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                 ---------------

                         CALCULATION OF REGISTRATION FEE

================================================================================
                                          Proposed Maximum           Amount of
        Title of Each Class of                Aggregate            Registration
      Securities to be Registered       Offering Price(1)(2)            Fee
--------------------------------------------------------------------------------
Common Stock, $.001 par value..........      $43,470,000             $14,990(3)
================================================================================



(1) Includes (i) $43,470,000 aggregate offering price of shares of Common Stock initially offered for sale in the initial public offering of the Common Stock (including shares of Common Stock purchased to cover overallotments in connection with such offering) which was completed on September 25, 1996. An indeterminate number of shares of Common Stock were registered for resale by a dealer in connection with market-making transactions. See "Explanatory Note".

(2) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of calculating the registration fee.
(3) Such amount was paid in connection with the initial filing on June 7, 1996.

                                 ---------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                EXPLANATORY NOTE

         This Registration Statement covered the registration of $43,470,000 maximum aggregate offering price of shares of Common Stock, $.001 par value per share, of Applied Analytical Industries, Inc. (the "Company") for sale in the initial public offering of the Company's Common Stock which was completed on September 25, 1996. This Registration Statement also covers the registration of an indeterminate number of shares of Common Stock, $.001 par value per share, for resale by Goldman, Sachs & Co., in connection with market-making transactions. When initially effective, this Registration Statement included a complete Prospectus relating to the initial public offering (the "IPO Prospectus") and certain pages of the Prospectus relating solely to such market-making transactions (together with the applicable portions of the Prospectus, the "Market-making Prospectus"), including alternate front and back cover pages and a section entitled "Plan of Distribution". This Post-effective Amendment No. 2 (this "Amendment") is being filed to update the Market-making Prospectus and delete portions of the IPO Prospectus relevant only to the initial public offering.

                                   [AAI LOGO]


                       APPLIED ANALYTICAL INDUSTRIES, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)




         SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

         The Common Stock is quoted on the Nasdaq National Market under the symbol "AAII".

                                   ----------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
                 EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
             OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                      REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

                                   ----------

         This Prospectus has been prepared for and is to be used by Goldman, Sachs & Co. in connection with offers and sales of the shares of Common Stock related to market-making transactions, at prevailing market prices, related prices or negotiated prices. The Company will not receive any of the proceeds of such sales. Goldman, Sachs & Co. may act as a principal or agent in such transactions. The closing of the Offering referred to herein, which constituted the initial public offering of the shares of Common Stock of the Company, occurred on September 25, 1996. See "Plan of Distribution".



                              GOLDMAN, SACHS & CO.

                                   ----------

                  The date of this Prospectus is April 2, 1997

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all share and per share data in this Prospectus have been adjusted to reflect (i) the conversion of all outstanding shares of the Company's Series A Preferred Stock (the "Preferred Stock") and Class B Non-voting Common Stock (the "Class B Common Stock") into shares of the Company's Common Stock, $.001 par value per share (the "Common Stock"), which occurred upon the completion of the initial public offering of the Common Stock on September 25, 1996 (the "Offering"), (ii) a 200-for-one split of the Common Stock and Class B Common Stock effective May 31, 1996 and (iii) a one-for-.6325 reverse split of the Common Stock and Class B Common Stock effective June 7, 1996.

                                   THE COMPANY

         Applied Analytical Industries, Inc. ("AAI" or the "Company") is a leading provider of product development and support services to the worldwide pharmaceutical and biotechnology industries, offering a broad range of integrated, value-added services that span the drug life cycle, from new compound characterization and synthesis to marketed-product compliance and quality control testing. In addition, through its internal development program, the Company leverages its expertise to generate additional revenue by licensing internally developed drugs and drug technologies to third parties. AAI has contributed to the submission, approval or continued marketing of client products worldwide. As part of its internal development program, the Company has licensed products to clients, including several products approved by the United States Food and Drug Administration (the "FDA"), and has patented certain drug technologies.

         The Company competes in the contract research and development industry (commonly referred to as the contract research organization, or CRO, industry) which provides independent product development and marketed-product support services to the drug industry. These research and development services include compound synthesis/extraction, screening and pharmacological testing, toxicology/safety testing, formulation development, laboratory testing, clinical trial management, regulatory and compliance and quality control testing. The Company provides a broad range of integrated, value-added services, including chemical analysis, synthesis and other laboratory services; drug formulation development; clinical trial services; clinical supply and niche manufacturing; and regulatory and compliance consulting.

         In addition to its core fee-for-service business, AAI leverages its expertise by allocating a significant proportion of its technical resources and operating capacity to internal drug and drug technology development, in which the Company shares in the expense of development and participates in the benefits of any potential commercial success through licensing arrangements. Internal drug development is focused primarily on generic products. Certain of these products have been licensed or sold. Licensing arrangements for these products vary as to amounts of initial and milestone payments, as well as methods and extent of revenue participation. The Company's proprietary technology includes patents and pending patent applications on formulations and methods, including liquid formulations for improved delivery of nonsteroidal anti-inflammatory drugs or NSAIDs, such as ibuprofen, and chewable formulations to mask the otherwise bitter taste of certain ulcer drugs. The Company licenses certain of its proprietary technologies.

         Since 1993, the Company has allocated a growing proportion of its technical resources and operating capacity to its internal drug and technology development program and because of the significant time required for development and approval of pharmaceutical products, the Company has only recently begun to recognize license revenue from its internal development efforts. In 1994, as part of its internal development program, the Company organized Endeavor Pharmaceuticals Inc. ("Endeavor") to develop certain generic hormone pharmaceutical products, focusing initially on several such products then under development by AAI. The Company owns approximately 40% of the fully diluted common equity of Endeavor.

         On December 31, 1996, the Company acquired L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ("L.A.B.") for an aggregate cost of approximately $20.9 million. L.A.B. is a European contract research and development organization headquartered in Neu-Ulm, Germany with principal operating units in Neu-Ulm and Munich, Germany; and in Paris, France, as well as smaller operating units in Stuttgart, Germany; London, England; Arnheim,

Netherlands and Budapest, Hungary. L.A.B. also operates in China through a joint venture. L.A.B. employs approximately 250 scientists, technicians and support personnel, 40 or more with Ph.D. or M.D. degrees, or their U.S. equivalent. L.A.B. focuses on both clinical and non-clinical pharmaceutical product development and provides services that include drug formulation development; chemical analysis; Phase I clinical trial studies; bioanalytical testing; and European regulatory consulting. L.A.B. also provides controlled Phase II-A clinical trial studies and multi-center clinical trials focused in niche therapeutic areas including hepatic disease, chemotherapeutics, and hormone replacement therapy. In connection with the acquisition of L.A.B., the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.

         The Company's principal executive offices are located in Wilmington, North Carolina. In addition to its L.A.B. facilities, the Company maintains operating facilities in Wilmington and Research Triangle Park, North Carolina and sales offices in Raleigh, North Carolina; Chicago, Illinois; Boston, Massachusetts; San Diego and San Francisco, California; Elmwood Park, New Jersey; San Juan, Puerto Rico; Copenhagen, Denmark; London, England; Milan, Italy; and Tokyo, Japan.

                          SUMMARY FINANCIAL INFORMATION
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------------------
                                                  1996          1995          1994          1993         1992
                                                --------       -------      --------       -------      -------
STATEMENT OF INCOME DATA:
Net sales ..................................    $ 42,162       $34,639      $ 32,882       $26,378      $21,846
Cost of sales ..............................      17,621        14,259        14,533         9,731        8,989
Selling expense ............................       6,357         4,913         4,390         3,654        2,871
General and administrative expense .........       8,908         8,171         8,485         8,738        7,329
Research and development expense ...........       4,216         3,326         2,394         1,273          207
Unusual item (a) ...........................       6,600
Other (income) expense, net ................        (494)        1,130           440           156          199
                                                --------       -------      --------       -------      -------
Income (loss) before income taxes ..........      (1,046)        2,840         2,640         2,826        2,251
Provision for income taxes .................       2,102            39          --            --           --
Equity income (loss)(b) ....................        --             444          (444)         --           --
                                                --------       -------      --------       -------      -------
Net income (loss) ..........................    $ (3,148)      $ 3,245      $  2,196       $ 2,826      $ 2,251
                                                ========       =======      ========       =======      =======
PRO FORMA DATA(UNAUDITED):
Pro forma earnings (loss) per share ........    $  (0.23)
Pro forma weighted average shares ..........      13,440
Pro forma income taxes(c) ..................                   $ 1,129      $  1,118       $ 1,125      $   878
Pro forma net income(c) ....................                     2,116         1,078         1,701        1,373
Pro forma earnings per common share(c) .....                   $  0.18

                                                                                           As of
                                                                                      December 31, 1996
                                                                                      -----------------

BALANCE SHEET DATA:
Working capital........................................................                    $35,755
Property and equipment, net............................................                     19,216
Total assets...........................................................                    104,478
Long-term debt, less current maturities................................                      6,671
Total stockholders' equity.............................................                     63,995


                                             YEAR ENDED DECEMBER 31,
                                ------------------------------------------------------
                                 1996        1995        1994        1993        1992
                                ------      ------      ------      ------      ------
ADDITIONAL DATA:
Income before research and
  development expense(d) .      $9,770      $6,166      $5,034      $4,099      $2,458

-----------------

(a) In connection with the acquisition of L.A.B., the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.

(b) Relates to equity accounting for the Company's investment in Endeavor. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and Note 6 of Notes to Consolidated Financial Statements.

(c) Prior to November 17, 1995, the Company was treated as an S corporation for federal and state income tax purposes. The pro forma data sets forth the pro forma income taxes, pro forma net income and pro forma earnings per common share of the Company as if the Company had been subject to corporate income taxes as of the beginning of each year presented. The pro forma earnings per common share data also reflects the capitalization of the Company on a pro forma basis to give effect to the 200-for-one split of the Common Stock and Class B Common Stock effected on May 31, 1996 and the one-for-.6325 split of the Common Stock and Class B Common Stock effected on June 7, 1996 as if such events had occurred on the first day of the period presented.

(d) Income before research and development expense represents net sales less the cost of sales, selling expense, general and administrative expense and other (income) expense, net. While this is not a measure of performance under generally accepted accounting principles, the Company has included income before research and development expense data because such data may be used by certain investors and permit evaluation of the profitability of the Company's operations throughout the period without taking account of research and development expense. In 1993, the Company began allocating a significant portion of its technical resources and operating capacity to internal development of generic drugs and proprietary technology. The Company has only recently begun to recognize license revenue from these internal development efforts due to the significant time required for development and approval of pharmaceutical products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Internal Drug and Technology Development".

                                  RISK FACTORS


       In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered hereby. This Prospectus, including information incorporated by reference herein, contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), which represent the Company's expectations or beliefs, including, but not limited to, statements concerning industry performance, the Company's operations, performance, financial condition, growth and acquisition strategies, margins and growth in net sales. For this purpose, any statements contained in this Prospectus that are not statements of historical fact may be deemed to be forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including those described in this "Risk Factors" section.


DEPENDENCE ON AND EFFECT OF GOVERNMENT REGULATION


       The design, development, testing, manufacturing and marketing of pharmaceutical compounds, biotechnology products, medical nutrition and diagnostic products and medical devices are subject to regulation by governmental authorities, including the FDA and comparable regulatory authorities in other countries. The Company's business depends in part on strict government regulation of the drug development process, especially in the United States. In the recent past, legislation has been proposed in the U.S. Congress to substantially modify regulations administered by the FDA governing the drug approval process. Under such proposed legislation, applications for approval of drugs could be made to private, accredited facilities in lieu of the FDA, the number of clinical trials of new drugs would be reduced and other rules administered by the FDA would be simplified. Any change in the scope of regulatory requirements or the introduction of simplified drug approval procedures could adversely affect the Company's business. See "Business --Government Regulation".


       The drug approval process is generally lengthy, expensive and subject to unanticipated delays. Currently, the Company is assisting in the development of a number of products subject to regulatory approval for which it has the right to receive license fees or otherwise participate in sales revenues, including through its investment in Endeavor. Continued growth in AAI's revenues and profits will depend, in part, on the successful introduction of some or all of such products. There can be no assurance as to when or whether such approvals from regulatory authorities will be received. In addition, the continued development and manufacture of generic drug products is dependent upon the availability of specific FDA-approved bulk drug ingredients, and accordingly the Company's license revenue from such products depends upon the continued availability of such ingredients. There can be no assurance that such FDA-approved ingredients will be available in sufficient quantities. See "Business -- Internal Drug and Technology Development" and "-- Endeavor".

       All facilities and manufacturing techniques used in the manufacture of products for clinical use or for sale in the United States must be operated in conformity with current Good Manufacturing Practices ("GMP") regulations, FDA regulations and guidelines governing the development and production of pharmaceutical products. The Company's facilities are subject to scheduled periodic regulatory inspections to ensure compliance with GMP requirements. Failure on the part of the Company to comply with applicable requirements could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. A finding that the Company had materially violated GMP requirements could result in additional regulatory sanctions and, in severe cases, could result in a mandated closing of the Company's facilities which would materially and adversely affect the Company. See "Business -- Industry Overview" and "-- Government Regulation".

MANAGEMENT OF GROWTH AND ACQUISITION RISKS

       The Company has experienced rapid growth over the past ten years. The Company believes that this growth may strain operational, human and financial resources. In order to manage internal growth, AAI must continue to improve its operating and administrative systems and to attract and retain qualified management and professional, scientific and technical operating personnel. Failure to manage growth effectively could have a material adverse effect on the Company's business.


       The Company recently acquired L.A.B. and reviews acquisition opportunities in the ordinary course of its business, although there can be no assurance that the Company will complete any future acquisitions. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and services of the acquired companies, the expenses incurred in connection with the acquisition and subsequent assimilation of operations and services, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. Acquisitions of non-U.S. companies also may involve the additional risks of, among others, assimilating differences in local business practices and regulations, overcoming language barriers and managing currency exchange risk. There can be no assurance that the Company's acquisitions will be successfully integrated into the Company's operations. L.A.B. incurred losses before extraordinary items of approximately DM3.7 million and DM9.2 million for 1995 and 1996 (or $2.6 million and $6.1 million, applying published average monthly currency exchange rates for such years), respectively, and had negative working capital of approximately $17.6 million at the time of the acquisition. The Company anticipates that L.A.B. will continue to incur losses for a portion of 1997. There can be no assurance that acquisitions, including L.A.B., will contribute favorably to the Company's operations and financial condition.


DEPENDENCE ON CERTAIN INDUSTRIES AND CLIENTS

       The Company's revenues are highly dependent on research and development expenditures and production-related compliance testing expenditures by the pharmaceutical and biotechnology industries. AAI has benefited from the growing tendency of pharmaceutical and biotechnology companies to engage independent organizations to conduct development and testing projects. The Company's business could be materially and adversely affected by a general economic decline in these industries or by any reduction in the outsourcing of research, development and testing activities.


       The Company believes that concentration of business in its industry is not uncommon. AAI has experienced such concentration in the past and may experience such concentration in the future. During 1996, Endeavor (a venture approximately 40% owned by the Company) and Aesgen, Inc. (an affiliate of the Company) ("Aesgen") accounted for approximately 15% and 11%, respectively, of the Company's net sales. There can be no assurance that the Company's business will not continue to be dependent on certain clients or that annual results would not be dependent upon performance of a few large projects for specific clients. In addition, due to the project nature of the Company's business, there can be no assurance that significant clients in any one period will continue to be significant clients in other periods. Generally, the Company's fee-for-service contracts are terminable by the client upon notice of 30 days or less. Contracts may be terminated for a variety of reasons, including the client's decision to forego a particular study, failure of products to satisfy safety requirements and unexpected or undesired product results. The loss of business from a significant client could have a material adverse effect on the Company. Aesgen and Endeavor are early-stage development companies and their revenues are dependent upon product approvals. Neither Aesgen nor Endeavor has received any product approvals to date, and continued product development by these firms is dependent upon their obtaining product approvals or additional capital funding. See "Business -- Endeavor" and "-- Clients".


VARIATION IN QUARTERLY OPERATING RESULTS


       The Company's results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. Quarterly results can fluctuate as a result of a number of factors, including the commencement, completion or cancellation of large contracts, progress of ongoing contracts, recognition of licensing revenue, acquisitions, the timing of start-up expenses for new facilities and changes in the mix of services. The Company believes that quarterly comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, fluctuations in quarterly results could affect the market price of the Common Stock in a manner unrelated to the longer term operating performance of the Company.


DEPENDENCE ON KEY PERSONNEL

       The Company relies on a number of key executives, including Frederick D. Sancilio, Ph.D., its President and Chairman of the Board. In addition to his duties at AAI, Dr. Sancilio serves as a senior management employee of Endeavor, a company in which AAI owns approximately 40% of the common equity on a fully diluted basis. Dr. Sancilio does not maintain an office or have day-to-day responsibilities at Endeavor and devotes a substantial majority of his time to the management of AAI. The Company maintains key man life insurance on Dr. Sancilio in the amount of $3.0 million. The Company's performance depends on its ability to attract and retain qualified management and professional, scientific and technical operating staff. The loss of the services of any of AAI's key executives could have a material and adverse effect on the Company. There also can be no assurance that AAI will be able to continue to attract and retain qualified staff. See "Business -- Endeavor" and "-- Employees".

POTENTIAL LIABILITY AND RISKS OF OPERATIONS


       AAI develops, formulates, tests and, to a limited extent, manufactures pharmaceutical products intended for use by the public. Such activities could expose the Company to risk of liability for personal injury or death to persons using such products, although the Company does not commercially market or sell the products. The Company is currently involved in the commercial manufacture of one pharmaceutical product and may manufacture pharmaceutical products for third-party commercial distribution on a limited basis or as a service to its clients transitioning to internal production. Such activities could increase the Company's risk of personal injury liability. The Company seeks to reduce its potential liability through measures such as contractual indemnification provisions with clients (the scope of which may vary from client to client and the performances of which are not secured) and insurance maintained by clients. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of the indemnification agreements, if the indemnity, although applicable, is not performed in accordance with its terms or if the Company's liability exceeds the amount of applicable insurance or indemnity. In addition, the Company could be held liable for errors and omissions in connection with the services it performs. The Company currently maintains product liability and errors and omissions insurance with respect to these risks. In addition, the Company's expansion of services to include clinical trials of products in humans and introduction of proprietary products in clinical trials may expose it to additional risk of liability. In connection with providing clinical trial services, the Company contracts with physicians to serve as investigators in conducting clinical trials to test new drugs on human volunteers. Such testing creates risk of liability for personal injury to or death of volunteers, particularly to volunteers with life-threatening illnesses, resulting from adverse reactions to the drugs administered. Although the Company does not believe it is legally accountable for the medical care rendered by third party investigators, it is possible that the Company could be held liable for the claims and expenses arising from any professional malpractice of the investigators with whom it contracts or in the event of personal injury to or death of persons participating in clinical trials. The Company also could be held liable for errors or omissions in connection with the services it performs. In addition, as a result of its clinical trial facilities, the Company could be liable for the general risks associated with a clinical trial facility including, but not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of clinical trial medical care providers. The Company believes that its risks are reduced by contractual indemnification provisions with clients and investigators, insurance maintained by clients and investigators and by the Company, various regulatory requirements, including the use of institutional or ethical review boards and the procurement of each volunteer's informed consent to participate in the study. Contractual indemnification generally does not protect the Company against certain of its own actions such as negligence, and contractual arrangements are subject to negotiation with clients and the terms and scope of such indemnification vary from client to client and from trial to trial. See "Business -- Potential Liability and Insurance".


COMPETITION

       The Company competes primarily with the in-house research, development, quality control and other support service departments of pharmaceutical and biotechnology companies and with university research laboratories, many of which have substantially greater resources than the Company. In addition, the CRO industry is highly fragmented, consisting of several hundred small, limited service providers and a few large, global firms. The Company competes against these companies, some of which may have substantially greater resources than the Company. As a result of competitive pressures, the CRO industry is consolidating. This trend is likely to produce increased competition for both clients and acquisition candidates. Increased competition may lead to increased price and other forms of competition that may adversely affect the Company. Competitive factors include reliability, turn-around time, reputation for innovative and quality science, capacity to perform numerous required services, financial viability and price. See "Business -- Competition".

DEPENDENCE ON THIRD-PARTY MARKETING AND DISTRIBUTION

       The Company has developed, and intends to continue internal development of, drugs to be licensed to third parties for marketing and distribution. The Company does not intend to market or commercially distribute such products. Accordingly, the success of internal development activities depends upon the Company's ability to enter into marketing arrangements with third parties. There can be no assurance that such arrangements can be successfully negotiated or that any such arrangements will be available on commercially reasonable terms. Even if acceptable and timely marketing arrangements are available, there can be no assurance that products developed by the Company will be accepted in the marketplace. In addition, because the Company's marketing licensee will in many cases make all or many material marketing and other commercialization decisions regarding such products, a significant number of the variables that may affect the Company's license fees and royalties, and therefore net income, will not be within the Company's control.

UNCERTAINTY OF THIRD-PARTY REIMBURSEMENT; PRICING PRESSURE

       The Company's license fees, royalties and other revenue may depend, in part, on the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. There can be no assurance that adequate third-party reimbursement will be available to achieve or maintain price levels sufficient to realize an appropriate return on the Company's investment in product development.

       In addition, global efforts to contain healthcare costs, particularly among managed care organizations, continue to exert downward pressure on product pricing. Further, a number of regulatory and legislative proposals aimed at changing the healthcare industry in the United States and other countries have been proposed. There can be no assurance that private sector reform or governmental healthcare reform measures, if adopted, will not have a negative impact upon the Company and its operations.


INTERNATIONAL OPERATIONS AND EXCHANGE RATE FLUCTUATIONS

       As a result of the acquisition of L.A.B., the Company anticipates that a significant portion of its revenues will be derived from the Company's operations outside the United States. The Company's operations and financial results could be significantly affected by factors associated with international operations such as changes in currency exchange rates and uncertainties relative to regional economic circumstances, as well as by other risks sometimes associated with international operations. Since the revenue and expenses of the Company's non-U.S. operations are generally denominated in local currencies, exchange rate fluctuations between such local currencies and the U.S. dollar will subject the Company to currency translation risks with respect to the reported results of its non-U.S. operations. Also, the Company may be subject to currency transaction risks when the Company's service contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts.


PROPRIETARY TECHNOLOGY; UNPREDICTABILITY OF PATENT PROTECTION

       The Company's success will depend, in part, on its ability to obtain patents in various jurisdictions on its current and future technologies and products, to defend its patents and protect its trade secrets and to operate without infringing on the proprietary rights of others. There can be no assurance that the Company's patents will not be challenged by third parties and, if challenged, will be held valid. In addition, there can be no assurance that any technologies or products developed by AAI will not be challenged by third parties owning patent rights and, if challenged, will be held to not infringe such patent rights. The expense involved in any patent litigation can be significant and cannot be estimated by the Company. Finally, if the Company relies on unpatented, proprietary technology, there can be no assurance that others will not independently develop or obtain similar products or technologies.

FUTURE CAPITAL REQUIREMENTS; UNCERTAINTY OF ADDITIONAL FUNDING


       The Company has developed a substantial scientific and technical infrastructure to provide a broad array of services to the pharmaceutical and biotechnology industries. The Company expects capital and operating expenditures to increase over the next several years as it continues to pursue its growth strategy. Although the Company believes that existing cash and investment securities and anticipated cash flow from operations will be sufficient to support the Company's operations for the foreseeable future, the Company's actual future capital requirements will depend on many factors, including acquisitions made by the Company, the rate of internal growth and the amount and timing of revenue from proprietary products and technology. The Company may require significant additional financing in the future, which it may seek to raise through public or private equity offerings or debt financings. No assurance can be given that additional financing will be available when needed, or that, if available, such financing will be obtained on terms favorable to the Company or its stockholders. To the extent the Company raises additional capital by issuing equity securities, ownership dilution to stockholders will result.


TRANSACTIONS WITH AFFILIATES; CONFLICTS OF INTEREST


       The Company provides product development and other services to Aesgen, which develops generic pharmaceutical products, and in June 1996 the Company licensed to Aesgen marketing rights to a product being developed by the Company. Approximately 30% of Aesgen's outstanding common stock is held by certain holders of the Company's outstanding shares of capital stock. The Company holds a $1.6 million non-convertible, non-voting preferred stock investment in Aesgen. In addition, Frederick D. Sancilio, a director of the Company and its President, and James L. Waters and Charles D. Moseley, Jr., non-employee directors of the Company, serve as three of the ten directors of Aesgen. In addition, under the development agreement between Aesgen and the Company, the Company has agreed in certain circumstances not to develop a formulation for its own account or for any other person of any generic pharmaceutical product that the Company has agreed and agrees to develop for Aesgen. The Company also provides development services to Endeavor. Approximately 44% of Endeavor's fully diluted common equity is beneficially owned by certain holders of the Company's Common Stock. The Company owns approximately 40% of the fully diluted common equity of Endeavor. Dr. Sancilio and William H. Underwood, executive officers and directors of the Company, serve on the six-member board of directors of Endeavor. In addition, Mr. Moseley, an outside director of the Company, serves on Endeavor's board of directors. The Company leases its headquarters facility from a company in which each of Dr. Sancilio and Mr. Waters owns a one-third interest. Rental fees under the lease are subject to adjustment for increases in certain expenses in operating and insuring the facility. Various conflicts of interest could arise between such related parties and the Company. The Company's Restated Certificate of Incorporation includes certain provisions addressing potential conflicts of interest between the Company and entities in which a director or executive officer has a financial interest. See "Certain Transactions" and "Description of Capital Stock -- Delaware Law and Certain Provisions of the Company's Restated Certificate of Incorporation and By-laws".


CONCENTRATION OF OWNERSHIP


       Certain of the Company's executive officers beneficially own in the aggregate approximately 33.9% of the outstanding shares of Common Stock, and the Company's non-employee directors beneficially own in the aggregate approximately 16.7% of the outstanding shares of Common Stock. Accordingly, such persons will be in a position to influence the election of the Company's directors and the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal Stockholders".

LIMITED PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

        Prior to the Offering, there was no public market for the Common Stock. The Common Stock is quoted on the Nasdaq National Market under the symbol "AAII". There can be no assurance that an active public market for the Common Stock can be sustained. The market price of the Company's Common Stock could be subject to wide fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts, market conditions in the industry and general economic conditions. Furthermore, the stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may have an adverse effect on the market price of the Company's Common Stock. The underwriters of the Offering (the "Underwriters") have informed the Company that, subject to applicable laws and regulations, they intend to make a market in the Common Stock. They are not obligated to do so, however, and any such market-making may be discontinued at any time without notice. Moreover, because of the affiliation of Goldman, Sachs & Co. with the Company, Goldman, Sachs & Co. is required to deliver a current prospectus and otherwise comply with the requirements of the Securities Act in connection with any secondary market sale of the Common Stock, which may affect their ability to continue market-making activities. See "Plan of Distribution".


SHARES ELIGIBLE FOR FUTURE SALE


       Sales of a substantial number of shares of the Company's Common Stock in the public market after this Offering could adversely affect the market price of the shares of Common Stock. Of the approximately 16,300,000 shares of Common Stock outstanding, 3,105,000 shares sold in the initial public offering of Common Stock on September 25, 1996 are freely tradeable without restriction unless held by affiliates of the Company, and as of March 19, 1997, approximately 10,500,000 additional shares became eligible for sale, subject to the provisions of Rule 144 under the Securities Act or Rule 701 under the Securities Act. An additional 2,635,524 shares of Common Stock will become eligible for sale under Rule 144 at various dates thereafter as the holding period provisions of Rule 144 are satisfied. At December 31, 1996, the Company had outstanding options to purchase a total of 442,755 shares of Common
Stock, which are subject to vesting in installments over 42 months. Certain holders of the Company's capital stock are entitled to rights with respect to the registration under the Securities Act of 13,076,206 shares of Common Stock. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale".


CERTAIN ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK


       The Company's Restated Certificate of Incorporation and By-laws contain certain provisions that may have the effect of deterring a future takeover of the Company, including the classification of the Board of Directors into three classes. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. In addition, 5,000,000 shares of the Company's preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors of the Company may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the market price of shares of Common Stock and could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. AAI has no present plans to issue any shares of preferred stock. In addition, Section 203 of the Delaware General Corporation Law, to which the Company is subject, restricts certain business combinations with any "interested stockholder" as defined by such statute. The statute may delay, defer or prevent a change in control of the Company. See "Description of Capital Stock".

                                   THE COMPANY


       AAI is a leading integrated contract research and development resource to the worldwide pharmaceutical and biotechnology industries, offering an efficient, variable-cost alternative to its clients' internal drug development, compliance and quality control programs. The Company provides a broad array of value-added services, including chemical analysis, synthesis and other laboratory services; drug formulation development; clinical trial services; clinical supply and niche manufacturing; and regulatory and compliance consulting. AAI has contributed to the submission, approval or continued marketing of client products worldwide, encompassing a wide range of therapeutic categories and technologies. The Company believes that its ability to offer an extensive portfolio of high quality drug development and support services enables it to effectively compete as pharmaceutical and biotechnology companies look for integrated drug development solutions that offer cost-effective results on an accelerated basis.

       In addition to its core fee-for-service business, AAI leverages its expertise by allocating a significant proportion of its technical resources and operating capacity to internal drug and drug technology development, in which the Company shares in the expense of development and participates in the benefits of any potential commercial success through licensing arrangements. Internal drug development is focused primarily on generic products. Certain of these products have been licensed or sold. The Company's proprietary technology includes patents and pending patent applications on formulations and methods, including liquid formulations for improved delivery of nonsteroidal anti-inflammatory drugs or NSAIDs, such as ibuprofen, and chewable formulations to mask the otherwise bitter taste of certain ulcer drugs. Since 1993, the Company has allocated a growing proportion of its technical resources and operating capacity to its internal drug and drug technology development program, and because of the significant time required for development and approval of pharmaceutical products, the Company has only recently begun to recognize license revenue from its internal development efforts.


       In 1994, as part of its internal development program, the Company organized Endeavor to develop certain hormone pharmaceutical products, focusing initially on several such products then under development by AAI. The Company owns approximately 40% of the fully diluted common equity of Endeavor.


       On December 31, 1996, the Company acquired L.A.B. for an aggregate cost of approximately $20.9 million. L.A.B. is a European contract research and development organization headquartered in Neu-Ulm, Germany with principal operating units in Neu-Ulm and Munich, Germany and in Paris, France, as well as smaller operating units in Stuttgart, Germany; London, England; Arheim, Netherlands and Budapest, Hungary. L.A. B. also operates in China through a joint venture. L.A.B. employs approximately 250 scientists, technicians and support personnel, 40 or more with Ph.D. or M.D. degrees, or their U.S. equivalent. L.A.B. focuses on both clinical and non-clinical pharmaceutical product development and provides services that include drug formulation development; chemical analysis; Phase I clinical trial studies; bioanalytical testing; and European regulatory consulting. L.A.B. also provides controlled Phase II-A clinical trial studies and multi-center clinical trials focused in niche therapeutic areas including hepatic disease, chemotherapeutics, and hormone replacement therapy.


       The Company was incorporated in 1986, although its corporate predecessor was founded in 1979. The Company's principal executive offices are located at 5051 New Centre Drive, Wilmington, North Carolina 28403, and its telephone number at that address is (910) 392-1606.

       As used in this Prospectus, the terms "Company" and "AAI" include Applied Analytical Industries, Inc., its corporate predecessors and its subsidiaries, except where the context indicates otherwise.

                                 USE OF PROCEEDS


       This Prospectus relates to the offer and sale of an indeterminate number of shares of Common Stock by Goldman, Sachs & Co. in market-making transactions. The Company will not receive any of the proceeds of such sales.


                           PRICE RANGE OF COMMON STOCK

       The Common Stock is quoted on the Nasdaq National Market under the symbol "AAII". The following table sets forth the high and low bid prices of the Common Stock as reported on the Nasdaq National Market for the periods indicated below. The Common Stock was first offered to the public at a price per share of $16.00 and was first quoted for trading on the Nasdaq National Market on September 20, 1996.

                                                            High            Low
                                                            ----            ---
       Year ended December 31, 1996
          Third quarter (from September 20, 1996).....    $25.125        $16.00
          Fourth quarter..............................     29.625         19.75

       As of February 28, 1997, there were approximately 249 record holders of the Common Stock.



                                 DIVIDEND POLICY


       Prior to November 17, 1995, the Company was an S corporation for federal income tax purposes and prior to such time periodically declared and paid cash dividends to its stockholders in amounts approximately sufficient to permit its stockholders to pay their income taxes on earnings of the Company that were treated as having been earned by the Company's stockholders and in 1995 paid an additional monthly dividend totaling $14,000 per month. In addition, in connection with the termination of the Company's status as an S corporation, the Company declared and paid in 1995 and 1996 a cash dividend in the aggregate amount of approximately $6.9 million, approximating the Company's accumulated adjustments account for federal income tax purposes as of such date.

       The Company intends to retain future earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The decision whether to pay cash dividends will be made by the Board of Directors of the Company in the light of conditions then existing, including the Company's results of operations, financial condition and requirements, business conditions and other factors.

                             SELECTED FINANCIAL DATA


       The selected financial data for the four years ended December 31, 1996 have been derived from the Company's consolidated financial statements, which have been audited by Price Waterhouse LLP, independent accountants. The selected historical financial data for the year ended December 31, 1992 have been derived from the Company's financial statements, which have been audited by another independent accounting firm. This information should be read in conjunction with the Company's audited consolidated financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which appear elsewhere in this Prospectus.

                                                                YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------------------------
                                               1996          1995          1994          1993          1992
                                           ---------       -------      --------       -------      --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales ...........................      $  42,162       $34,639      $ 32,882       $26,378      $ 21,846
Cost of sales .......................         17,621        14,259        14,533         9,731         8,989
Selling expense .....................          6,357         4,913         4,390         3,654         2,871
General and administrative expense ..          8,908         8,171         8,485         8,738         7,329
Research and development expense ....          4,216         3,326         2,394         1,273           207
Unusual item (a) ....................          6,600
Other (income) expense, net .........           (494)        1,130           440           156           199
                                           ---------       -------      --------       -------      --------
Income (loss) before income taxes ...         (1,046)        2,840         2,640         2,826         2,251
Provision for income taxes ..........          2,102            39          --            --            --
Equity income (loss) (b) ............           --             444          (444)         --            --
                                           ---------       -------      --------       -------      --------
Net income (loss) ...................      $  (3,148)      $ 3,245      $  2,196       $ 2,826         2,251
                                           =========       =======      ========       =======      ========

PRO FORMA DATA (UNAUDITED):
Pro forma earnings (loss) per share .      $   (0.23)
Pro forma weighted average shares ...         13,440
Pro forma income taxes(c) ...........                      $ 1,129      $  1,118       $ 1,125      $    878
Pro forma net income(c) .............                        2,116         1,078         1,701         1,373
Pro forma earnings per common
  share(c) ..........................                      $  0.18
Pro forma weighted average common
  shares(c) .........................                       11,918
BALANCE SHEET DATA (AT PERIOD END)
Working capital .....................      $  35,755       $12,374      $ (1,181)      $   601      $   (549)
Property and equipment, net .........         19,216        10,904        10,782         9,121         8,477
Total assets ........................        104,478        39,156        22,402        18,443        14,179
Long-term debt, less current
  maturities ........................          6,671         3,379         2,738         3,273         3,526
Total stockholders' equity ..........         63,995        21,990         5,856         5,549         3,649
ADDITIONAL DATA:
Income before research and
  development expense (d) ...........      $   9,770       $ 6,166      $  5,034       $ 4,099      $  2,458

----------

(a) In connection with the acquisition of L.A.B., the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.
(b) Relates to equity accounting for the Company's investment in Endeavor. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and Note 6 of Notes to Consolidated Financial Statements.
(c) Prior to November 17, 1995, the Company was treated as an S corporation for federal and state income tax purposes. The pro forma data sets forth the pro forma income taxes, pro forma net income and pro forma earnings per common share of the Company as if the Company had been subject to corporate income taxes as of the beginning of each year presented. The pro forma earnings per common share data also reflects the capitalization of the Company on a pro forma basis to give effect to the 200-for-one split of the Common Stock and Class B Common Stock effected on May 31, 1996 and the one-for-.6325 split of the Common Stock and Class B Common Stock effected on June 7, 1996 as if such events had occurred on the first day of the period presented.
(d) Income before research and development expense represents net sales less the cost of sales, selling expense, general and administrative expense and other (income) expense, net. While this is not a measure of performance under generally accepted accounting principles, the Company has included income before research and development expense data because such data may be used by certain investors and permit evaluation of the profitability of the Company's operations throughout the period without taking account of research and development expense. In 1993, the Company began allocating a significant portion of its technical resources and operating capacity to internal development of generic drugs and proprietary technology. The Company has only recently begun to recognize license revenue from these internal development efforts due to the significant time required for development and approval of pharmaceutical products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Internal Drug and Technology Development".

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


OVERVIEW


       The Company derives its revenue primarily from performing contract product development and support services for the pharmaceutical and biotechnology industries, including chemical analysis, synthesis and other laboratory services; drug formulation development; clinical supply and niche manufacturing; and regulatory and compliance consulting. In general, the Company provides services to a client under an estimate that establishes the anticipated price and scope of a project, although estimates may be adjusted during the term of the project. The terms of the Company's engagements vary, ranging from less than one month to several years, and generally may be terminated upon notice of 30 days or less by the client.

       In addition to its core fee-for-service business, the Company has allocated a growing proportion of its technical resources and operating capacity to its internal drug and drug technology development projects. These projects are either internally funded or shared-risk projects with development partners. The Company has applied a portion of the net proceeds from its issuance of convertible preferred stock in 1995 and a portion of the net proceeds from its initial public offering of common stock in 1996 to expand its capacity to enable growth in its internal development program, as well as its core fee-for-service business. Internal development projects are undertaken to develop targeted drugs and proprietary drug technologies with the intention of licensing the marketing rights to third parties. The Company has also entered into selective shared-risk development projects, reducing its fees for development services in return for license fees, typically paid upon performance of certain milestones, and royalties based on a percentage of product sales or profit. Substantially all of the Company's research and development expenses are the result of internal development and shared-risk projects.


       The Company has only recently begun to recognize license revenue from its internal development efforts due to the significant time required for development and approval of pharmaceutical products. Historically, as the Company expanded its internal development program, less capacity was available for fee-for-service work to generate more immediate revenue. The Company anticipates that licensing revenue, including royalties, from internal drug and technology development will represent a larger proportion of its revenue, although there can be no assurance that internal development projects will yield products that will be approved by the appropriate regulatory authorities or will be attractive to potential clients. The Company believes that the profit margins from internal drug and technology development potentially exceed the margins on its standard core fee-for-service engagements.


       On December 31, 1996, the Company acquired all of the outstanding equity in L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ("L.A.B."), a European contract research and development organization headquartered in Neu-Ulm, Germany with operational units in Neu-Ulm, Stuttgart and Munich, Germany as well as in France, Netherlands, England and Hungary. L.A.B. focuses on both clinical and non-clinical pharmaceutical product development and provides services that include drug formulation development; chemical analysis; Phase I clinical studies; bioanalytical testing; and European regulatory consulting. The firm also provides controlled Phase II-A studies and multi-center trials focused in niche therapeutic areas including hepatic disease, chemotherapeutics, and hormone replacement therapy. The acquisition of L.A.B. significantly expands the Company's bioanalytical capabilities and allows the Company to offer multi-center clinical testing services.

       In 1994, the Company and private investors organized Endeavor to fund the development of generic hormone pharmaceutical products, which initially focused on certain products then under development by the Company. The Company owns approximately 40% of the fully diluted common equity of Endeavor and continues the development of these products under agreements with Endeavor. The Company's net sales to Endeavor were approximately $6.2 million, $3.5 million and $2.0 million in 1996, 1995 and 1994, respectively. The Company also provides development services to Aesgen, an affiliate, and recognized net sales to Aesgen of $4.7 million and $5.6 million in 1996 and 1995, respectively.

       The Company accounts for its investment in Endeavor under the equity method which limits the recognition of losses to the amount invested or committed for investment and financial support. The Company acquired its equity interest in Endeavor in return for its contribution of existing formulations and technology developed by the Company that had been fully expensed. Other investors' cash contribution to Endeavor created a gain for AAI that was deferred. In connection with its investment, the Company extended a $1.5 million revolving credit facility to Endeavor. Because of this financial support commitment under the credit facility, the Company recognized a liability during 1994 and the first three quarters of 1995 equal to its proportionate share of Endeavor's operating losses, net of amortization of the deferred gain on the original investment. Such amounts were reported as equity loss. In connection with a cash investment in Endeavor by new investors in November 1995, loans under this facility were repaid during the fourth quarter of 1995, and the Company's obligation to make further loans was terminated. As a result of the termination of the Company's obligation to make further loans to Endeavor under the credit facility, the previously recorded liability was reversed in the fourth quarter of 1995 and was reported as equity income.

       Effective November 17, 1995, upon the issuance of the convertible preferred stock the Company ceased to be treated as an S corporation for federal and state income tax purposes, which had allowed all taxable income and expenses to pass directly to the stockholders. Accordingly, the Company began to account for income taxes.

       This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in those forward-looking statements. Factors that might cause such differences include, but are not limited to, the Company's dependence on and effect of government regulation; its management of growth and acquisition risks; the level of outsourcing of research, development and testing activities in the pharmaceutical and biotechnology industries; its dependence on key personnel, and its dependence on third-party marketing and distribution of internally developed drugs.


RESULTS OF OPERATIONS


       1996 COMPARED TO 1995

       Net sales increased $7.5 million, or 22%, to $42.2 million in 1996 compared to 1995. The increase was principally due to the performance of a greater number of laboratory service projects and increased licensing revenue. Net sales from the core fee-for-service business increased 20% to $40.6 million in 1996 from $33.9 million in 1995. Licensing revenues in 1996 increased 103% to $1.5 million versus $738,000 in 1995.

       Cost of sales increased by $3.4 million, or 24%, to $17.6 million for 1996 compared to 1995. Cost of sales increased slightly as a percentage of net sales to 41.8% from 41.2%, reflecting the increased resources needed to perform the greater inflow of work from fee-for-service clients.

       Selling expense increased by $1.4 million, or 29%, to $6.4 million in 1996 compared to 1995. The increase was primarily attributable to the opening of sales locations in Boston, Massachusetts; San Diego and San Francisco, California; Copenhagen, Denmark; and London, England, as well as higher commission expense associated with increased sales.

       General and administrative expense increased by $737,000, or 9%, to $8.9 million in 1996 compared to 1995. The increase in general and administrative expense is primarily a function of the Company's growth with no significant change attributable to any specific items. As a percentage of sales, the Company's general and administrative expense continued its downward trend, decreasing to 21.1% for 1996 from 23.6% for 1995. Such trend may not continue in the near term, as management anticipates selected increases in administrative staffing and information technology spending to support the Company's continued growth.

       Research and development expense increased by $890,000, or 27%, to $4.2 million in 1996 compared to 1995, and represented 10.0% of net sales for 1996 compared to 9.6% of net sales in 1995. The increase in research and development expense reflects the Company's decision to allocate an increasing proportion of its development capabilities to its internal development program. The Company anticipates that, consistent with its business strategy, investments in research and development will continue to increase over the next several years.

       In connection with the acquisition of L.A.B. the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.

       Other income (expense), net, which is primarily interest, was income of $494,000 in 1996 compared to a net expense of $1.1 million in 1995. This change is primarily due to the reduced borrowing levels during 1996 compared to 1995. In addition, interest income from marketable securities, purchased with a portion of the net proceeds of the issuance of the Preferred Stock in late 1995 and the initial public offering in September 1996, offset expense incurred with respect to the Company's remaining interest-bearing liabilities.

       As a result of the termination of the Company's obligations under the credit facility to Endeavor during the fourth quarter of 1995, the Company recognized no activity associated with its investment in Endeavor during 1996, compared with income of $444,000 in 1995.

       The provision for income taxes for 1996 was $2.1 million compared to $39,000 in 1995. No income taxes were recognized for most of 1995 because the Company was treated as an S corporation for federal and state income tax purposes through November 17, 1995.


       1995 COMPARED TO 1994

       Net sales increased by $1.8 million, or 5%, to $34.6 million in 1995 compared to 1994. The increase in net sales was primarily attributable to a greater number of fee-for-service projects undertaken by the Company. These increases were partially offset by a $1.8 million reduction of net sales to a single customer from the winding down of one project and by the Company's decision to allocate an increasing proportion of its technical resources and operating capacity to internal research and development projects.

       Cost of sales declined by $274,000, or 2%, to $14.3 million in 1995 compared to 1994. Cost of sales as a percentage of net sales decreased to 41.2% in 1995 from 44.2% in 1994. This decrease is primarily attributable to the high level of cost of sales in 1994 associated with increases in professional staffing in 1994 and with the opening of the Company's Research Triangle Park facility in 1994.

       Selling expense increased by $523,000, or 12%, to $4.9 million in 1995 compared to 1994. Such increase is primarily the result of the full-year impact of increases in the sales and marketing personnel implemented in 1994. Selling expense as a percent of net sales increased to 14.2% in 1995 compared to 13.4% in 1994 reflecting the delay in productivity as new sales personnel were trained and established relationships with prospective clients.


       General and administrative expense decreased by $314,000, or 4%, to $8.2 million in 1995 compared to 1994 primarily as a result of reductions in the level of executive compensation and the departure in 1995 of certain employees to manage an affiliate. General and administrative expense as a percentage of net sales continued its downward trend, decreasing to 23.6% in 1995 from 25.8% in 1994. The Company believes that such trend reflects the compensation reductions discussed above and the utilization of administrative leverage during the period, with the expansion of operating facilities requiring no significant increase in administrative staffing or management information systems.


       Research and development expense increased $932,000, or 39%, to $3.3 million in 1995 compared to 1994. Research and development expense represented 9.6% of net sales in 1995 compared to 7.3% of net sales in 1994. The increase in research and development expense reflects the Company's decision to allocate an increasing proportion of its development capabilities to proprietary products.


       Other expense increased by $690,000 to $1.1 million in 1995 compared to 1994, reflecting higher interest expense from increased borrowing levels during 1995 and a provision of $363,000 established in connection with litigation with a former employee of the Company.

       Equity income of $444,000 was recognized in 1995 with respect to the Company's investment in Endeavor, reversing equity losses of $444,000 in 1994, due to the termination in 1995 of the Company's obligation to provide Endeavor funding under a credit facility.

LIQUIDITY AND CAPITAL RESOURCES

       The Company has funded its business through operating cash flows, proceeds from borrowings and the issuance of equity securities in September 1996 and November 1995. During 1996, 1995 and 1994, the Company generated $2.4 million, $3.8 million and $4.9 million, respectively, in cash flow from operations and raised $44.8 million and $21.5 million in net proceeds in its 1996 and 1995 sales of equity securities, respectively.

       Total capital expenditures were $7.6 million in 1996, $1.7 million in 1995 and $3.1 million in 1994. Capital expenditures were incurred predominantly in connection with the opening of the Company's Research Triangle Park facility and with improvements made to existing facilities. The Company anticipates capital expenditures in 1997 to be approximately $10 million, to be used in part for the expansion of facilities and the upgrading of certain information systems.

       Working capital was $35.8 million at December 31, 1996 compared to $12.4 million at December 31, 1995. The increase in working capital is primarily attributable to the net proceeds from the September 1996 initial public offering offset by approximately $17.6 million of negative working capital from the L.A.B. acquisition. The Company has available a $20 million credit facility to supplement its liquidity needs.

       The Company expects to continue expanding its operations through internal growth and strategic acquisitions. The Company expects such activities will be funded from existing cash and cash equivalents, cash flow from operations and borrowings under its credit facility. The Company believes that such sources of cash will be sufficient to fund operations for the current and foreseeable future and to pay existing debt as it becomes due and other capital obligations. Although the Company has no present acquisition agreements or arrangements there may be acquisition or other growth opportunities that require additional external financing, and the Company may from time to time seek to obtain funds from the public or private issuance of equity or debt securities. There can be no assurances that such financing will be available on terms acceptable to the Company.


INFLATION

       The Company believes the effects of inflation generally do not have a material adverse effect on its results of operations or financial condition.


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



                                    BUSINESS


       AAI is a leading integrated contract research and development resource to the worldwide pharmaceutical and biotechnology industries, offering an efficient, variable-cost alternative to its clients' internal drug development, compliance and quality control programs. The Company provides a broad array of value-added services, including chemical analysis, synthesis and other laboratory services; drug formulation development; clinical trial services; clinical supply and niche manufacturing; and regulatory and compliance consulting. AAI has contributed to the submission, approval or continued marketing of client products worldwide, encompassing a wide range of therapeutic categories and technologies. The Company believes that its ability to offer an extensive portfolio of high quality drug development and support services enables it to effectively compete as pharmaceutical and biotechnology companies look for integrated drug development solutions that offer cost-effective results on an accelerated basis.

       In addition to its core fee-for-service business, AAI leverages its expertise by allocating a significant proportion of its technical resources and operating capacity to internal drug and drug technology development, in which the Company shares in the expense of development and participates in the benefits of any potential commercial success through licensing arrangements. Internal drug development is focused primarily on generic products. Certain of these products have been licensed or sold. The Company's proprietary technology includes patents and pending patent applications on formulations and methods, including liquid formulations for improved delivery of nonsteroidal anti-inflammatory drugs or NSAIDs, such as ibuprofen, and chewable formulations to mask the otherwise bitter taste of certain ulcer drugs. Since 1993, the Company has allocated a growing proportion of its technical resources and operating capacity to its internal drug and drug technology development program, and because of the significant time required for development and approval of pharmaceutical products, the Company has only recently begun to recognize significant license revenue from its internal development efforts.


       In 1994, as part of its internal development program, the Company organized Endeavor to develop certain hormone pharmaceutical products, focusing initially on several such products then under development by AAI. The Company owns approximately 40% of the fully diluted common equity of Endeavor.


       On December 31, 1996, the Company acquired L.A.B. for an aggregate cost of approximately $20.9 million. L.A.B. is a European contract research and development organization headquartered in Neu-Ulm, Germany with principal operating units in Neu-Ulm and Munich, Germany; and in Paris, France, as well as smaller operational units in Stuttgart, Germany; London, England; Arnheim, Netherlands and Budapest, Hungary. L.A.B. also operates in China through a joint venture. L.A.B. employs approximately 250 scientists, technicians and support personnel, 40 or more with Ph.D. or M.D. degrees, or their U.S. equivalent. L.A.B. focuses on both clinical and non-clinical pharmaceutical product development and provides services that include drug formulation development; chemical analysis; Phase I clinical trial studies; bioanalytical testing; and European regulatory consulting. L.A.B. also provides controlled Phase II-A clinical trial studies and multi-center clinical trials focused in niche therapeutic areas including hepatic disease, chemotherapeutics, and hormone replacement therapy.

       The Company's principal executive offices are located in Wilmington, North Carolina. In addition to its L.A.B. facilities, the Company maintains operating facilities in Wilmington and Research Triangle Park, North Carolina and sales offices in Raleigh, North Carolina; Chicago, Illinois; Boston, Massachusetts; San Diego and San Francisco, California; Elmwood Park, New Jersey; San Juan, Puerto Rico; Copenhagen, Denmark; London, England; Milan, Italy and Tokyo, Japan.


INDUSTRY OVERVIEW


       The contract research and development industry (commonly referred to as the contract research organization, or CRO, industry) provides independent product development and marketed-product support services to the pharmaceutical and biotechnology industries. These research and development services include compound synthesis/extraction, screening and pharmacological testing, toxicology/safety testing, formulation development, laboratory testing, clinical trial management, regulatory and compliance and quality control testing. The Company estimates that in 1994 pharmaceutical and biotechnology companies spent approximately $30 billion worldwide on research and development. These product development and marketed-product support services, which are the primary focus of AAI's fee-for-service business, require extensive technical expertise, significant investment in capital equipment, and extensive experience in drug development processes, GMP compliance and in regulatory affairs.

       The CRO industry consists of several hundred service providers operating in various portions of the market, with many of the larger companies focusing primarily on managing clinical trials and only a few, such as AAI, offering a broad array of services. There are significant barriers to entry to providing an extensive portfolio of services, particularly in the portion of the CRO market that does not focus primarily on clinical management. These barriers include the capital investment required for state-of-the-art equipment and facilities, the employment of skilled and experienced professionals and the development of expertise in and reputation for performing critical development and support services consistent with clients' time demands and regulatory requirements.

       The Company also participates in the U.S. generic drug market through licensing revenues on internally developed products and its partial ownership of Endeavor. The U.S. generic drug market has expanded sales from approximately $3.5 billion in 1990 to approximately $6.4 billion in 1994. Generic drugs accounted for an estimated 38% of prescriptions dispensed in the United States in 1994. The Company anticipates that the growth in the generic drug market will continue as managed care organizations continue policies favoring generic substitution and patents on many high dollar-volume products expire over the next several years. In addition, L.A.B. has an active internal drug development and licensing program and has licensed numerous drug dossiers to its clients in Europe.


FACTORS INFLUENCING INCREASED OUTSOURCING


       The Company estimates that approximately $33 billion was spent on drug development, compliance and quality control worldwide in 1994 and that approximately $3.5 billion was outsourced to independent contract service providers. The Company believes that historically the majority of outsourcing has been for clinical trial management and that pharmaceutical and biotechnology companies are increasing outsourcing in non-clinical areas to control costs and to leverage all aspects of internal development and product support capabilities. The Company believes that the following factors will contribute to a continuing increase in outsourcing activities:


       COST CONTAINMENT PRESSURES. Market forces, including a shift toward managed care, and governmental initiatives have placed significant pressure on drug companies to limit and reduce drug prices. Pricing pressures have arisen from increased competition as a result of "me too" drugs, patent expirations, generic substitution and increased purchasing power of large buyer groups. The Company believes that the pharmaceutical and biotechnology industries are responding to these pressures by downsizing and rationalizing internal research and development programs, favoring outsourcing as a variable-cost alternative. Although these factors are driving drug companies to contain costs, drug companies' needs for development capacity continue. In particular, the need for additional capacity to increase the speed of new product development, maximizing the period of marketing exclusivity, and to increase economic returns has driven the need for outsourced services. In addition, market forces, including the demand arising from an aging population and the incidence of chronic disorders and life-threatening conditions such as infectious diseases, including AIDS, have increased the pressure to develop new products. AAI believes that firms with an extensive, integrated portfolio of drug development and support services will have a competitive advantage in the market, as pharmaceutical and biotechnology companies look for integrated drug development solutions offering cost-effective results on an accelerated basis.

       PATENT EXPIRATIONS. Patents for products representing $10.5 billion of 1994 U.S. drug sales are scheduled to expire by December 31, 2000. These patent expirations are forcing drug companies to develop new products or modify existing products to maintain market share against generic product competition. The Company believes that the pressure to develop new products and modify existing products, combined with internal capacity constraints, is leading companies to outsource these activities. Further, the Company believes that these patent expirations are providing generic drug companies with more product opportunities than their internal development capacity can sustain, resulting in increased outsourcing. AAI believes that firms offering integrated formulation development services and expertise in a broad variety of dosage forms will benefit from this trend.

       CONSOLIDATION IN THE PHARMACEUTICAL INDUSTRY. The pharmaceutical industry is consolidating as companies seek to reduce costs and increase revenue through business combinations. Once consolidated, many pharmaceutical companies aggressively manage costs by eliminating jobs, decentralizing the research and development process and outsourcing in an effort to reduce the fixed costs associated with internal drug development and product support.

       BIOTECHNOLOGY INDUSTRY AND "VIRTUAL" DRUG COMPANY GROWTH. The biotechnology industry has grown rapidly over the last ten years and has introduced a significant number of new compounds for development. Many biotechnology companies do not have the necessary in-house resources to conduct required development and testing. In addition, as a result of recent product development setbacks encountered by some biotechnology companies, the Company believes that many biotechnology companies are turning to experienced development firms for analytical and regulatory expertise. Furthermore, the number of "virtual" drug development companies with little or no internal development or support resources have increased substantially over the past five years. Accordingly, these companies must outsource development and support services. The Company believes firms with formulation development and biotechnology expertise will benefit from this trend.

       INCREASING GENERIC PRODUCT DEVELOPMENT. Market opportunities arising with the large number of impending patent expirations and market forces favoring generic substitution have recently led many pharmaceutical companies to form divisions focused exclusively on the development of generic products. These generic product divisions are often allocated limited internal development capabilities and must outsource some or all of their development and product support needs. The Company believes that firms offering a broad array of integrated development and support services will benefit the most from this trend.

       NEED FOR TECHNICAL EXPERTISE. Certain new compounds present complex challenges in drug development, including acceptable profiles for stability, delivery and other formulation parameters. Given the extensive expertise of certain independent drug development firms, pharmaceutical and biotechnology companies increasingly look to these firms for innovative solutions to complex issues. AAI believes that firms with a reputation for high quality, innovative, solution-driven contract work will have a key role in the area of difficult drug development.

       NEED FOR DATA MANAGEMENT EXPERTISE. Regulatory agencies are increasing the volume of data required for regulatory filings, as well as requesting increased access to these data. Furthermore, the FDA is encouraging the use of computer-assisted filings in an effort to expedite the approval process. Resource allocations and priorities may lead drug companies to outsource to firms with automated data management capabilities. The Company believes that firms that stay abreast of technological innovations and changing regulatory requirements will have a competitive advantage.


       GLOBALIZATION OF THE MARKETPLACE. Non-U.S. pharmaceutical companies, particularly firms in Japan and Europe, are increasingly seeking to obtain approval to market their existing products in the United States. Due to a lack of familiarity with the complex U.S. regulatory system and the difficulty in bringing their operating facilities into FDA-required GMP compliance, such firms are increasingly relying on independent development companies with experience in the United States to provide integrated services through all phases of product development and to assist in preparing regulatory submissions. The Company believes that domestic firms with established regulatory expertise and a broad range of integrated development services will benefit from this trend. In addition, L.A.B. offers the Company's U.S. and Asian clients the ability to develop their drugs simultaneously in Europe through L.A.B.'s European operations.


THE DRUG DEVELOPMENT PROCESS


       Under the U.S. regulatory system, the development process for new pharmaceutical products can be divided into three distinct phases. The preclinical phase involves the discovery, characterization, product formulation and animal testing necessary to prepare an Investigational New Drug ("IND") exemption for submission to the FDA. The IND must be accepted by the FDA before the drug can be tested in humans. The second, or clinical, phase of development follows a successful IND submission and involves the activities necessary to demonstrate the safety, tolerability, efficacy and dosage of the substance in humans, as well as the ability to produce the substance in accordance with the FDA's GMP regulations. Data from these activities are compiled in a New Drug Application ("NDA"), or for biotechnology products, a Product License Application ("PLA"), for submission to the FDA requesting approval to market the drug. The third phase, or post-approval phase, follows FDA approval of the NDA, or PLA, and involves the production and continued analytical and clinical monitoring of the drug. The post-approval phase also involves the development and regulatory approval of product modifications and line extensions, including improved dosage forms, of the approved product, as well as for generic versions of the approved drug, as the product approaches expiration of patent or other exclusivity protection.
Similar drug approval processes are required in many non-U.S. jurisdictions.


       The following figure illustrates the drug development process and the component activities involved in each of the three phases. The figure also illustrates the areas of AAI's service offerings. The process is described in more detail below.


       [The figure is separated into three broad vertical fields, with each field separated by a narrow column. The left hand field is entitled "The Preclinical Phase" with three vertical columns of boxes. The left hand column contains two vertically descending boxes, captioned "Discovery" and "Drug Screening". The center column contains four vertically descending boxes, captioned "Scale Up", "Chemistry", "Analysis" and "Formulation", with arrows pointing in both horizontal directions from the "Analysis" and "Formulation" boxes, spanning the entire field. The right hand column contains two vertically descending boxes, captioned "Regulation" and "Stability". Below the boxes is a row of three broad arrows, aligned under the three columns, captioned, from left to right, "Discovery", "Animal Toxicology" and "Animal Pharmacology". To the right of such field is a narrow column with the vertical caption, "IND Submission and Review". To the right of such column is the broad center vertical field with the caption, "The Clinical Phase", with three vertical columns of boxes. The left hand column contains five vertically descending boxes with the captions, "Phase I Clinical Trials", "Bulk Chemicals", "Dosage Development", "Clinical Supplies" and "Bioanalytical and Metabolism". The center column contains four vertically descending boxes with the captions, "Phase II Clinical Trials", "Clinical Supplies", "Analytical" and "Stability", with arrows pointing in both directions from the "Stability" box, spanning the entire field. The right hand column contains four vertically descending boxes, captioned "Phase III Clinical Trials", "Production Validation", "SOP's Generated" and "Regulatory". Below the boxes is a row of three broad arrows, aligned under the three columns, captioned, from left to right, "Human Toxicology", "Human Pharmacology" and "Efficacy". To the right of such field is a narrow column with the vertical caption, "NDA Submission and Review". To the right of such column is the broad right hand vertical field with the caption, "The Post-Approval Phase", with three vertical columns of boxes. The left hand column contains three vertically descending boxes with the captions, "Phase IV Clinical Trials", "Production" and "QA/QC". The center column contains three vertically descending boxes with the captions, "Product Improvements", "Stability" and "Analytical", with arrows pointing in both horizontal directions from the "Stability" and "Analytical" boxes, spanning the entire field. The right hand column contains four vertically descending boxes with the captions, "Production", "Formulation", "Regulatory" and "Bioequivalence", with the "Bioequivalence" box shifted one-half column to the left and arrows pointing in both horizontal directions from the "Bioequivalence" box spanning to the center and right hand columns. Below the boxes is a row of three broad arrows, aligned under the three columns, captioned, from left to right, "Production Introduction", "Line Extensions" and "Generic Competition". The following boxes are shaded to indicate areas of services currently provided by AAI: left hand field "Chemistry", "Analysis", "Formulation", "Regulatory" and "Stability"; center field, "Dosage Development", "Bioanalytical and Metabolism", "Analytical", "Stability", "Production Validation", "SOP's Generated", "Regulatory", "Phase I Clinical Trials", "Phase II Clinical Trials", "Phase III Clinical Trials" and both "Clinical Supplies" boxes; right hand field, "QA/QC", "Phase IV Clinical Trials", "Product Improvement", "Stability", "Analytical", "Formulation", "Regulatory" and "Bioequivalence".]


       THE PRECLINICAL PHASE

       The development of a new pharmaceutical agent begins with the discovery or synthesis of a new molecule. These agents are screened for pharmacological activity using various animal and tissue models, with the goal of selecting a lead agent for further development. Additional studies are conducted to confirm pharmacological activity, to generate safety data and to evaluate prototype dosage forms for appropriate release and activity characteristics. Protocols for these studies are designed in anticipation of fulfilling regulatory requirements. Once the pharmaceutically active molecule is fully characterized, an initial purity profile of the agent is established. During this and subsequent stages of development, the agent is analyzed to confirm the integrity and quality of material produced. In addition, development and optimization of the initial dosage forms to be used in clinical trials are completed, together with analytical models to determine product stability and degradation. Upon successful completion of preclinical safety and efficacy studies in animals, an IND submission is prepared and provided to the FDA for review prior to human clinical trials. The IND submission consists of the initial chemistry, analytical, formulation and animal testing data generated during the preclinical phase. The review period for an IND submission is 30 days, after which, if no comments are made by the FDA, the product candidate can be studied in Phase I clinical trials.

       The process for the development of biotechnology products parallels the process outlined above. Biotechnology products frequently are large proteins, with activity that is different from the activity of small, organic molecules. Proteins may be coupled with other biologically active molecules, such as lipids or sugars, for enhanced or modified biological activity. Biotechnology products may be composed of the building blocks of DNA. Because of the diversity of the nature of biotechnology products and their substantial molecular size (usually hundreds of times larger than small, organic molecules), special technology is required for their production, as well as their subsequent analysis. In addition, highly sophisticated analytical techniques are required to characterize the structure of these molecules.

       Biotechnology products, especially proteins, may be produced with living cells. Purity testing can be complex since living cells may harbor viruses and other agents. The potential presence of these agents, and the requirement to establish degradation profiles and identify impurities associated with production and purification, further require establishing, validating and conducting specialized tests and assays. Formulation development in this area is often more complex than for small, organic drug substances. Generally, molecules produced using recombinant DNA technology are inherently less stable than their organic counterparts because structural integrity must be maintained through administration and distribution of the product. Accordingly, certain aspects of the development process for biotechnology products may be more challenging than similar aspects encountered in the development of small, organic molecules.

       THE CLINICAL PHASE

       Following successful submission of an IND application, the sponsor is permitted to conduct Phase I human clinical trials in a limited number of healthy individuals to determine the drug's safety and tolerability which analyses include bioanalytical assays to determine the availability and metabolization of the active ingredient following administration. Prior to conducting these early stage toxicology trials, the drug sponsor must secure bulk supply of the active ingredient to support the necessary dosing of the Phase I trials.


       Phase II clinical trials involve administering the drug to individuals who suffer from the target disease or condition to determine the drug's potential effectiveness and ideal dose, and may involve Phase II-A clinical trials in which drugs are administered to target patients housed at controlled clinical facilities. These pharmacology trials require scale up for manufacture of increasingly larger batches of bulk chemical. These batches require validation analysis to confirm the consistent composition of the product. When further safety (toxicology), tolerability and an ideal dosing regimen have been established, Phase III clinical trials involving large numbers of patients are conducted to verify the efficacy and long-term safety of the drug. Throughout the clinical phase, samples of the product made in different batches are tested for stability to establish shelf life constraints. In addition, large-scale production protocols and written standard operating procedures ("SOPs") for each aspect of commercial manufacture and testing must be developed.


       After the successful completion of Phase III clinical trials, the sponsor of the new drug submits an NDA, or PLA, to the FDA requesting that the product be approved for marketing. An NDA, or PLA, is a comprehensive, multi-volume application that includes, among other things, the results of all preclinical and clinical studies, information about the drug's composition and the sponsor's plans for producing, packaging and labeling the drug. The FDA's review may be accelerated from a few months, for drugs related to life-threatening circumstances, to many years, with the average review lasting two and one-half years. Prior to granting approval, the FDA generally conducts an inspection of the facilities, including outsourced facilities, that will be involved in the manufacture, packaging, testing and control of the drug product for GMP compliance. Drugs that successfully complete NDA or PLA review may be marketed in the United States, subject to all conditions imposed by the FDA.


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



       THE POST-APPROVAL PHASE

       Following NDA or PLA approval, the drug manufacturer must comply with quality assurance and quality control requirements throughout production and must continue chemical analytical and stability studies of the drug in commercial production to continue to validate production processes and confirm product shelf life. Raw materials must be analyzed prior to use in production, and samples from each manufactured batch must be tested prior to release of the batch for distribution to the public. Failure to comply with FDA regulations in manufacturing or testing during this phase could result in severe sanctions, including product recalls or closing of facilities.

       PATENT EXPIRATION AND GENERIC DEVELOPMENT

       Typically, a drug sponsor obtains patent protection for a new chemical entity commencing upon initial discovery. Due to the length of the development and regulatory review processes, a significant portion of the patent exclusivity period expires prior to the initial marketing of the product. As patent expiration ensues, the sponsor may extend the brand life of the product by developing new formulations, including line extensions and improved or extended dosage forms or strengths, improved taste of an orally administered product, modifications to drug absorption to reduce the time of onset of therapeutic activity and improvements to the stability of the product. The new product must be tested for stability, and additional clinical toxicology studies may be performed. Upon completion of all necessary studies, a supplemental NDA is filed with the FDA requesting approval to market the modified product. In certain circumstances, the sponsor may obtain three years of additional marketing exclusivity for the modified product.


       As a drug's patent expires, the drug is subject to generic competition. Generic products must be approved by the FDA through the submission of an Abbreviated New Drug Application ("ANDA"). In general, a generic product is developed with the goal of being classified by the FDA as therapeutically equivalent to an FDA-approved reference product (i.e., the innovator's product). Such a rating would permit the substitution of the generic product by pharmacies for the prescribed reference product. To establish therapeutic equivalence, the generic product must contain the same active ingredients, be of the same dosage form and provide the same strength and route of administration as the reference product. In addition, the generic formulation must also satisfy prescribed standards of strength, quality, purity and identity and must be shown in bioequivalency studies with healthy individuals to produce a rate and extent of absorption of active ingredients not significantly different from those of the reference product. The FDA does not require the generic drug sponsor to separately demonstrate the safety or efficacy of the generic form if it is shown to be therapeutically equivalent to an existing FDA-approved product. Accordingly, the development period for generic products is typically shorter when compared to the development period for new drug products. In addition, the regulatory review of an ANDA is generally considerably shorter than for an NDA.


       As the foregoing figure and discussion illustrate, the drug development process requires multiple services often conducted in parallel. Any capacity constraints in any area of the process could severely limit the ability of a drug company to develop a pipeline of products.

STRATEGY

       The Company's objective is to be the leading provider of drug development and support services to the worldwide pharmaceutical and biotechnology industries and to continue to leverage its development expertise to expand its internal development of drugs and drug technologies. The Company believes that its customer-focused approach enables it to serve as a value-added partner in solving complex product development problems, providing cost-effective results on an accelerated basis. Further, its broad services assist clients with virtually all aspects of product support and GMP compliance during commercial manufacture. The Company believes that its reputation for high quality, innovative, reliable and efficient services, its capital investment in state-of-the-art equipment and facilities, skilled and experienced professional staff, and expertise in performing critical development and support services represent barriers to entry in its market. The Company believes that these factors provide the Company with an opportunity to continue to compete successfully in this growing market. The Company's strategy is to:

       OFFER BREADTH OF HIGH QUALITY SERVICES

       The Company consistently invests in personnel, facilities, technology and information systems to provide its clients with a broad range of high quality development and support services. AAI has built the internal technical expertise to address difficult product challenges spanning the drug development process. For each development project, the Company assigns a team of highly qualified scientists and technicians that interacts with clients throughout a project's duration. The Company intends to expand its development capabilities by adding services that are complementary to its existing product development and support services. The Company intends to cover most significant aspects of pharmaceutical and biotechnology product development, offering clients a source for seamless product development and support.

       INVEST IN STATE-OF-THE-ART FACILITIES


       The Company intends to continue to invest in state-of-the-art equipment and facilities to further increase the quality and breadth of its services, as well as to improve productivity. For example, during the third quarter of 1996 the Company added a containment suite to permit the development of potent compounds. In addition, through its acquisition of L.A.B., the Company added advanced analytical equipment, significantly enhancing its bioanalytical capabilities and expanded the breadth of its clinical trials capabilities. The Company also plans to expand its biotechnology expertise by adding virology capabilities and to increase its clinical supply manufacturing capabilities by adding facilities for manufacturing sterile injectable products. The Company intends to invest on an ongoing basis in advanced and automated equipment and facilities to improve productivity and quality and maintain its competitive position.


       EXPAND GEOGRAPHICALLY


       The Company believes that establishing a presence in certain domestic and international regions will enable the Company to more effectively compete for services that require rapid turnaround and for certain biotechnology business. In addition, the Company believes that geographic expansion will offer it access to additional pools of talented professional and technical staff. Further, adding facilities outside the United States also permits the Company to provide services without certain regulatory restrictions applicable to delivery and testing of substances in the United States. The addition of L.A.B's facilities and expertise is a key step in implementing this strategy. The acquisition of L.A.B. added operating facilities in Germany and other units in France, England, Netherlands and Hungary, as well as access to China through a joint venture. In addition, in acquiring L.A.B., the Company added approximately 250 scientists, technicians and support personnel (more than 40 of which hold Ph.D. or M.D. degrees, or their U.S. equivalent). The Company intends to add facilities in the northeast and on the west coast, as well as in targeted international markets. Further geographic expansion may be accomplished by internal growth, acquisitions or joint ventures.


       LEAD IN INFORMATION TECHNOLOGY


       The Company believes that superior information technology is essential to expand operations geographically and to provide innovative services to clients to enable clients to better monitor their projects and expedite regulatory review. Accordingly, the Company operates a customized data management system which connects approximately 125 analytical instruments, permitting automated data capture. In addition, the Company's proprietary laboratory tracking system ("LTS") tracks the status of each project being performed by the Company, including the time expended by Company personnel for each step of the project, permitting the Company to quantify capacity issues and schedule additional projects.

       The Company is currently operating a pilot-phase system providing certain domestic and international clients secure access to in-progress laboratory data. This system will allow a client to monitor directly the status of its project, enabling the client to make immediate changes to the scope and format of the project. The Company believes this system will allow development to be completed more efficiently and, accordingly, at a lower cost to its clients. In addition, the Company intends to offer its clients secure, on-line access through the Internet to review all of the data generated through the development process on their individual projects. The Company anticipates that this data management system may lead to shortened regulatory-review periods for products submitted by clients using the Company's system because the regulatory agencies will have on-line access to client data in support of an application.


       EXPAND INTERNAL DEVELOPMENT PROGRAM

       The Company intends to dedicate a significant proportion of its development capabilities to internal product and technology development with the objective of licensing marketing rights to third parties. As part of this strategy, the Company has entered into selected shared-risk development projects providing for license payments and royalties following successful completion of the project based upon net sales or profits. The Company does not intend to independently

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commercialize products developed internally or otherwise directly compete with its clients in the marketing or distribution of products and, accordingly, believes that its internal development efforts are complementary to its clients' development needs. Because of the significant time required for development and approval of pharmaceutical products, the Company has only recently begun to recognize significant license revenue from its internal drug and technology development efforts.

SERVICES


       The Company provides a broad array of drug development services, including chemical analysis, synthesis and other laboratory services; formulation development; clinical trial services; clinical supply and niche manufacturing; and regulatory and compliance consulting. The Company assigns project management teams consisting of customer service representatives and technical employees that meet with clients at frequent intervals to monitor and guide projects through the development process. Continual client interaction allows the Company to efficiently manage the drug development process.

       Historically, the Company's laboratory services account for approximately one half of its fee-for-service revenue, although relative amounts vary from year to year. Formulation development projects and clinical supply and niche manufacturing generally have contributed the major portions of remaining annual fee- for-service revenue. With the addition of L.A.B., the Company anticipates that clinical trials services will contribute significantly to total revenues.


       LABORATORY SERVICES


       In support of drug development and compliance programs, the Company offers laboratory services to characterize and measure drug components and impurities. The Company has over 17 years' experience in providing analytical testing services dedicated exclusively to the drug industry and has developed the scientific expertise, state-of-the-art equipment and broad range of scientific methods to accurately and quickly analyze almost any compound or product. The Company's laboratory services include method development and validation; stability studies; raw materials and release testing; biotechnology, microbiology and bioanalytical testing; product characterization and organic synthesis.

       METHOD DEVELOPMENT AND VALIDATION. The Company develops and validates methods used in a broad range of laboratory testing necessary to determine physical or chemical characteristics of compounds. Analytical methods are developed to demonstrate potency, purity, stability or physical attributes. These methods are validated to ensure the data generated by these methods are accurate, precise, reproducible and reliable and are used throughout the drug development process and in product support testing.

       STABILITY STUDIES. The Company provides stability testing and secure storage facilities necessary to establish and confirm product purity, potency and other shelf-life characteristics. Stability testing is required at all phases of product development, from dosage form development through commercial production, to confirm shelf life of each manufactured batch. The Company maintains state-of-the-art controlled climate facilities in the United States and Germany to determine the range of storage conditions the product can withstand. FDA regulations and the regulations of European regulatory authorities require that samples of clinical and commercial products placed in stability chambers be analyzed in a timely fashion after scheduled "pull points" occur, based on the date of manufacture. The Company's proprietary LTS systems track client products maintained at the Company's stability storage facilities and automatically schedules required testing as pull points occur.


       RAW MATERIALS AND PRODUCT RELEASE TESTING. The Company offers testing required by the FDA to confirm that raw materials used in production and resulting finished products are consistent with established specifications. Due to the incorporation of "just in time" inventory control systems and variations in client production schedules, release testing for both raw materials and the finished product often cannot be scheduled by clients in advance, yet must be performed immediately. The Company believes that its internal scheduling systems, analytical laboratory expertise and systems for prompt testing provide it with a competitive advantage in providing both raw material and batch release testing. The Company believes that this service enhances its client's confidence in adopting cost-saving "just in time" inventory control systems.

       BIOTECHNOLOGY ANALYSIS AND SYNTHESIS. Although the types of analytical investigations of biotechnology products are similar to those required for more traditional pharmaceutical products, the complex molecular structure of many biotechnology products requires different technology and expertise. The Company provides a broad array of biotechnology services, including both analytical and biological testing and method development and validation. AAI's breadth of services allows the Company to rapidly deduce and characterize the complex structure of the biotechnology product and measure the molecule or its metabolites in human blood plasma to support clinical trial evaluation. The Company has expertise in a broad spectrum of biochemical and immunochemical methods for characterization and analysis of biotechnology drugs. These methods include amino acid sequencing, amino acid analysis, peptide mapping, carbohydrate and lipid analysis and electrophoresis. The Company also has expertise in developing chromatographic methods that precisely evaluate the purity and stability of biotechnology products. This service breadth and diversity of analytical skills and technologies position the Company to assist its clients from early product development through the IND and PLA stages and commercial production.

       MICROBIOLOGICAL TESTING. Microbiological testing is an essential indicator to ensure that a drug product, whether raw material or finished product, does not contain harmful micro-organisms. The Company has significant experience conducting various microbial tests to identify and quantify micro-organisms that may be present, including limulus amebocyte lysate (LAL) testing, which measures toxic byproducts of micro-organisms, and particulate matter testing to determine the presence of foreign matter in injectable drug products. The Company also performs sterility testing to identify the genus and species of any micro-organisms that are present. In addition, the Company performs tests to determine the effectiveness of antibiotics against micro-organisms and the minimum levels of preservatives necessary in product formulations.

       The Company also assists clients with environmental monitoring, including water and air systems testing, using an automated biochemical system to identify micro-organisms present and determine whether such systems are within applicable microbial limits. The Company assists clients in validating their environmental control systems to ensure compliance with GMP regulations.


       BIOANALYTICAL TESTING. The Company offers bioanalytical testing services to support clinical trials, analyzing plasma samples to characterize the metabolized forms of the drug and determine the rate of absorption. Bioanalytical studies of new drugs often present challenging and complex issues, with products being metabolized into multiple active and inactive forms, each of which must be measured. The Company works with its clients to develop and validate analytical methods to permit detection and measurement of the various components to trace levels. The acquisition of L.A.B. significantly enhanced the Company's bioanalytical capabilities.


       PRODUCT CHARACTERIZATION. The Company has the expertise and instruments required to identify and characterize a broad range of chemical entities. Characterization analysis identifies the chemical composition, structure and physical properties of a compound, and characterization data forms a significant portion of a regulatory application. The Company uses numerous techniques to characterize the compound, including spectroscopy, chromatographic analysis and other physical chemistry techniques. Additionally, the Company uses such information for control testing to be performed throughout development and marketing to confirm consistent drug composition. Once appropriate test methods are developed and validated, and appropriate reference standards (highly pure samples) are characterized and certified, the Company can assist clients by routinely testing compounds for clinical and commercial use.

       ORGANIC SYNTHESIS. The Company develops synthesis methods for producing experimental quantities of new compounds needed for analytical characterization, toxicological studies, formulation development and clinical trials. Through organic synthesis techniques, the Company can produce reference standards of the active compound, specific impurities, degradation by-products, bioassay reference standards or molecular analogs to permit sufficient quantities of such compounds to be separately characterized and studied.

       FORMULATION DEVELOPMENT SERVICES


       The Company provides integrated formulation development services, enabling the Company to take a client's compound and develop a safe and stable product with desired characteristics. The Company believes its formulation expertise and extensive analytical capabilities enable it to provide an efficient, seamless development program, with a dedicated project team tracking the product through all stages of formulation development. The Company provides formulation development services to its clients during each phase of the drug development process, from new compounds and modifications of existing products to generic versions of branded products. The Company's formulation development projects may support a small segment of critical development activities or may last for several years going from early formulation development to optimized and validated production-scale, packaged product.


       The Company's formulation development expertise spans a broad spectrum of therapeutic areas. The Company works with clients to develop products with desired characteristics, including dosage form, strength, release rate, absorption properties, stability and appearance. The Company has developed significant product and process "know-how" that enable it to more efficiently solve the complex problems that arise in developing formulations with targeted characteristics and has developed a range of proprietary product technologies that allow it to better achieve desired results in product design and development.

       In providing formulation services, the Company works closely with clients to design and conduct feasibility studies to chart the potential of formulating a drug using a combination of active drug ingredients and inert "filler" materials called excipients. Using experimental designs, initial prototype formulations are prepared to identify potential problems in stability, bioavailability and manufacturing. Generally, formulation development is an iterative process, with numerous initial formulations being modified as problems are encountered. The Company believes its experience and expertise in formulation development, as well as certain proprietary technologies, permit it to design efficient protocols for identifying and optimizing prototypes with the greatest potential.

       Upon selection of the final product prototypes, the Company develops protocols to scale the product batch size from development stage (hundreds to thousands of units) to clinical scale (thousands to millions of units). During the clinical phase the Company refines the formulation in response to clinical, bioanalytical and stability data. The manufacturing scale-up process involves identifying and resolving manufacturing problems to facilitate an efficient transfer to the full-scale production equipment of the Company's clients. Throughout the development process, the Company develops and validates the analytical methods necessary to test the product to establish and confirm product specifications.

       In addition to new drug development, the Company offers product modification and line extension services to clients, generally for marketed products facing patent expiration. Modifications of existing products offer the Company's clients an opportunity to improve product characteristics, increasing product market viability. Improved product characteristics include enhancement of stability, absorption profiles (e.g., quick or sustained release), taste and appearance. Product line extensions may include new dosage forms such as solids, liquids and chewables, as well as new dosage strengths. Product modifications and line extensions offer clients the opportunity to target new patient subpopulations and improve patient compliance. The Company also offers formulation services to clients seeking to develop generic products.

       CLINICAL SUPPLY AND NICHE MANUFACTURING


       The Company provides clinical trial materials for Phase I through IV clinical trials, as well as bioequivalency studies of generic products. The Company has expertise in manufacturing tablets, capsules, sachets, liquids and suspensions, creams, gels, lotions and ointments. The Company believes that outsourcing of clinical supply manufacturing is particularly attractive to pharmaceutical companies that maintain large, commercial-quantity, batch facilities, where clinical supply manufacturing would divert resources from revenue-producing manufacturing. Similarly, pharmaceutical companies often seek to outsource commercial manufacturing of small quantity products. In addition, the Company provides its clients assistance in scaling up production of clinical supply quantities to commercial quantity manufacturing, and manufactures inventory on behalf of clients for commercial sale while client production facilities are being built and validated.

       The Company's manufacturing facilities and equipment are qualified and validated to operate under GMP regulations.


       REGULATORY AND COMPLIANCE CONSULTING


       The Company assists in the preparation of regulatory submissions, audits a client's vendors and client operations, conducts seminars, provides training courses, and advises clients on applicable regulatory requirements. The Company also assists clients in designing development programs for new or existing drugs intended to be marketed in the United States and Europe. At the client's request, the Company will either review client prepared submissions or draft sections and assemble regulatory packages and attend FDA meetings with clients.



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       The Company assists clients in preparation for FDA inspections and assists them in correcting any deficiencies noted in FDA inspections. In preparation for an FDA inspection, the Company's regulatory affairs specialists conduct mock inspections to anticipate FDA observations and advise clients of appropriate remedial actions. The Company also audits manufacturers of active and excipient ingredients used in the drug product, as well as packaging components, on behalf of clients to ensure that the manufacturers' facilities are in compliance with GMP regulations. Such audits generally include review of the vendor drug master files, analysis of standard operating procedures, review of production records, and observation of operations to ensure SOPs are being followed. Audit reports include recommendations to address any deficiencies. The Company also advises clients on validation issues concerning their systems and processes and audits client facilities to assist them in validating their processes, cleaning, water and air handling systems.


       The Company leverages its in-house laboratory training programs by providing training to clients' employees. In addition, the Company organizes and conducts seminars worldwide on a number of topical industry issues.

       CLINICAL TRIAL STUDIES

       The Company opened a 48-bed clinical trial facility at its Research Triangle Park location in the third quarter of 1996. The clinical trial unit is located in the same facility as the Company's bioanalytical laboratory and permits time-sensitive and rapid-response analysis in clinical trials. The clinical trial unit is initially intended for use in bioequivalency studies of generic drug products and Phase I clinical trials. With the acquisition of L.A.B., the Company has expanded its Phase I clinical trial capabilities and added the ability to conduct Phase II-A studies and multi-center trials focused in niche therapeutic areas, including hepatic disease, chemotherapeutics and hormone replacement therapy. L.A.B.'s Neu-Ulm operations include a 120-bed facility for conducting Phase I and II-A clinical trial studies, as well as bioequivalency studies.


INTERNAL DRUG AND TECHNOLOGY DEVELOPMENT


       The Company intends to dedicate a significant proportion of its technical resources and operating capacity to internal drug and technology development with the objective of licensing marketing rights to third parties. The Company does not intend to independently commercialize products developed internally or otherwise directly compete with its clients in the marketing or distribution of products and, accordingly, believes that its internal development efforts are complementary to its clients' development needs. The Company's internal product and technology development program has resulted in multiple generic product applications filed with the FDA. Certain of these products have been licensed or sold. The internal development program has also resulted in patents covering drug technology and pending patent applications. L.A.B. also engaged in an internal product development program with goals similar to those of the Company. At the time it was acquired by the Company, L.A.B. had numerous products then licensed to clients and new products in development, targeted primarily for regulatory approval and licensing in Europe.

       Since 1993, the Company has significantly increased its investment in its internal drug and technology development program. Because of the significant time required for development and approval of pharmaceutical products, the Company has only recently begun to recognize significant license revenue from its internal drug and technology development efforts. The Company anticipates that licensing revenue, including royalties and milestone payments, from internal drug and technology development will represent a larger proportion of its revenue, although there can be no assurance that internal development projects will yield products that will be approved by the appropriate regulatory authorities or will be attractive to potential clients. In 1996, the FDA approved a generic product licensed by the Company to a client which is the first approved generic version of a branded product that had over $100 million in sales in 1995. The Company began to recognize royalties on this product in the fourth quarter of 1996. Although there is a risk that any particular development project may not produce revenues, the Company believes that the profit margins from successful drug and technology development projects potentially exceed the margins on standard fee-for-service engagements.


       INTERNAL DRUG DEVELOPMENT

       In 1993, the Company began allocating a significant portion of its technical resources and operating capacity to internal development of generic drugs. The U.S. generic drug market has expanded sales from approximately $3.5 billion in 1990 to approximately $6.4 billion in 1994. Generic drugs accounted for an estimated 38% of prescriptions dispensed in the United States in 1994. The Company anticipates that the growth in the generic drug market will continue as

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managed care organizations pursue policies favoring generic substitution and as patents on many high revenue products expire over the next several years.


       The Company's research and development committee, composed of representatives from the formulations development, finance, marketing and legal departments, identifies potential generic drug development candidates for the program. The committee selects development candidates after reviewing market size and trends, current therapies and potential advances and patent and formulation issues. In certain instances, the committee has also invited outside consultants and medical panels to review selections.

       The first group of products in the Company's internal product development program involved generic versions of certain hormone products. In 1994, as part of its internal development program, the Company organized Endeavor with certain financial investors and an affiliate of Berlex Laboratories, Inc. to continue the development of certain generic hormone products then under development by AAI. The Company assigned its rights to such products to Endeavor in return for approximately 47% of Endeavor's equity during a private placement of Endeavor stock, and the Company entered into a development contract with Endeavor to continue product development and clinical supply manufacture. AAI currently owns approximately 40% of the fully diluted common equity of Endeavor, and the Company's net sales to Endeavor were approximately $6.2 million, $3.5 million and $2.0 million in 1996, 1995 and 1994, respectively. Endeavor is currently developing two products in multiple dosage strengths, although there can be no assurance that such products will ultimately be approved by the FDA. See "Business -- Endeavor" and "Certain Transactions -- Transactions Involving Management".

       In 1995 the Company entered into an agreement with Aesgen, a company organized by the Company with an affiliate of Mayo Clinic, MOVA Pharmaceutical Corporation and certain financial investors, to develop certain generic products. AAI recognized net sales to Aesgen of $4.7 million and $5.6 million in 1996 and 1995, respectively. In June 1996, the Company sold to Aesgen marketing rights to a product being developed by the Company. Under the agreement, Aesgen will pay license fees and additional royalties upon marketing the product, although there can be no assurance that the product will be approved by the FDA or marketed. AAI continues to hold a $1.6 million non-voting, non-convertible preferred stock investment in Aesgen. See "Certain Transactions -- Transactions Involving Management".

       In addition to its development work for Endeavor and Aesgen, the Company has continued its internal development of products to be licensed to third parties that have marketing and distribution capabilities. The Company has entered into numerous license agreements of products which are currently in development. The terms of the license agreements vary as to amounts of initial and milestone payments, as well as methods and extent of revenue participation. While the Company anticipates that most of its product license agreements will provide that prospective clients will sponsor the approved ANDA, the Company has made ANDA submissions for internally developed products in its own name which are currently under review at the FDA.

       Continuing to leverage its development capabilities, the Company is moving beyond generic drug development and has also begun reviewing new compounds that are chemically similar to currently marketed products with proven therapeutic and safety profiles, and that offer improved characteristics over the marketed product. Such improved characteristics would include enhanced therapeutic indices, reduced side effects, improved bioavailability and improved pharmacokinetics. Because considerable toxicity data already exist for the marketed product, the Company believes that new compound modifications or pro-drugs generally could be developed with less risk of failure and in a shorter time frame than new chemical entity development. The Company believes that virtual and limited-resource drug companies provide opportunities to enter into collaborative ventures to identify and develop this type of compound.


       TECHNOLOGY DEVELOPMENT PROGRAM

       As an adjunct to the internal development program, the Company has sought to protect certain intellectual property it has developed relative to the drug development process. The Company has established a patent committee which meets quarterly to review employee-generated submissions of possible patentable subject matter. The patent committee reviews the novelty and usefulness of the submission and, with input from the marketing department as to commercial viability, determines to either pursue a patent application or designate the submission as a trade secret.


       The Company's technology development program has yielded multiple issued patents and has several pending applications. For example, the Company's patented Pro-Sorb(TM) formulation technology has been shown to facilitate the oral absorption of a number of non-steroidal anti-inflammatory drugs or NSAIDs, such as ibuprofen, to reduce gastric irritation and speed the onset of therapeutic activity. In addition, the Company has patented a novel oral delivery system for certain biotechnology compounds that may currently be administered only by injection.


       The Company has one licensing agreement for a patented technology for the manufacture of low-dose products which are typically difficult to uniformly blend and an additional licensing arrangement for its patented chewable formulations to mask the otherwise bitter taste of certain ulcer drugs. In June 1996, the Company assigned to a third party certain of its patented technology for the production of a high-purity active ingredient for a generic drug product. The Company is seeking licensing partners for its other recently developed technologies.

ENDEAVOR

       The Company owns shares of convertible preferred stock of Endeavor, representing approximately 40% of the fully diluted common equity. AAI also provides development services to Endeavor at terms that the Company believes are no less favorable than terms that would be obtained from an unrelated third party.


       As of the date of this Prospectus, Endeavor has submitted ANDAs for two products in multiple dosage strengths and has received notice from the FDA citing certain major deficiencies with the applications. Endeavor is pursuing both ANDAs. Endeavor does not market any products, has not received approval of any product and there can be no assurance that the FDA will approve any of its products. Endeavor's revenues are dependent upon approval of its products, and continued product development by Endeavor is dependent upon it obtaining product approvals or additional capital funding. The Company believes that Endeavor intends to market its products through licensing to third parties.

       In addition to his duties at AAI, Frederick D. Sancilio, President of the Company, serves as a senior management employee and director of Endeavor. Dr. Sancilio does not maintain an office or have day-to-day responsibilities at Endeavor and devotes a substantial majority of his time to the management of the Company. In addition, one other executive officer of AAI serves on Endeavor's six-member board of directors. See "Certain Transactions -- Transactions Involving Management".


INFORMATION TECHNOLOGY


       The Company has made significant investments in information technology. The Company's LTS system tracks laboratory workflow and enables the Company to effectively monitor and plan work through the Company's laboratories. The LTS system monitors the progress of a client's project, records time expended by laboratory personnel, tracks sample locations and controls document revisions. The Company's customized data management system connects approximately 125 analytical instruments with multiple software architectures permitting automated data capture. In addition, the Company is currently conducting a pilot test of a system allowing certain domestic and international clients secured access to review in-progress laboratory data. This system will allow a client to efficiently monitor the immediate status of the project and make changes to the scope and format of its project.

       The Company believes that superior information technology will enable it to expedite the development process by designing innovative services for individual client needs, providing project execution, monitoring and control capabilities that exceed a client's internal capabilities, streamlining and enhancing data presentation to the FDA and enhancing its own internal operational productivity while maintaining its quality. The Company has begun to develop a database of client information integrating data, documents, electronic messages, and reference services. The Company intends to make this database available with secured on-line access through the Internet which would permit client access to data on its projects at any location worldwide and facilitate regulatory on-line access to the extensive data necessary to support the chemistry, manufacturing and control section of a regulatory application. The Company also believes that this service will allow clients to avoid delays currently incurred in regulatory staff audits of paper-copy data stored at the Company's or clients' facilities.



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CLIENTS


       Over the past six years, the Company has provided services to 24 of the top 25 pharmaceutical companies in the world as ranked by 1994 research and development spending. In 1996, the Company provided services under contracts to hundreds of clients, including some of the largest U.S., European and Japanese drug companies.

       The Company believes that concentration of business among certain large clients is not uncommon in the CRO industry. The Company has experienced such concentration in the past and may experience such concentration in the future. During 1996, Endeavor and Aesgen accounted for 10% or more (approximately 15% and 11% respectively) of the Company's net sales. Although AAI strives to reduce its reliance on a limited number of major clients, there can be no assurance that the Company's business will not be dependent upon certain major clients, the loss of which could have a material adverse effect on the Company. In addition, due to the project nature of the Company's business, there can be no assurance that significant clients in any one period will continue to be significant clients in other periods. See "Risk Factors -- Dependence on Certain Industries and Clients".


MARKETING AND BUSINESS DEVELOPMENT

       Since its inception, the Company has taken a customer-focused approach in marketing its services, often placing the Company's technical personnel with its clients' development teams to participate in planning meetings for the development of a product. The Company assigns sales and technical personnel as contacts for its larger clients, understanding that technical personnel may be better able to identify the full scope of the client's needs and suggest innovative approaches before the client formally develops the parameters of an anticipated project. Generally, the Company also hosts more than ten technical seminars per year for the pharmaceutical and biotechnology industries addressing a variety of formulation development issues, stability testing and other topics.



CONTRACTUAL ARRANGEMENTS

       The Company's fee-for-service contracts are typically evidenced by signed service estimates establishing an estimated fee for identified services. During the Company's performance of a project, clients often adjust the scope of services to be provided by the Company in light of interim project results, at which time the amount of fees is adjusted accordingly.

       Generally, the Company's fee-for-service contracts are terminable by the client upon notice of 30 days or less, although certain major formulation development and manufacturing agreements are not unilaterally terminable by the client. Although the contracts typically permit payment of certain fees for winding down a project, the loss of a large contract or the loss of multiple contracts could adversely affect the Company's future revenue and profitability. Contracts may be terminated for a variety of reasons, including the client's decision to forego a particular study, the failure of product prototypes to satisfy safety requirements and unexpected or undesired results of product testing. See "Risk Factors -- Dependence on Certain Industries and Clients".

BACKLOG

       Backlog consists of anticipated net sales from signed service estimates and other fee-for-service contracts that have not been completed and provide for a readily ascertainable price. Once contracted work begins, net sales are recognized as the service is performed on the percentage of completion basis. In certain cases, the Company begins work for a client before a contract is signed. Accordingly, backlog does not include anticipated net sales for which the Company has begun work but for which the Company does not have a signed service estimate, or for any variable-priced contracts. In addition, during the course of a project the client may substantially adjust the requested scope of services and corresponding adjustments are made to the price of services under the contract.


       The Company believes that its backlog as of any date is not a meaningful predictor of future results because backlog can be affected by a number of factors, including variable size and duration of contracts and adjustments in the scope of a contracted project as interim results become available. Additionally, contracts generally are subject to termination by clients upon 30 days notice or less. Moreover, the scope of a contract can change over the course of a project. At December 31, 1996, backlog was approximately $20.3 million, as compared to $19.7 million at December 31, 1995.



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COMPETITION


       The Company competes primarily with in-house research, development, quality control and other support service departments of pharmaceutical and biotechnology companies, as well as university research laboratories. In addition, the Company believes that although there are numerous competitors in its industry, there are few competitors that offer the broad array of services that it provides. The largest competitor offering these services is Covance Inc. (formerly known as Corning Pharmaceutical Services, Inc., a subsidiary of Corning, Inc.). Certain of the Company's competitors, including Covance Inc., may have significantly greater resources than the Company. Competitive conditions for service areas vary.


       Competitive factors include reliability, turn-around time, reputation for innovative and quality science, capacity to perform numerous required services, financial viability and price. The Company believes that it competes favorably in these areas.

POTENTIAL LIABILITY AND INSURANCE


       The Company maintains product liability and professional errors and omissions liability insurance, providing $5 million in coverage on a claims-made basis. In addition, in certain circumstances the Company seeks to manage its liability risk through contractual provisions with clients requiring the Company to be indemnified by the client or covered by clients' product liability insurance policies. In addition, in certain types of engagements, the Company seeks to limit contractual liability to its clients to the amount of fees received by the Company. The contractual arrangements are subject to negotiation with clients and the terms and scope of such indemnification, liability limitation and insurance coverage vary from client to client and from project to project. Although most of the Company's clients are large, well-capitalized companies, the financial performance of these indemnities is not secured. Therefore, AAI bears the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations or that liability would exceed the amount of applicable insurance. In addition, the Company could be held liable for errors and omissions in connection with the services it performs. There can be no assurance that the Company's insurance coverage will be adequate or that insurance coverage will continue to be available on terms acceptable to the Company. In connection with providing clinical trial services, the Company contracts with physicians to serve as investigators in conducting clinical trials to test new drugs on human volunteers. Such testing creates risk of liability for personal injury to or death of volunteers, particularly to volunteers with life-threatening illnesses, resulting from adverse reactions to the drugs administered. Although the Company does not believe it is legally accountable for the medical care rendered by third party investigators, it is possible that the Company could be held liable for the claims and expenses arising from any professional malpractice of the investigators with whom it contracts or in the event of personal injury to or death of persons participating in clinical trials. The Company also could be held liable for errors or omissions in connection with the services it performs. In addition, as a result of its clinical trial facilities, the Company could be liable for the general risks associated with a clinical trial facility including, but not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of clinical trial medical care providers. The Company believes that its risks are reduced by contractual indemnification provisions with clients and investigators, insurance maintained by clients and investigators and by the Company, various regulatory requirements, including the use of institutional or ethical review boards and the procurement of each volunteer's informed consent to participate in the study. Contractual indemnification generally does not protect the Company against certain of its own actions such as negligence, and contractual arrangements are subject to negotiation with clients and the terms and scope of such indemnification vary from client to client and from trial to trial. See "Risk Factors -- Potential Liability and Risks of Operations".


GOVERNMENT REGULATION


       The services performed by the Company are subject to various regulatory requirements designed to ensure the quality and integrity of pharmaceutical products, primarily under the Federal Food, Drug and Cosmetic Act and associated GMP regulations which are administered by the FDA in accordance with current industry standards. Services being performed outside the United States or for products intended to be substituted to non-U.S. jurisdictions may be subject to additional regulatory requirements. U.S. regulations apply to all phases of drug manufacture, testing and record keeping, including personnel, facilities, equipment, control of materials, processes and laboratories, packaging, labelling and distribution. Noncompliance with GMP by the Company in a project could result in disqualification of data collected by the Company in the project. Material violation of GMP requirements could result in additional regulatory sanctions, and in severe cases could result in a mandated closing of the Company's facilities which would materially and adversely affect the Company's business.

       To help assure compliance with applicable regulations, the Company has established quality assurance controls at its facilities that monitor ongoing compliance by auditing test data and regularly inspecting facilities, procedures and other GMP compliance parameters. In addition, FDA regulations and guidelines, as well as applicable international standards, serve as a basis for the Company's standard operating procedures. Certain of the Company's development and testing activities are subject to the Controlled Substances Act, administered by the Drug Enforcement Agency (the "DEA"), which regulates strictly all narcotic and habit-forming substances. The Company maintains separate, restricted-access facilities and heightened control procedures for projects involving such substances due to the level of security and other controls required by the DEA.


       The Company's activities involve the controlled use of hazardous materials and chemicals. The Company is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result which could materially and adversely affect the financial condition of the Company.

EMPLOYEES


       At December 31, 1996, the Company, including L.A.B., had approximately 750 full-time equivalent employees, of which approximately 75 hold Ph.D. or M.D. degrees, or their U.S. equivalent. The Company believes that its relations with its employees are good. None of the Company's U.S.-based employees is represented by a union. German law provides certain representative rights to employees.


       The Company's performance depends on its ability to attract and retain qualified professional, scientific and technical staff. The level of competition among employers for such skilled personnel is high. The Company believes that its employee benefit plans, including its health benefit, profit-sharing and employee stock option plans, enhance employee morale, professional commitment and work productivity and provide an incentive for employees to remain with the Company. In addition, the Company operates a 65-child, employee day-care facility at its Wilmington, North Carolina campus as a benefit to its employees and is expanding this facility. While the Company has not experienced any significant problems in attracting or retaining qualified staff, there can be no assurance that the Company will be able to avoid these problems in the future.


       All employees enter into confidentiality agreements protecting the Company's proprietary information, as well as client-confidential material. New U.S.-based technical employees are generally required to sign non-competition agreements, prohibiting the employee from engaging in activities in competition with the Company for a period of one year after termination of employment.


LEGAL PROCEEDINGS


       The Company is a party in an action, Kurtzman v. Applied Analytical Industries, Inc., involving a claim by a former management employee for damages arising from his termination of employment. In such matter, the former employee alleged that a contract of employment existed between him and the Company for a term of years. In 1995, a judgment for approximately $363,000 was entered against the Company following a jury trial. The Company has recorded the full amount of such judgment as an expense in its 1995 financial statements. In February 1997, the North Carolina Court of Appeals affirmed the judgment and overturned the trial court's decision not to award prejudgment interest. The Company is seeking to appeal the case to the North Carolina Supreme Court. In connection with the investment in November 1995 by the holders of the Preferred Stock, James L. Waters and Frederick D. Sancilio (directors and significant stockholders of the Company) have agreed to indemnify the Company for the $363,000 judgment and prejudgment interest in the event that the Company is ultimately required to pay such amount. See "Certain Transactions -- Transactions Involving Management".

       The Company is a party to a law suit commenced on December 19, 1996 in U.S. District Court for the Eastern District of Pennsylvania by Maganin Pharmaceutical, Inc. ("Maganin"). Maganin has alleged that the Company was negligent in preparing a batch of clinical trial materials with an alleged value of $450,000. The Company believes it has several defenses to the merits of such allegations and plans to vigorously defend this litigation.


FACILITIES


       The Company's principal executive offices are located in Wilmington, North Carolina, in a 19,000-square foot leased facility. The Company's primary U.S. facilities are located in Wilmington and Research Triangle Park, North Carolina constituting approximately 150,000 square feet of operational and administrative space. The Company's primary European facilities are located in Neu-Ulm, Germany and include over 120,000 square feet of operational and administrative space. This facility is leased under a renewable lease expiring in 2001. The Company maintains other operating units at leased facilities in Stuttgart and Munich, Germany; Paris, France; London, England; Arnheim, Netherlands and Budapest, Hungary. The Company maintains sales offices in Raleigh, North Carolina; Chicago, Illinois; Boston, Massachusetts; San Diego and San Francisco, California; Elmwood Park, New Jersey; San Juan, Puerto Rico; Copenhagen, Denmark; London, England; Milan, Italy and Tokyo, Japan. The Company believes that its facilities are adequate for the Company's operations and that suitable additional space will be available when needed.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

       The following table sets forth the names, ages and titles of the individuals who are directors and executive officers of the Company:


      OFFICER OR DIRECTOR                AGE                              POSITION
      -------------------                ---                              --------

      Frederick D. Sancilio, Ph.D.       47           Chairman of the Board of Directors and President

      William H. Underwood               49           Executive Vice President, Chief Operating Officer and Director

      Anthony F. Arato                   49           Vice President, Manufacturing and Engineering

      Mark P. Colonnese                  41           Vice President, Chief Financial Officer and Treasurer

      Martin S. Hunicutt                 46           Vice President, Marketing and Sales

      James Swarbrick, Ph.D.             63           Vice President, Research and Development

      R. Forrest Waldon                  34           Vice President, General Counsel and Secretary

      Joseph H. Gleberman                39           Director

      Charles D. Moseley, Jr             54           Director

      John M. Ryan                       52           Director

      James L. Waters                    71           Director


         Frederick D. Sancilio, Ph.D., is Chairman of the Board of Directors and President of the Company. With more than 20 years' experience in the pharmaceutical industry, Dr. Sancilio worked with Burroughs-Wellcome Co., Schering-Plough Corporation, and Hoffmann-LaRoche, Inc. before founding the Company in 1979. He has published more than 30 scientific articles discussing various aspects of pharmaceutical chemistry and regularly makes scientific presentations at pharmaceutical seminars and meetings worldwide.

         William H. Underwood has served as Chief Operating Officer since 1995, as Executive Vice President of the Company since 1992, as Vice President from 1986 to 1992, and as a director since January 1996. He has held positions in the pharmaceutical and cosmetic industries for more than 17 years, in positions including Director of Quality Assurance and Director of Manufacturing at Mary Kay Cosmetics, Inc. and Group Leader of Bacteriological Quality Control at Burroughs-Wellcome Co.

         Anthony F. Arato joined AAI in 1981 and currently serves as Vice President of Manufacturing and Engineering. Over the past decade he has served in numerous capacities and management positions. Prior to joining AAI, Mr. Arato was employed for eight years as a field engineer for Perkin-Elmer Corporation.

         Mark P. Colonnese joined AAI in 1993 and currently serves as Vice President, Chief Financial Officer and Treasurer. Prior to joining AAI, Mr. Colonnese worked as a financial executive at Schering-Plough Corporation for ten years, most recently as Senior Director of Planning and Business Analysis.

         Martin S. Hunicutt joined AAI in 1994 as Vice President of Marketing and Sales. Prior to joining AAI, Mr. Hunicutt worked for 19 years in a variety of capacities for Burroughs-Wellcome Co. Mr. Hunicutt's experience includes service as marketing project director for a major pharmaceutical product, director of marketing with responsibilities for both marketed and pre-launch products, and product manager with commercial management responsibilities.

         James Swarbrick, Ph.D., joined the Company in 1993 as Vice President of Research and Development. Prior to joining the Company, Dr. Swarbrick was Professor and Chairman of the Division of Pharmaceutics and Director of Graduate Studies in the School of Pharmacy at the University of North Carolina at Chapel Hill. Dr. Swarbrick serves on the FDA's Generic Drugs Advisory Committee and serves as Chairman of the Pharmaceutical Research and Manufacturers Association Foundation's Pharmaceutics Advisory Committee and is a member of that organization's Scientific Advisory Committee. Dr. Swarbrick has published extensively in areas of pharmaceutics and product development with more than 60 research publications to date and is co-author of Physical Pharmacy, a graduate text, and senior co-author of the Encyclopedia of Pharmaceutical Technology, which is used throughout the pharmaceutical industry.

         R. Forrest Waldon has served as the Company's General Counsel and Secretary since 1989 and as a Vice President since 1993. Prior to joining AAI, Mr. Waldon was a corporate attorney with the Atlanta, Georgia law firm of Thrasher & Whitley, P.C.


         Joseph H. Gleberman joined the Company's Board of Directors in 1995. Mr. Gleberman has been employed by Goldman, Sachs & Co. since 1982, where he has been a Managing Director since 1997 and a Partner since 1990. Mr. Gleberman serves as a director of Biofield Corporation and Diagnostic Holdings, Inc.


         Charles D. Moseley, Jr. has served as a director of the Company since January 1996. Since 1983, Mr. Moseley has been a partner of Noro-Moseley Partners, a venture capital firm. Mr. Moseley is also a director of One Price Clothing Stores, Inc. and several privately held companies.

         John M. Ryan has served as a director of the Company since January 1996. Mr. Ryan serves as managing partner of Ryan Partners, a business advisory and venture capital firm he founded in July 1996. Prior to founding Ryan Partners, Mr. Ryan served as a partner of Coopers & Lybrand, L.L.P., an accounting firm, with which he was associated from 1972 to 1996. Mr. Ryan has served as a director of numerous private companies and as an officer and director of several not-for-profit corporations.


         James L. Waters has served as a director of the Company since 1981 and as a non-employee officer from 1982 until 1996. Mr. Waters is a private investor in numerous companies and was the founder of Waters Associates, Inc., now known as Waters Corporation, a scientific instrumentation manufacturer.

      The Board of Directors is classified, with directors serving staggered three-year terms, with Messrs. Underwood and Sancilio serving terms expiring at the 1997 annual meeting of stockholders, Messrs. Moseley and Waters serving terms expiring at the 1998 annual meeting and Messrs. Ryan and Gleberman serving terms expiring at the 1999 annual meeting. Pursuant to a Stockholder Agreement among the Company and its stockholders entered into in November 1995 in connection with the purchase by GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 1995, L.P. and Bridge Street Fund 1995, L.P. (the "Goldman Investors") and others of the Preferred Stock, the Goldman Investors have the right to designate one member of the Board of Directors for so long as the Goldman Investors and their affiliates (which includes Goldman, Sachs & Co.) beneficially own 10% or more of the outstanding shares of the Common Stock. Mr. Gleberman currently serves on the Board of Directors as the Goldman Investors' designee. Immediately following the completion of this Offering, and assuming no additional shares of Common Stock are acquired by the Goldman Investors or their affiliates in this Offering, such persons would beneficially own 14.3% of the outstanding shares of Common Stock. Pursuant to the employment agreement between the Company and Dr. Sancilio, the Company is required to use its best efforts to cause Dr. Sancilio to be re-elected to the Board of Directors during the term of his employment. See "-- Employment and Compensation Agreements". In addition, certain stockholders have entered into agreements under which certain of them have the right to designate members of the Board of Directors, which agreements will expire upon completion of this Offering.

         The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee is responsible for recommending to the Board of Directors the engagement of the independent accountants of the Company and reviewing with the independent accountants the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent accountants. Messrs. Gleberman, Moseley and Ryan serve on the Audit Committee. The Compensation Committee is responsible for reviewing and approving all compensation arrangements for the officers of the Company and for administering the Company's 1995

Restricted Stock Plan, the 1995 Stock Option Plan, the 1996 Stock Option Plan and the 1997 Stock Option Plan (all as defined herein). Messrs. Moseley and Ryan serve on the Compensation Committee.

         In December 1996, the Company adopted a policy to compensate all non-employee directors of the Company $1,500 for each meeting of the Board of Directors and $1,000 for each meeting of a committee of the Board of Directors not held in connection with a regular Board meeting attended by such non-employee director or $200 for each board or committee meeting in which they participate by telephone. All directors are reimbursed for expenses incurred in connection with attending meetings of the Board of Directors and committees thereof.


EXECUTIVE COMPENSATION


         The following table sets forth all compensation awarded to, earned by or paid for services rendered to the Company in all capacities in 1995 and 1996 by: (i) the Company's chief executive officer and (ii) the Company's next five most highly compensated executive officers who were serving as executive officers at the end of 1996 (collectively, the "Named Executive Officers"):

                                                                        LONG-TERM COMPENSATION
                                                                               AWARDS
                                                                       -------------------------
                                                                                     SECURITIES
                                            ANNUAL COMPENSATION        RESTRICTED    UNDERLYING
NAME AND                                  -------------------------      STOCK      OPTIONS/SARS        ALL OTHER
PRINCIPAL POSITION               YEAR     SALARY($)(a)     BONUS($)     AWARDS($)       (#)         COMPENSATION($)(d)
------------------               ----     ------------     --------    -----------  ------------    ------------------
Frederick D. Sancilio, Ph.D.     1996      360,125(b)            0         0                 0            3,082
  President and                  1995      306,580(c)       79,217         0                 0            5,131
  Chief Executive Officer

William H. Underwood             1996      159,993               0         0             7,680            3,082
  Executive Vice President       1995      166,343               0         0                 0            5,131

Mark P. Colonnese                1996      162,837         200,000(e)      0            88,093            3,082
  Vice President and Chief       1995      121,448               0         0                 0           35,691
  Financial Officer

R. Forrest Waldon                1996      126,583           3,531         0             7,680            3,082
  Vice President and             1995      114,064               0      272,000(f)           0            5,047
  General Counsel

Martin S. Hunicutt               1996      130,000               0         0           101,376            2,025
  Vice President                 1995      130,000               0         0                 0                0

James Swarbrick, Ph.D.           1996      130,000               0         0            79,871            2,697
  Vice President                 1995      130,000               0         0                 0            3,323

------

(a)      Includes amounts deferred pursuant to the Company's 401(k) plan.
(b) Includes $100,000 in salary paid by Endeavor, a company 40% owned by the Company.
(c)      Includes $12,500 in salary paid by Endeavor.
(d) Such amounts represent the Company's contributions under its 401(k) and profit sharing plans; and with respect to Mr. Colonnese, includes $34,596 paid as relocation expense in 1995 in connection with Mr. Colonnese's acceptance of employment in 1993.
(e) Of such amount, $50,000 was paid in 1996, $50,000 was paid in 1997, $50,000 is payable in September 1997 and $50,000 is payable in December 1997.

(f) Such amount represents the value of shares of restricted stock awarded to Mr. Waldon net of consideration paid by Mr. Waldon for such shares. Restrictions with respect to such shares lapsed upon the completion of the Offering.


         The following table sets forth certain information with respect to options granted during 1996 to the executive officers named in the Summary Compensation Table.

                           STOCK OPTION GRANTS IN 1996

                                                                                                              POTENTIAL REALIZABLE
                                            INDIVIDUAL GRANTS                                                        VALUE AT
                                     --------------------------------------                                      ASSUMED ANNUAL
                                                           PERCENT OF TOTAL                                      RATES OF STOCK
                                                             OPTIONS/SARS                                     PRICE APPRECIATION FOR
                                     NUMBER OF SECURITIES     GRANTED TO          EXERCISE                        OPTION TERM (A)
                                      UNDERLYING OPTIONS     EMPLOYEES IN          PRICE      EXPIRATION      ----------------------
NAME                                    GRANTED (#)(B)        FISCAL YEAR         ($/SH)         DATE           5%($)        10%($)
----                                    --------------        -----------         --------       ----           -----        ------
Frederick D. Sancilio, Ph.D. ....               0                    0                0                0            0              0
William H. Underwood.............           7,680                 1.4%             8.35          4-26-06       40,330        102,204
Mark P. Colonnese................          88,093                15.8%             8.35          4-26-06      462,600      1,172,320
R. Forrest Waldon................           7,680                 1.4%             8.35          4-26-06       40,330        102,204
Martin S. Hunicutt...............         101,376                18.2%             8.35          4-26-06      532,353      1,349,086
James Swarbrick, Ph.D. ..........          79,871                14.3%             8.35          4-26-06      419,424      1,062,903


----------


(a) Potential realizable value is based on an assumption that the price of the common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term. The numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth.
(b) The options granted under the Company's 1995 Stock Plan and 1996 Stock Plan vest in 25% increments at each of the sixth, eighteenth, thirtieth and forty-second month anniversaries of the grant date.

        The following table sets forth certain information with respect to the value of options held at fiscal year end by the executive officers named in the Summary Compensation Table.

                     AGGREGATED 1996 YEAR-END OPTION VALUES

                                  NUMBER OF SECURITIES UNDERLYING          VALUE OF UNEXERCISED
                                     UNEXERCISED OPTIONS/SARS              IN-THE-MONEY OPTIONS
                                        AT FISCAL YEAR-END                   AT FISCAL YEAR-END(A)
                                 --------------------------------    ---------------------------------
NAME                             EXERCISABLE(#)   UNEXERCISABLE(#)   EXERCISABLE($)    UNEXERCISABLE($)
----                             --------------   ----------------   --------------    ----------------
Frederick D. Sancilio, Ph.D......         0                0                   0                 0
William H. Underwood.............     1,920            5,760              22,012            66,038
Mark P. Colonnese................    22,023           66,070             252,505           757,481
R. Forrest Waldon................     1,920            5,760              22,012            66,038
Martin S. Hunicutt...............    25,344           76,032             290,569           871,707
James Swarbrick, Ph.D............    19,968           59,903             228,933           686,788

----------

(a) Market value of underlying securities at fiscal year end minus the exercise price of "in-the-money" options.

EMPLOYMENT AND COMPENSATION AGREEMENTS

        On November 17, 1995 (the "Signing Date"), the Company and Frederick D. Sancilio entered into an employment agreement (the "Employment Agreement") to secure Dr. Sancilio's services as Chairman of the Board and President of the Company. The Employment Agreement has an initial three-year term that is automatically extended for an additional one-year period on each anniversary of the Signing Date unless either party gives the other notice prior to the anniversary date of its intention not to extend the term of the Employment Agreement. Under the Employment Agreement, Dr. Sancilio will serve as the Company's Chairman of the Board, President and chief executive officer, and the Company is required to use its best efforts to cause Dr. Sancilio to be re-elected to the Company's Board of Directors and to the boards of directors of affiliates of the Company on which boards of directors Dr. Sancilio was serving on the Signing Date and to be elected a director of any majority-owned subsidiary of the Company acquired after the Signing Date.

        The Employment Agreement provides that Dr. Sancilio will receive an annual salary of $250,000, which amount may be increased by the Board of Directors and once increased may not be reduced. The Employment Agreement provides that Dr. Sancilio will be eligible to receive bonus compensation of up to 50% of his annual salary if the Company attains certain performance objectives set jointly by the Board of Directors and Dr. Sancilio. In addition, Dr. Sancilio will be eligible to participate in employee benefit plans made available generally to the Company's executive officers and any other Company compensation or incentive plans of a long or short-term nature and to receive other perquisites not to exceed, in the aggregate, $10,000 per year.

        Under the Employment Agreement, the Company may terminate Dr. Sancilio's employment at any time, with or without cause, as defined in the Employment Agreement. In the event that the Company terminates Dr. Sancilio's employment without cause or in the event that Dr. Sancilio terminates his employment within 90 days of an event of constructive discharge (defined in the Employment Agreement to include, among other things, the removal of Dr. Sancilio from, or the failure of Dr. Sancilio to be elected to, the positions of Chairman of the Board or President, a reduction in Dr. Sancilio's responsibilities or relocation of the Company's principal executive offices by more than 30 miles from its current location), Dr. Sancilio would be entitled to receive payments aggregating three times his then current annual salary to be paid in monthly installments over two years, during which time Dr. Sancilio would continue to receive medical and life insurance benefits. The Employment Agreement requires Dr. Sancilio to refrain from certain activities in competition with the Company for a period of two years after the termination of his employment for any reason.


        The Employment Agreement obligates the Company to use its reasonable best efforts to cause Endeavor to employ Dr. Sancilio as a senior management employee at an annual salary of at least $100,000 with bonus compensation of up to 50% of annual salary to be paid if performance targets are attained and greater amounts if targets are exceeded. Endeavor has employed Dr. Sancilio on such terms, and should Endeavor fail to continue to employ him on such terms, it is anticipated that Dr. Sancilio's annual salary and bonus paid by AAI would be increased by similar amounts. See "Certain Transactions -- Transactions Involving Management".

        On November 20, 1995, the Company agreed to a cash bonus plan for Mr. Colonnese pursuant to which he would receive a cash bonus of $50,000 upon the closing of the initial public offering of the Common Stock and an additional $50,000 one year later. In addition, the agreement provided in the event that the trading price per share of the Common Stock exceeded $12.525 for 90 consecutive days (which has occurred), Mr. Colonnese would receive an additional $50,000 bonus at that time and an additional $50,000 bonus one year thereafter.


STOCK OPTION AND RESTRICTED STOCK AWARD PLANS


        Under the Company's 1995 Restricted Stock Award Plan (the "Restricted Stock Plan") and the 1995 Stock Option Plan (the "1995 Option Plan"), the 1996 Stock Option Plan (the "1996 Option Plan") and the 1997 Stock Option Plan (the "1997 Option Plan; collectively with the 1995 Option Plan and the 1996 Option Plan, the "Option Plans"), the Company is authorized to award up to 105,453 restricted shares of Common Stock and options to purchase up to 1,224,165 shares of Common Stock. The 1997 Option Plan was adopted by the Board of Directors on March 21, 1997 and is subject to the approval of the stockholders at the 1997 annual meeting. The following summary descriptions of the principal terms of the Restricted Stock Plan and Option Plans do not purport to be complete and are qualified in their entirety by the full text of the Restricted Stock Plan and Option Plans, which have been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

        RESTRICTED STOCK PLAN

        The purpose of the Restricted Stock Plan is to promote the growth and profitability of the Company by increasing the personal participation of certain employees in the financial performance of the Company, to compensate such employees for their contributions to the success of the Company and to assure the continued participation of such employees in the growth of the Company through the grant of restricted stock awards.

        The Restricted Stock Plan is administered by a committee (the "Committee") composed solely of members of the Board of Directors who are both "disinterested persons" (as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and "outside directors" (as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder). The Committee has the authority to interpret the terms and provisions of, and adopt, amend and rescind general and special rules relating to, the Restricted Stock Plan.


        The Restricted Stock Plan permits the award of shares of Common Stock to long-term employees of the Company and other key employees as selected by the Committee. Awards of shares under the Restricted Stock Plan vest over time, and in the event of termination of a participant's employment with the Company other than as a result of death, disability or retirement all unvested shares are forfeited to the Company. Prior to the completion of this Offering such shares would vest five years after the date of the award. However, pursuant to the Restricted Stock Plan, upon completion of this Offering, 50% of the shares awarded under the Restricted Stock Plan will vest on the first anniversary date of completion of the Offering and the remaining shares will vest on the second anniversary. Unvested shares will vest immediately upon completion of certain transactions involving a change in control of the Company or a sale by the Company of all or substantially all of its assets. Shares that have not vested may not be transferred other than pursuant to certain domestic relations orders.

        Of the 105,453 shares available under the Restricted Stock Plan, 104,696 shares (net of forfeitures) have been awarded and were outstanding as of December 31, 1996. Such awards were made to 119 employees, including all employees of the Company who had been with the Company for six years or more and had maintained satisfactory job performance levels. Any shares forfeited by participants under the Restricted Stock Plan are available for future awards. No director or executive officer of the Company has been granted shares of Common Stock under the Restricted Stock Plan.


        OPTION PLANS


        The purpose of the Option Plans is to promote the growth and profitability of the Company and its subsidiaries by increasing the personal participation of officers and key employees in the financial performance of the Company. The Option Plans are administered by the Committee. The Committee has the authority to interpret the terms and provisions of, and adopt, amend and rescind general and special rules relating to the administration of, the Option Plans and to make all other determinations necessary and advisable for the administration of the Option Plans. All of the Company's employees are eligible to receive stock options to purchase shares of Common Stock ("Options") pursuant to the Option Plans.

        Awards of Options may be made to officers and other key employees of the Company or its subsidiaries ("Optionees"). The Option Plans permit awards of Options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and nonqualified options. The Committee is authorized to establish the exercise price of Options, although the per share exercise price for Options intended to qualify as incentive stock options may not be less than 100% of the fair market value of a share of Common Stock on the date of grant (110% for certain 10% stockholders). The exercise price per share of any Option awarded under the Option Plans may not be less than 100% of the fair market value of a share of Common Stock on the date of grant of the Option (the "Grant Date") unless all members of the Committee agree, and in no event may it be less than 75% of the fair market value on the Grant Date. In addition, pursuant to an agreement among the Company and its stockholders entered into in connection with the issuance of the Preferred Stock the exercise price for Options granted under the 1996 Option Plan may be no less than the per Common Share equivalent price paid by the purchasers of the Preferred Stock in November 1995 ($8.35). The Committee is authorized to set the term of the Options, which may be no longer than 10 years (5 years for certain Options intended to qualify as incentive stock options).

        Options awarded under the 1995 and 1996 Option Plans become exercisable with respect to 25% of the total shares under the option six months after the grant date, 50% of the total shares 18 months after the grant date, 75% of the total shares 30 months after the grant date and 100% of the total shares 42 months after the grant date. Options awarded under the 1997 Option Plan become exercisable with respect to 50% of the total shares one year after the date of grant and 100% of the total shares two years after the grant date. The Options become immediately exercisable upon completion of certain transactions involving a change in control of the Company or a sale by the Company of all or substantially all of its assets. Unexercised Options expire upon termination of the Optionee's employment, other than as a result of death, disability or retirement, in which cases Options may be exercised for a specified period after termination of employment. Options may not be transferred other than by will or the laws of descent and distribution or pursuant to certain qualified domestic relations orders. No person may be awarded Options to purchase more than 189,750 shares of Common Stock under the 1995 Option Plan, 253,000 shares of Common Stock under the 1996 Option Plan and 200,000 shares of Common Stock in any fiscal year under the 1997 Option Plan.

        Of the 242,538 shares of Common Stock authorized under the 1995 Option Plan, Options to purchase 235,681 shares had been issued to 12 employees and were outstanding on December 31, 1996. The exercise price of such Options is $8.35 per share, except for Options to acquire 2,214 shares granted in June 1996 at $9.10 per share. Under the terms of the plan, the Company will purchase from Dr. Sancilio and Mr. Waters, upon the exercise of Options, a number of shares of Common Stock equal to the number of shares subject to the exercised Options, at an exercise price equal to the exercise price of such Options to provide the shares for issuance. Options for the following numbers of shares have been granted under the 1995 Option Plan to the following Named Executive Officers of the Company at an exercise price per share equal to $8.35: Mr. Colonnese, 88,093 shares, Mr. Swarbrick, 79,871 shares and all executive officers as a group, 167,964 shares.

        Of the 495,627 shares authorized under the 1996 Option Plan, Options to purchase 208,744 shares had been issued to 83 employees and 207,074 options were outstanding on December 31, 1996. The exercise price of such Options is $8.35 per share. Options for the following numbers of shares have been granted under the 1996 Option Plan to the following Named Executive Officers of the Company at an exercise price per share equal to $8.35: Mr. Hunicutt, 101,376 shares, Mr. Underwood, 7,680 shares, Mr. Waldon, 7,680 shares, and all executive officers as a group, 124,416 shares.

         A total of 486,000 shares are authorized to be issued under the 1997 Option Plan. No options have been awarded under the 1997 Option Plan.

        CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a brief summary of the principal United States federal income tax consequences under current federal income tax laws relating to Options awarded under the Option Plans. This summary is not intended to be exhaustive and, among other things, does not describe state, local or non-U.S. income and other tax consequences.


        An Optionee will not recognize any taxable income upon the grant of a nonqualified option, and the Company will not be entitled to a tax deduction with respect to such grant. Upon exercise of a nonqualified option, the excess of the fair market value of the shares on the exercise date over the exercise price will be taxable as compensation income to the Optionee. Subject to the Optionee including such excess amount in income or the Company satisfying applicable reporting requirements, the Company should be entitled to a tax deduction in the amount of such compensation income. The Optionee's tax basis for the shares received pursuant to such exercise will equal the sum of the compensation income recognized and the exercise price.

        In the event of a sale of shares received upon the exercise of a nonqualified option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such stock was more than one year.

        Generally, an Optionee should not recognize taxable income at the time of grant or exercise of an incentive stock option and the Company should not be entitled to a tax deduction with respect to such grant or exercise. The exercise of an incentive stock option generally will give rise to an item of tax preference that may result in alternative minimum tax liability for the Optionee.

        A sale or other disposition by an Optionee of shares acquired upon the exercise of an incentive stock option more than one year after the transfer of the shares to such Optionee and more than two years after the date of grant of the incentive stock option should result in any difference between the net sale proceeds and the exercise price being treated as long-term capital gain or loss to the Optionee with no deduction being allowed to the Company. Upon a sale or other disposition of shares acquired upon the exercise of an incentive stock option within one year after the transfer of the shares to the Optionee or within two years after the date of grant of the incentive stock option (including the delivery of such shares in payment of the exercise price of another incentive stock option within such period), any excess of (a) the lesser of (i) the fair market value of the shares at the time of exercise of the Option and (ii) the amount realized on such disqualifying sale or other disposition of the shares over (b) the exercise price of such shares, should constitute ordinary income to the Optionee and the Company should be entitled to a deduction in the amount of such income. The excess, if any, of the amount realized on a disqualifying sale over the fair market value of the shares at the time of the exercise of the Option generally will constitute short-term or long-term capital gain and will not be deductible by the Company. Special rules may apply to Optionees who are subject to Section 16 of the Exchange Act.

        Under certain circumstances the accelerated vesting or exercise of Options in connection with a change of control of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of section 280G of the Internal Revenue Code. To the extent it is so considered, the Optionee may be subject to a 20% excise tax and the Company may be denied a tax deduction.

        SECTION 162(M). Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the Company on the last day of the taxable year. Compensation attributable to Options granted under the Option Plans should not be subject to such deduction limitations.

                              CERTAIN TRANSACTIONS

TRANSACTIONS INVOLVING MANAGEMENT


        The Company leases its headquarters facility from 5051 New Centre Drive, LLC ("New Centre"),an entity in which each of Mr. Waters and Dr. Sancilio owns a one-third interest. Pursuant to the lease agreement between the Company and New Centre, the Company pays rent at an annual base rate of $12.50 per square foot of space leased, subject to adjustment for increases in the landlord's expense in maintenance and insurance of the facility. The effective rate per square foot was increased to the current rate of $13.30 commencing in June 1995 to reflect such increased expenses. Under the agreement, the Company may lease portions of the entire facility as needed and upon agreement of New Centre. At December 31, 1996, the Company leased approximately 19,000 square feet of space under the agreement. The initial term of the lease agreement expires in March 1999, but the agreement will extend for successive one-year periods unless either party provides the other, at least 90 days prior to the scheduled expiration of the agreement, notice of its intent not to renew the lease. The lease rate for any renewal term is to be set by mutual agreement of the parties.

        Approximately 40% of the capital stock of Endeavor on a fully diluted basis is held by the Company, and certain directors of the Company serve as directors and officers of Endeavor. Pursuant to an agreement among the Endeavor stockholders, the Company has the right to designate two of the six members of the Endeavor board of directors. AAI realized $6.2 million, $3.5 million and $2.0 million in net sales to Endeavor in 1996, 1995 and 1994, respectively.

        The Company provides product development services pursuant to an agreement with Endeavor in connection with hormone pharmaceutical products that Endeavor is developing. The Company has agreed to manufacture products developed by Endeavor at the Company's manufacturing facility located at 1726 North 23rd Street, Wilmington, North Carolina, until Endeavor achieves a specified development milestone. The Company has agreed that at such time, it will grant to Endeavor a lease/purchase option to either lease for 15 years or purchase the portion of such facility intended for use by AAI in manufacturing Endeavor's products. Upon achievement of the milestone by Endeavor, the Company will also sell to Endeavor the equipment and inventory of raw materials, assign to Endeavor its raw materials supply agreements relating to Endeavor's products and make available certain personnel to Endeavor so that Endeavor can assume its manufacturing operations. Upon exercise of either the option to lease or the option to purchase, Endeavor is required to pay an exercise price of $2 million to the Company in addition to lease payments or a purchase price based on the fair market value of the facility. If Endeavor exercises the option to lease but does not subsequently exercise the option to purchase and does not achieve certain development milestones by a specified date, AAI must repay the option exercise price to Endeavor. The facility subject to the option is currently used by the Company for clinical supply and niche manufacturing operations. The Company is presently expanding its clinical supply and niche manufacturing facilities which could be used to manufacture Endeavor's products currently under development or, if Endeavor exercises its option to manufacture such product itself, for other client work. The Company has also agreed to permit Endeavor under certain circumstances the first right to purchase additional proprietary hormone pharmaceutical products developed by AAI at a price equal to the amount of development work expended by AAI at its standard hourly rates and out-of-pocket expenses, and AAI would continue the development work with respect to such product under the agreement with Endeavor.


        In addition to his duties at AAI, Dr. Sancilio is employed by Endeavor as a senior management employee. Pursuant to his employment agreement with Endeavor, Dr. Sancilio is to be based at AAI's principal executive offices and does not have day-to-day responsibilities in the operation of Endeavor and is assigned responsibilities from time to time by Endeavor's board of directors. Dr. Sancilio receives an annual salary of $100,000 and is eligible for bonus compensation of up to 50% of salary. Dr. Sancilio's employment agreement with Endeavor has an initial two-year term expiring on November 17, 1997 and renews for successive one-year periods unless either party elects not to renew the agreement. Dr. Sancilio devotes the substantial majority of his time to the management of AAI.

        In addition, the Company provided management and administrative services to Endeavor at an annual fee of $120,000 through April 1996 when this agreement was terminated by Endeavor. The Company believes that the terms of each of the foregoing agreements are no less favorable than terms that would be obtained in an agreement with an unrelated third party.


        The Company provides product development services to Aesgen, which develops generic pharmaceutical products. Approximately 30% of Aesgen's outstanding common stock is held by certain of the holders of AAI's currently outstanding shares of capital stock. In addition, Mr. Waters and Dr. Sancilio serve on the ten-member board of directors of Aesgen. AAI realized $4.7 million and $5.6 million in net sales to Aesgen in 1996 and 1995, respectively. AAI has the right under its development agreement with Aesgen to provide certain product development and support services to Aesgen, provided that AAI's fees for such services are comparable to those of a reasonably comparable firm. In addition, under such development agreement, the Company has agreed, absent certain circumstances, not to develop for its own account or for any other person, any formulation of a product intended to be therapeutically equivalent to the same reference product for any of the products currently under development by Aesgen and any additional drugs that AAI agrees to develop for Aesgen under the development agreement. The Company believes that the terms of such agreement are no less favorable than terms that would be obtained in a transaction with an unrelated third party.


        In June 1996, the Company sold to Aesgen marketing rights to a product being developed by the Company. Under the agreement, Aesgen will pay license fees and additional royalties upon marketing of the product, although there can be no assurance that the product will be approved by the FDA or marketed.


        While incorporated in July 1994, Aesgen was formally organized and funded in April 1995 via issuance of approximately $11 million of nonconvertible, non-voting, mandatorily redeemable, preferred stock. As the Company did not intend to hold an equity interest, the Company entered a series of related transactions commencing in December 1995 in which the Company transferred to a corporation ("Aesgen Holding"), owned by the holders of substantially all of the then outstanding capital stock of the Company, approximately 30% of the outstanding Aesgen common stock in return for $50,000 (the amount paid by AAI for such shares) and Aesgen Holding's assumption of and AAI's release from an obligation to invest an additional $1.2 million in Aesgen. The Company retains a $1.6 million nonconvertible, non-voting preferred stock investment in Aesgen. Aesgen Holding has distributed all shares of Aesgen common stock held by it to its stockholders. Accordingly, the Company's executive officers beneficially own the following percentages of the fully diluted common equity of Aesgen: Dr. Sancilio, 12.1%, Mr. Underwood, 0.7%, Mr. Arato, 0.2% and Mr. Waldon, 0.2%.

        In November 1995, in connection with the purchase by the Goldman Investors and certain other investors of shares of Preferred Stock described below, Mr. Waters purchased shares of Preferred Stock (convertible into 119,833 shares of Common Stock), on substantially the same terms and conditions, including price, as other purchasers of shares of Preferred Stock. In connection with such transaction, the Company granted certain stockholders, including Mr. Waters and Dr. Sancilio, rights to cause the Company to register for sale shares of Common Stock acquired upon conversion of the Preferred Stock. See "Description of Capital Stock -- Registration Rights". In addition, in connection with the Company's issuance of shares of Preferred Stock, Mr. Waters and Dr. Sancilio agreed to indemnify the Company against certain matters including the imposition of certain federal income tax liabilities, if any, in connection with the Company's election to be treated as an S corporation, final resolution of certain litigation brought by a former employee of AAI in which a judgment for approximately $363,000 has been entered against the Company and which is currently being appealed by the Company, and the payment of any amount due in connection with the resolution of an assessment against the Company of a North Carolina use tax deficiency of approximately $340,000 plus penalties and interest assessed against the Company. In addition, and as part of the same transaction, Mr. Waters and Dr. Sancilio have agreed to sell to AAI up to a total of 242,539 shares of Common Stock to provide the shares for issuance pursuant to the 1995 Stock Option Plan. Such shares are required to be sold by Mr. Waters and Dr. Sancilio upon the exercise of options under the 1995 Plan at the exercise price of such options. As of December 31, 1996, options to acquire 235,681 shares of Common Stock granted under the 1995 Stock Option Plan at an exercise price per share of $8.35, except for options for 2,214 shares at an exercise price of $9.10, were outstanding.


        In 1988, the Company secured financing with variable rate North Carolina industrial revenue bonds which are supported by a letter of credit issued by a bank. Dr. Sancilio and Mr. Waters guaranteed the Company's obligation to repay amounts drawn under such letter of credit. In March 1996, the bank released Dr. Sancilio and Mr. Waters from such guarantees at which time the amount of the letter of credit was approximately $1.7 million.

        The Company loaned $82,775 to Mr. Underwood in 1993 in connection with a purchase of shares of Common Stock. Such loan is evidenced by a promissory note, which bears interest, payable biweekly, at an annual rate of 6.15% and is payable, if not paid sooner, on March 30, 1998. At December 31, 1996, the outstanding principal amount of such promissory note was $82,775.

        The Company loaned $168,865 to Mr. Waldon in connection with his purchase of 105,453 shares of Common Stock in November 1995 for $30,000 and with the income tax liabilities arising in such transaction. Such loan is evidenced by a promissory note that bears interest at an annual rate of 6.48%, with principal and interest payable biweekly. Mr. Waldon's shares of Common Stock are pledged to secure such loan, and Mr. Waldon granted the Company an option to repurchase such shares at the initial purchase price plus a formula amount, which option terminated upon the completion of the Offering. At December 31, 1996, the outstanding aggregate principal amount of such loan was $167,988.


CERTAIN BUSINESS RELATIONSHIPS


        In November 1995, the Goldman Investors and certain other investors purchased shares of Preferred Stock of the Company which were converted pursuant to the terms thereof, and effective upon the closing of the Offering, into 2,276,832 shares of Common Stock. In connection with such transaction, the Company granted the Goldman Investors certain rights to cause the Company to register for sale shares of Common Stock acquired upon conversion of the Preferred Stock. See "Description of Capital Stock -- Registration Rights". Pursuant to a Stockholder Agreement entered into in November 1995 in connection with the purchase of the Preferred Stock, the Goldman Investors have the right to designate one member of the Board of Directors for so long as the Goldman Investors and their affiliates (which include Goldman, Sachs & Co.) beneficially own 10% or more of the outstanding shares of Common Stock. Pursuant to such Agreement, Mr. Gleberman, a Managing Director of Goldman, Sachs & Co., serves as one of the Company's directors. See "Management".

        In connection with the purchase by the Goldman Investors and certain other investors of shares of Preferred Stock in November 1995, the Company agreed that so long as the Goldman Investors beneficially own 5% or more of the outstanding shares of Common Stock, the Company will retain Goldman, Sachs & Co. or an affiliate to perform all investment banking services for the Company for which an investment banking firm is retained and to serve as managing underwriter of any offering of the Company's capital stock, on customary terms, consistent with an arm's-length transaction. In the event that the Company and Goldman, Sachs & Co. or their affiliates cannot agree to the terms of such engagement after good faith discussions, the agreement permits the Company to engage any other investment banking firm, although Goldman, Sachs & Co. are entitled to serve as co-managing underwriter in any underwritten offering of the Company's capital stock. The Company has agreed to indemnify Goldman, Sachs & Co. and their affiliates against certain liabilities, including liabilities under the Securities Act.

        Goldman, Sachs & Co. acted as a manager of and received customary discounts in the Offering. Pursuant to an agreement entered into in connection with the Offering, the Company has agreed to maintain a current Prospectus in connection with Goldman, Sachs & Co.'s market-making transactions and to pay certain expenses relating to amendments or supplements to the Prospectus. See "Plan of Distribution".

        Approximately 14.2% of the capital stock of Endeavor on a fully diluted basis and 4.1% of the common equity of Aesgen on a fully diluted basis is held by the Goldman Investors.

        In November 1995, Noro-Moseley Partners III, L.P. ("Noro-Moseley"), a venture capital limited partnership, purchased shares of Preferred Stock which were converted, pursuant to the terms thereof and effective upon the closing of the Offering, into 119,833 shares of Common Stock. In connection with such transaction, the Company granted Noro-Moseley certain rights to cause the Company to register for sale shares of Common Stock acquired upon conversion of the Preferred Stock. See "Description of Capital Stock -- Registration Rights". The holders of Preferred Stock were granted the right to designate one director, which right expires upon completion of the Offering. Such holders have agreed that as long as the Goldman Investors beneficially own 10% or more of the outstanding shares of Common Stock they will vote their shares in favor of the Goldman Investors' designee. Noro-Moseley also currently owns 14.8% of the capital stock of Endeavor on a fully diluted basis and 8.2% of the common equity of Aesgen on a fully diluted basis. Charles D. Moseley, Jr., a member of the limited liability company which is the general partner of Noro-Moseley, serves as a director on the boards of directors of AAI, Endeavor and Aesgen.


                             PRINCIPAL STOCKHOLDERS


        The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of December 31, 1996 and as adjusted to give effect to the sale of shares of Common Stock in the Offering by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director, (iii) each Named Executive Officer (see "Management -- Executive Compensation") and (iv) all executive officers and directors as a group.

                                                             Number of       Percentage of
                                                               Shares            Shares
NAME OF BENEFICIAL OWNER                                    Beneficially      Beneficially
BENEFICIALLY OWNED(A)                                         Owned(a)           Owned
---------------------                                         --------           -----
Frederick D. Sancilio, Ph.D.(b).......................       5,053,044           30.9%
James L. Waters(c)....................................       2,617,703           16.0%
The Goldman Sachs Group, L.P.(d)......................       2,276,832           13.9%
Joseph H. Gleberman(e)................................              --              --
Charles D. Moseley, Jr.(f)............................         119,833               *
John M. Ryan..........................................           1,000               *
William H. Underwood(g)...............................         233,834            1.4%
Anthony F. Arato(h)...................................          73,805               *
Mark P. Colonnese(i)..................................          23,023               *
Martin S. Hunicutt(j).................................          26,594               *
James Swarbrick, Ph.D.(k).............................          21,468               *
R. Forrest Waldon.....................................         107,373               *
All executive officers and directors as a
  group (11 persons)..................................       8,277,677           50.7%

----------

 *    Less than 1%
(a) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Information in the table reflects options granted under the 1995 Option Plan and the 1996 Option Plan to the extent such options are or become exercisable within 60 days. Accordingly, the totals for the following executive officers and all executive officers and directors as a group includes the following shares represented by options: Mr. Underwood, 1,920 shares; Mr. Arato, 1,920 shares; Mr. Colonnese, 22,023 shares; Mr. Hunicutt, 25,344 shares; Dr. Swarbrick, 19,968 shares; Mr. Waldon, 1,920 shares; and all executive officers and directors as a group, 73,095 shares.
(b) Dr. Sancilio's address is 5051 New Centre Drive, Wilmington, North Carolina 28403.
(c) Includes 496,133 shares of Common Stock beneficially owned by Mr. Waters' spouse. Mr. Waters' address is 47 New York Avenue, Framingham, Massachusetts 01701.
(d) Represents 2,276,832 shares owned by certain investment partnerships, of which affiliates of The Goldman Sachs Group, L.P. ("GS Group") are the general partner, managing general partner or general manager. Includes 1,428,549 shares held of record by GS Capital Partners II, L.P.; 567,908 shares held of record by G.S. Capital Partners II Offshore, L.P.; 120,552 shares held of record by Bridge Street Fund 1995, L.P.; 107,132 shares held of record by Stone Street Fund 1995, L.P.; and 52,691 shares held of record by Goldman, Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners II Germany Civil Law Partnership. GS Group disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. The address of the GS Group is 85 Broad Street, New York, New York 10004.
(e) Mr. Gleberman, a Managing Director of Goldman, Sachs & Co., disclaims beneficial ownership of the 2,276,832 shares which may be deemed to be beneficially owned by GS Group as described in note (d) above.
(f) Represents 119,833 shares beneficially owned by Noro-Moseley. Mr. Moseley disclaims beneficial ownership of such shares.
(g)    Includes 925 shares owned by Mr. Underwood's children.
(h)    Includes 159 shares owned by Mr. Arato's children.
(i)    Includes 1,000 shares owned by Mr. Colonnese's children.
(j)    Includes 500 shares owned by Mr. Hunicutt's children.
(k)    Includes 500 shares owned by Dr. Swarbrick's spouse.


                          DESCRIPTION OF CAPITAL STOCK


      The authorized capital stock of the Company consists of 100 million shares of Common Stock, $.001 par value per share, and 5 million shares of preferred stock, $.001 par value per share. As of December 31, 1996, there were outstanding 16,286,236 shares of Common Stock and 495,293 shares of Common Stock reserved for issuance under the Option Plans (not including the 486,000 shares reserved under the 1997 Option Plan which was adopted after December 31, 1996).

      The following summary of certain provisions of the Common Stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Certificate of Incorporation and by the provisions of applicable law.


COMMON STOCK


      The Company's Restated Certificate of Incorporation authorizes the issuance of up to 100 million shares of Common Stock, $.001 par value per share. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefor and subject to any preferential dividend rights of any then outstanding preferred stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to any preferential dividend rights of any then outstanding preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK


      The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of additional shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and rights of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. Such issuance could have the effect of decreasing the market price of the Common Stock. Thus, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company. As of December 31, 1996, no series of preferred stock had been designated and no shares of preferred stock were outstanding. The Company has no current plan to issue any shares of preferred stock.


OPTIONS


      As of December 31, 1996, there were outstanding options to purchase an aggregate of 442,755 shares of Common Stock awarded under the Company's 1995 Stock Option Plan and 1996 Stock Option Plan, of which options for 440,541 shares are at an exercise price of $8.35 per share and options for 2,214 shares are at an exercise price of $9.10 per share. See "Management -- Stock Option and Restricted Stock Award Plans". Dr. Sancilio and Mr. Waters have granted the Company an option to purchase shares of Common Stock to fund the purchase of the 242,538 shares under the 1995 Option Plan at the price per share for each option under the 1995 Option Plan.


REGISTRATION RIGHTS


      The holders (which include Dr. Sancilio, Mr. Waters and the Goldman Investors) of 13,076,206 shares of Common Stock (the "Registrable Securities") have certain rights with respect to the registration of those shares under the Securities Act. If requested by any of such stockholders, including Dr. Sancilio, Mr. Waters or the Goldman Investors, the Company must file a registration statement under the Securities Act covering all Registrable Securities requested to be included by such holders of Registrable Securities. The Company may be required to effect up to three such registrations at its expense (other than underwriting discounts and commissions) and thereafter may be required to effect additional registrations upon reimbursement for expenses by participating stockholders. The Company has the right to delay any such registration for up to 180 days under certain circumstances. Such stockholders' demand registration rights will expire when such stockholder, together with its affiliates, cease to beneficially own Registrable Securities (i) equal to 10% of the then outstanding shares of Common Stock or (ii) having an aggregate market value of at least $30 million.


      In addition, if the Company proposes to register any of its shares of Common Stock under the Securities Act other than in connection with a Company employee benefit plan or a corporate reorganization, the holders of Registrable Securities may require the Company to include all or a portion of their shares in such registration, subject to certain priorities among them, although a co-managing underwriter of any such offering unaffiliated with any holder of Registrable Securities may limit the number of shares in such registration. All expenses incurred in connection with such registrations (other than underwriting discounts and commissions) will be borne by the Company.

DELAWARE LAW AND CERTAIN PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS


      The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware (the "Delaware General Corporation Law"). Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

      The Restated Certificate of Incorporation provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, the Restated Certificate of Incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the Company entitled to vote. Under the Restated Certificate of Incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors, may be filled only by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Restated Certificate of Incorporation and the By-laws require the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior paragraph.


      The Restated Certificate of Incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of directors and officers of the Company under federal securities laws. Furthermore, the Restated Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the Delaware General Corporation Law. These provisions do not limit or eliminate the right of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach by a director or an officer of a duty owed to the Company. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

      In addition, the Restated Certificate of Incorporation contains certain provisions addressing potential conflicts of interest between the Company and any entity in which any directors of the Company have a financial interest (a "Related Entity"). Under these provisions, any contract, agreement, arrangement or transaction between the Company and a Related Entity (a "Related Transaction") shall not be void or voidable solely for the reason that the Company and a Related Entity are parties thereto, if: (i) the material facts of the Related Transaction are disclosed or are known to the Board of Directors (or a committee thereof) and the Board (or committee) in good faith authorizes, approves or ratifies the Related Transaction by the affirmative vote of a majority of the disinterested directors on the Board of Directors (or such committee), even though the disinterested directors may be less than a quorum;
(ii) the material facts of the Related Transaction are disclosed or are known to the holders of the then outstanding voting shares of the Company entitled to vote thereon, and the Related Transaction is specifically approved or ratified in good faith by the affirmative vote of the holders of a majority of the then outstanding voting shares not owned by the interested directors or Related Entity, as the case may be, even though such holders may be less than a quorum;
(iii) such Related Transaction is effected pursuant to and consistent with terms and conditions specified in any arrangements, standards or guidelines that are in good faith authorized, approved or ratified, after disclosure or knowledge of the material facts related thereto, by the affirmative vote of a majority of the disinterested directors on the Board of Directors (or committee thereof), or by the affirmative vote of the holders of a majority of the then outstanding voting shares of the Company not owned by the interested directors or Related Entity, as the case may be, even though the disinterested directors or such holders may be less than a quorum; or (iv) such Related Transaction was fair to the Company.

      The Restated Certificate of Incorporation also provides that any such contract, agreement, arrangement or transaction authorized, approved or effected, and each of such arrangements, standards or guidelines so authorized or approved, as described in (i), (ii) or (iii) above, shall be conclusively deemed to be fair to the Company and its stockholders. If, however, such authorization or approval is not obtained, or such contract, agreement, arrangement or transaction is not so effected, no presumption shall arise that such contract, agreement, arrangement or transaction, or such arrangements, standards or guidelines, are not fair to the Company and its stockholders.

      The By-laws of the Company establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders of the Company and for nominations by stockholders of candidates for election as directors at an annual meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given to the Secretary of the Company timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are selected and recommended by the Board of Directors or by a committee of the Board of Directors designated to make nominations, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors of the Company.

      To be timely, notice of nominations or other business to be brought before any meeting must be received by the Secretary of the Company not later than 120 days in advance of the anniversary date of the Company's proxy statement for the previous year's annual meeting or, in the case of special meetings, at the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.

      The notice of any stockholder proposal or nomination for election as a director must set forth the various information required under the By-laws. The person submitting the notice of nomination and any person acting in concert with such person must provide, among other things, the name and address under which they appear on the Company's books (if they so appear) and the class and number of shares of the Company's capital stock that are beneficially owned by them.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina.

                         SHARES ELIGIBLE FOR FUTURE SALE


      As of December 31, 1996, 16,286,236 shares of Common Stock were outstanding. Of these shares, the 3,105,000 shares sold in the Offering were freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"), which will be subject to the resale limitations imposed by Rule 144, as described below. All of the remaining 13,181,236 shares of Common Stock outstanding are "restricted securities" within the meaning of Rule 144. On March 19, 1997, 10,440,209 shares became eligible for sale, subject to the provisions of Rule 144 under the Securities Act or Rule 701 under the Securities Act ("Rule 701"). Of the remaining shares, 2,636,331 shares, all of which may be deemed to have been issued in November 1995 for the purposes of Rule 144, will not be eligible for resale under Rule 144 until after the expiration of the Rule 144 holding period which commences on the date such restricted securities were acquired from the Company or an affiliate, and may be resold in the public market only in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption therefrom. Of such 13,181,236 restricted shares, 13,076,206 shares are beneficially owned by stockholders who have the right to have their shares registered by the Company under the Securities Act. A total of 104,696 shares (net of forfeitures) were awarded pursuant to the Restricted Stock Plan and, as discussed below, are subject to certain vesting requirements and may not be transferred prior to vesting.

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) whose restricted securities have been outstanding for at least two years, including a person who may be deemed an "affiliate" of the Company, may only sell a number of shares within any three-month period that does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume in the Company's Common Stock in the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the issuer, has not been an affiliate within three months prior to the sale and has owned the restricted securities for at least three years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above. The Securities and Exchange Commission (the "Commission") recently adopted amendments to Rule 144, reducing the initial holding period from two years to one year and the holding period under Rule 144(k) from three years to two years. These amendments become effective on April 29, 1997, at which time the 2,636,331 shares not currently eligible for resale will be eligible for resale under Rule 144.

      Certain shares issued or issuable upon the exercise of options granted by the Company or acquired pursuant to the Company's Restricted Stock Award Plan, the Option Plans and other plans prior to the date of this Prospectus may be eligible for sale in the public market pursuant to Rule 701 under the Securities Act. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, in reliance upon Rule 144, but without compliance with certain restrictions of Rule 144, including the holding period requirements. As of December 31, 1996, the Company has granted outstanding options covering 442,755 shares of Common Stock, all of which become exercisable at various times in the future and 104,696 restricted shares of Common Stock, a portion of which are subject to forfeiture by the holder in certain events, do not vest until two years after the completion of this Offering, subject to immediate vesting upon certain change-in-control transactions, and may not be transferred prior to vesting. Any shares of Common Stock issued upon the exercise of these options and such restricted shares will be eligible for sale pursuant to Rule 701.

      In addition to shares issuable pursuant to the exercise of outstanding options, the Company has reserved 288,219 additional shares for issuance under the 1996 Option Plan and 486,000 additional shares for issuance under the 1997 Option Plan. When issued, shares acquired under outstanding options issued under the 1995 Option Plan and the 1996 Option Plan may only be sold within the limitations of Rule 701 and Rule 144 or pursuant to registration under the Securities Act. The Company intends to file registration statements covering shares of Common Stock to be acquired upon the exercise of options granted after the date of the Offering under the 1996 Option Plan and the 1997 Option Plan, if it is approved by the stockholders. Once such registration statements become effective, persons acquiring shares pursuant to the exercise of options granted under such Option Plans, including affiliates, will be able to sell the shares in the public market without regard to the holding period of Rule 144.


                              PLAN OF DISTRIBUTION

      This Prospectus may be used by Goldman, Sachs & Co. in connection with offers and sales related to market-making transactions in shares of Common Stock effected from time to time after the commencement of the Offering. Goldman, Sachs & Co. may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

      The Company has agreed to indemnify Goldman, Sachs & Co. with respect to certain liabilities in connection with this Prospectus, including liabilities under the Securities Act.

      For a description of certain relationships and transactions between Goldman, Sachs & Co. and their affiliates and the Company, see "Management," "Certain Transactions" and "Principal Stockholders".

      The Company has been advised by Goldman, Sachs & Co. that, subject to applicable laws and regulations, Goldman, Sachs & Co. currently intend to make a market in the Common Stock. However, they are not obligated to do so and any market-making may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk Factors -- Possible Volatility of Stock Price".

      Goldman, Sachs & Co. have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority without the prior specific written approval of such transactions by the customer.



                                  LEGAL MATTERS


      The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Certain legal matters in connection with this Prospectus will be passed upon for Goldman, Sachs & Co. by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                     EXPERTS


      The financial statements of the Company as of December 31, 1996 and 1995 and for each of the three fiscal years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



                             ADDITIONAL INFORMATION


      The Company has filed with the Commission, Washington, D.C., a Registration Statement on Form S-1 under the Securities Act that includes this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to herein are not necessarily complete; with respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material or any part thereof may be obtained from such offices, upon payment of the fees prescribed by the Commission. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. In addition, the Company files reports with the Commission, including annual reports, quarterly reports and current reports on Form 8-K. These reports also may be inspected, copied and accessed as described above. In addition, the Company furnishes its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by its independent accountants and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary condensed financial information.

                         INDEX TO FINANCIAL INFORMATION



                                                              PAGE
                                                              ----
Consolidated financial statements of Applied Analytical
  Industries, Inc.:
  Report of Independent Accountants.........................  F-2
  Consolidated Statement of Income for the years ended
     December 31, 1996, 1995 and 1994.......................  F-3
  Consolidated Balance Sheet as of December 31, 1996 and
     1995...................................................  F-4
  Consolidated Statement of Cash Flows for the years ended
     December 31, 1996, 1995 and 1994.......................  F-5
  Consolidated Statement of Stockholders' Equity for the
     years ended December 31, 1996, 1995 and 1994...........  F-6
  Notes to Consolidated Financial Statements................  F-7
Consolidated financial statements of L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co.:
  Report of Independent Accountants.........................  F-17
  Consolidated Balance Sheet as of December 31, 1996 and
     1995...................................................  F-18
  Consolidated Statement of Operations for the years ended
     December 31, 1996 and 1995.............................  F-19
  Consolidated Statement of Cash Flows for the years ended
     December 31, 1996 and 1995.............................  F-20
  Notes to Consolidated Financial Statements................  F-21
Pro Forma Financial Information:
  Pro Forma Condensed Statement of Operations, reflecting
     the pro forma combination of AAI and L.A.B. for the
     year ended December 31, 1996...........................  F-24
  Notes to Pro Forma Financial Information..................  F-25

                      REPORT OF INDEPENDENT ACCOUNTANTS ON


                      CONSOLIDATED FINANCIAL STATEMENTS OF


                      APPLIED ANALYTICAL INDUSTRIES, INC.



To the Board of Directors


and Stockholders of


Applied Analytical Industries, Inc.



     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Applied Analytical Industries, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



                                          PRICE WATERHOUSE LLP



Raleigh, North Carolina


February 21, 1997

                      APPLIED ANALYTICAL INDUSTRIES, INC.



                        CONSOLIDATED STATEMENT OF INCOME



                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1996      1995      1994
                                                              -------   -------   -------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                      SHARE DATA)
Net sales (includes related party net sales of $10,916;
  $9,088 and $1,991)........................................  $42,162   $34,639   $32,882
Operating costs and expenses:
  Cost of sales.............................................   17,621    14,259    14,533
  Selling...................................................    6,357     4,913     4,390
  General and administrative................................    8,908     8,171     8,485
  Research and development..................................    4,216     3,326     2,394
  Unusual item..............................................    6,600        --        --
                                                              -------   -------   -------
                                                               43,702    30,669    29,802
                                                              -------   -------   -------
Income (loss) from operations...............................   (1,540)    3,970     3,080
Other income (expense):
  Interest..................................................     (456)   (1,004)     (766)
  Other.....................................................      950      (126)      326
                                                              -------   -------   -------
                                                                  494    (1,130)     (440)
                                                              -------   -------   -------
Income (loss) before income taxes...........................   (1,046)    2,840     2,640
Provision for income taxes..................................    2,102        39        --
Equity income (loss)........................................       --       444      (444)
                                                              -------   -------   -------
Net income (loss)...........................................  $(3,148)  $ 3,245   $ 2,196
                                                              =======   =======   =======
Pro forma data (unaudited):
Pro forma earnings (loss) per share.........................  $ (0.23)
                                                              =======
Pro forma weighted average shares...........................   13,440
                                                              =======
  Net income, as reported...................................            $ 3,245   $ 2,196
  Pro forma income taxes....................................              1,129     1,118
                                                                        -------   -------
  Pro forma net income......................................            $ 2,116   $ 1,078
                                                                        =======   =======
  Pro forma earnings per share..............................            $  0.18
                                                                        =======
  Pro forma weighted average shares.........................             11,918
                                                                        =======



   The accompanying notes are an integral part of these financial statements.

                      APPLIED ANALYTICAL INDUSTRIES, INC.



                           CONSOLIDATED BALANCE SHEET



                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1996         1995
                                                              --------      -------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                                      ASSETS
Current assets:
Cash and cash equivalents...................................  $ 42,186      $13,081
Accounts receivable.........................................    10,033        7,375
Work-in-progress............................................     9,462        4,134
Prepaid and other current assets............................     6,357        1,238
                                                              --------      -------
          Total current assets..............................    68,038       25,828
                                                              --------      -------
Property and equipment, net.................................    19,216       10,904
Goodwill and other intangibles..............................    14,953          576
Other assets................................................     2,271        1,848
                                                              --------      -------
          Total assets......................................  $104,478      $39,156
                                                              ========      =======

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt and short-term debt....  $  2,092      $ 4,726
Accounts payable............................................     8,429        2,311
Customer advances...........................................     7,790        1,677
Accrued wages and benefits..................................     5,127        1,530
Other accrued liabilities...................................     8,845        3,210
                                                              --------      -------
          Total current liabilities.........................    32,283       13,454
                                                              --------      -------
Long-term debt..............................................     6,671        3,379
Other liabilities...........................................     1,529          333
Commitments and contingencies
Stockholders' equity:
  Convertible preferred stock, series A, $.01 par value,
     none -- 1996; 1,000 shares authorized, 883 shares
     outstanding -- 1995....................................        --           --
  Common stock, voting, $.001 par value -- 1996, no
     par -- 1995; 100 million shares authorized, 16,286,236
     outstanding -- 1996; 446,799 shares
     outstanding -- 1995....................................        16          150
  Common stock, Class B, non-voting, $.001 par
     value -- 1996, no par -- 1995, none -- 1996; 9,993,076
     shares outstanding -- 1995.............................        --          171
Paid-in capital.............................................    66,719       21,510
Retained earnings (deficit).................................    (2,591)         308
Stock subscriptions receivable..............................      (149)        (149)
                                                              --------      -------
          Total stockholders' equity........................    63,995       21,990
                                                              --------      -------
          Total liabilities and stockholders' equity........  $104,478      $39,156
                                                              ========      =======



   The accompanying notes are an integral part of these financial statements.

                      APPLIED ANALYTICAL INDUSTRIES, INC.



                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               1996       1995       1994
                                                             --------    -------    -------
                                                                     (IN THOUSANDS)
Cash flows from operating activities:
Net income (loss)..........................................  $ (3,148)   $ 3,245    $ 2,196
Adjustments to reconcile to net cash provided (used) by
  operating activities:
  Depreciation and amortization............................     2,062      1,591      1,515
  Deferred income taxes....................................        25        (16)        --
  Unusual item.............................................     6,600         --         --
  Equity (income) loss.....................................        --       (444)       444
  Other....................................................       110        278         --
  Changes in assets and liabilities:
     Trade and other receivables...........................    (1,073)       380     (1,763)
     Work-in-progress......................................      (969)    (1,827)      (224)
     Prepaid and other assets, net.........................      (494)      (385)       (44)
     Accounts payable......................................       245      1,197        (61)
     Customer advances.....................................      (943)      (509)     1,456
     Other accrued liabilities.............................       (48)       301      1,382
                                                             --------    -------    -------
Net cash provided (used) by operating activities...........     2,367      3,811      4,901
                                                             --------    -------    -------
Cash flows from investing activities:
Purchase of property and equipment.........................    (7,609)    (1,720)    (3,091)
Investment in affiliate....................................        --     (1,593)        --
Acquisition of L.A.B., net of cash acquired................    (2,206)        --         --
Short-term investment......................................    (4,000)        --         --
Other......................................................        31       (249)      (340)
                                                             --------    -------    -------
Net cash used by investing activities......................   (13,784)    (3,562)    (3,431)
                                                             --------    -------    -------
Cash flows from financing activities:
Net proceeds (payments) short-term debt....................    (2,656)      (926)     1,260
Proceeds from long-term borrowings.........................        --      1,505      1,165
Payments on long-term borrowings...........................      (565)      (978)    (1,996)
Payment of stockholder note................................        --     (1,159)        --
Sale of preferred stock....................................        --     21,510         --
Sale of common stock.......................................    44,794         --         --
Dividends..................................................    (1,051)    (7,593)    (1,889)
                                                             --------    -------    -------
Net cash provided (used) by financing activities...........    40,522     12,359     (1,460)
                                                             --------    -------    -------
Net increase in cash and cash equivalents..................    29,105     12,608         10
Cash and cash equivalents, beginning of period.............    13,081        473        463
                                                             --------    -------    -------
Cash and cash equivalents, end of period...................  $ 42,186    $13,081    $   473
                                                             ========    =======    =======
Supplemental information, cash paid for:
  Interest.................................................  $    402    $   938    $   669
  Income taxes.............................................  $  1,945    $   146    $    --



   The accompanying notes are an integral part of these financial statements.

                      APPLIED ANALYTICAL INDUSTRIES, INC.



                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                         COMMON STOCK      CLASS B STOCK
                                        ---------------   ----------------     PAID-IN     RETAINED
                                        SHARES   AMOUNT   SHARES    AMOUNT   CAPITAL (1)   EARNINGS
                                        ------   ------   -------   ------   -----------   --------
                                                              (IN THOUSANDS)
Balance at January 1, 1994............     447   $ 322      9,784   $ 284      $    --     $ 5,026
Sale of stock to officer (2)..........      --      --        103      33           --          --
Dividends.............................      --      --         --      --           --      (1,889)
Net income............................      --      --         --      --           --       2,196
                                        ------   -----    -------   -----      -------     -------
Balance, December 31, 1994............     447   $ 322      9,887   $ 317      $    --     $ 5,333
                                        ------   -----    -------   -----      -------     -------
Sale of stock to officer (2)..........      --      --        106     305           --          --
Sale of preferred stock, Series A,
  (883 shares)........................      --      --         --      --       21,510          --
Dividends.............................      --    (172)        --    (451)          --      (8,270)
Net income............................      --      --         --      --           --       3,245
                                        ------   -----    -------   -----      -------     -------
Balance, December 31, 1995............     447   $ 150      9,993   $ 171      $21,510     $   308
                                        ------   -----    -------   -----      -------     -------
Dividend adjustment...................      --      --         --      --           --         249
Stock award...........................      --      --        105     490         (490)         --
Establish common stock par value of
  $0.001 per share....................      --    (150)        --    (651)         801          --
Sale of common stock..................   3,105       3         --      --       44,791          --
Conversion to common stock:
  Preferred stock (883 shares)........   2,636       3         --      --           (3)         --
  Class B common stock................  10,098      10    (10,098)    (10)          --          --
Stock options exercised...............      --      --         --      --           --          --
Deferred compensation earned..........      --      --         --      --          110          --
Net income (loss).....................      --      --         --      --           --      (3,148)
                                        ------   -----    -------   -----      -------     -------
Balance, December 31, 1996............  16,286   $  16         --   $  --      $66,719     $(2,591)
                                        ======   =====    =======   =====      =======     =======


---------------


(1) Paid-in capital includes deferred compensation of $(378) at December 31, 1996, with no amounts for 1995 and 1994, respectively.


(2) The sale of stock to officer in 1995 and 1994 each increased stock subscription receivable by $(33) to $(149) at December 31, 1995 from $(116) at December 31, 1994 and $(83) at January 1, 1994.



   The accompanying notes are an integral part of these financial statements.

                      APPLIED ANALYTICAL INDUSTRIES, INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  SIGNIFICANT ACCOUNTING POLICIES



  Basis of presentation



     The consolidated financial statements include the accounts of Applied Analytical Industries, Inc. (the "Company" or "AAI") and its wholly-owned subsidiaries. All material intercompany transactions have been eliminated. The Company has ownership of approximately 40%, on a fully diluted basis, in Endeavor Pharmaceuticals Inc. ("Endeavor") which is accounted for under the equity method.



  Revenue recognition



     Revenues from contract pharmaceutical product development and support services are recognized on a percentage of completion basis. Work-in-progress represents revenues recognized prior to contract billing terms. Provisions for losses on contracts, if any, are recognized when identified.



     Licensing revenues from Company funded development projects are primarily recognized as significant contract requirements are met. Royalty revenues are recognized as earned in accordance with contract terms.



  Income taxes



     The financial statements of the Company prior to November 17, 1995 do not include a provision for income taxes because, under an S corporation election, all income and loss passed directly to the stockholders. The Company no longer qualified as an S corporation as a result of the preferred stock issuance in November 1995. At that time AAI was directly subject to federal and state income taxes and, accordingly, began accounting for income taxes.



  Unaudited pro forma data



     For information purposes, the Consolidated Statement of Income includes a pro forma income tax provision for financial reporting purposes using federal and state tax rates that would have applied if the Company had been directly subject to income taxes.



  Pro forma earnings per share



     The weighted average shares used in the calculation of pro forma earnings per share include the effect of the conversion of convertible preferred stock and Class B common stock as if they were converted at the beginning of the year. Additionally, common stock or equivalent shares from stock options or awards sold or issued at prices below $16.00 per share in the twelve months preceding July 1996 have been included in the calculation as if outstanding as of the beginning of the year.



  Cash and cash equivalents



     The Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.



  Accounts receivable



     Unbilled accounts receivable represent specific invoices that, in keeping with certain client billing arrangements, are mailed to clients approximately 15 days after the month during which the work was completed.

                      APPLIED ANALYTICAL INDUSTRIES, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



  Property and equipment



     Property and equipment is recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Depreciable lives are 31.5 years for buildings and improvements and 3 to 15 years for equipment.



  Goodwill, intangibles and other assets



     Goodwill, the excess of the purchase price over the fair value of the net assets of acquired companies, is amortized over 20 years. Other identifiable intangible assets are amortized, if applicable, on a straight-line basis over their estimated useful lives which range from 3 to 17 years.



     The Company has an investment in non-voting, mandatorily redeemable preferred stock of a related party which is carried at original cost in other assets. Management monitors this investment for impairment and will write-down the carrying value below cost for any impairment considered to be other than temporary.



  Fair value of financial instruments



     The carrying value of cash and cash equivalents, accounts receivable, the preferred stock investment, current liabilities and long-term debt approximate fair value. It is not practicable to estimate the fair value of the Company's equity investment, which is recorded at zero, as no readily determinable market exists for investments in such entities.



  Use of estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from such estimates and changes in such estimates may affect amounts reported in future periods.



  New Accounting Pronouncements



     In 1996, the Company adopted the requirements of two new statements, issued by the Financial Accounting Standards Board, related to accounting for impairment of long-lived assets and accounting for stock compensation. The effect of adoption of these statements has not resulted in a material impact to the Company's financial position or results of operations.



  Reclassifications



     Certain amounts in prior year financial statements have been reclassified to conform with the current year presentation.



2.  ACQUISITION AND UNUSUAL ITEM



     On December 31, 1996, the Company acquired all the outstanding equity in L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ("L.A.B."), a European contract research and development organization headquartered in Neu-Ulm, Germany with operational units in Neu-Ulm, Stuttgart and Munich, Germany as well as in France, Netherlands, England and Hungary.



     The aggregate purchase price for L.A.B. was approximately $20.9 million, which includes current and future payments to former equity holders, L.A.B. debt and other liabilities, and accrued AAI acquisition costs. The acquisition has been accounted for using the purchase method of accounting. The consolidated financial statements reflect the allocation of the purchase price to the fair value of the assets

                      APPLIED ANALYTICAL INDUSTRIES, INC.

acquired, including goodwill of approximately $14.4 million. The results of operations for L.A.B. will be included in the consolidated financial statements of AAI beginning in 1997.



     In connection with the acquisition of L.A.B. the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.



     The following table reflects the unaudited pro forma combined results of operations of AAI and L.A.B. as if the acquisition had occurred at the beginning of each period. Such pro forma information is presented for informational purposes only and is not necessarily indicative of the consolidated results that would have been achieved had the acquisition been consummated as of that time.



                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                1996           1995
                                                              ---------      ---------
                                                               (IN THOUSANDS, EXCEPT
                                                                 PER SHARE AMOUNTS)
                                                                    (UNAUDITED)
Net sales...................................................    $60,385        $57,594
Net income (loss)...........................................    $(8,473)       $   (98)
Earnings (loss) per share...................................    $ (0.63)       $ (0.01)



     The identifiable assets of the Company as of December 31,1996 were located in the United States ($82.5 million) and Europe ($22.0 million). Prior to the acquisition of L.A.B., the Company's assets were predominantly located in the United States.



3.  INCOME TAXES



     The following table presents the components for the provision for income taxes.



                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                               1996     1995
                                                              ------    ----
                                                              (IN THOUSANDS)
Change in tax status........................................  $   --    $ 31
Current:
  Federal...................................................   1,709      44
  State.....................................................     368      11
                                                              ------    ----
                                                               2,077      55
                                                              ------    ----
Deferred:
  Federal...................................................      18     (38)
  State.....................................................       7      (9)
                                                              ------    ----
                                                                  25     (47)
                                                              ------    ----
                                                              $2,102    $ 39
                                                              ======    ====



     A table reconciliation of the provision for income taxes to the amount computed by applying the federal statutory income tax rate is not presented. Reconciling items are state income taxes for both 1996 and 1995 and the 1996 write-off of in-process research and development costs related to the L.A.B. acquisition. This unusual item was excluded from taxable income in calculating the provision for income taxes. This amount will result in the recognition of an income tax benefit as L.A.B. has taxable income.



     Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The following table presents the deferred tax assets and deferred tax liability.

                      APPLIED ANALYTICAL INDUSTRIES, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



                                                              DECEMBER 31,
                                                              -------------   NOVEMBER 17,
                                                              1996    1995        1995
                                                              -----   -----   ------------
                                                                     (IN THOUSANDS)
Deferred tax assets, resulting from:
  Accrued liabilities.......................................  $ 308   $ 321      $ 227
  Other items...............................................     49      28         41
                                                              -----   -----      -----
                                                                357     349        268
Deferred tax liability, resulting from:
  Property and equipment....................................   (366)   (333)      (299)
                                                              -----   -----      -----
  Net deferred tax (liability) asset........................  $  (9)  $  16      $ (31)
                                                              =====   =====      =====



     Deferred tax assets of approximately $3.0 million have resulted from the L.A.B. acquisition; however, a valuation allowance for the total asset amount has been provided, since realization of such assets can not be predicted with reasonable certainty.



4.  DEBT



     The following table presents the components of current maturities of long-term debt and short-term debt.



                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1995
                                                              ------    ------
                                                               (IN THOUSANDS)
Industrial revenue bonds....................................  $1,425    $1,750
Bank debt...................................................      --     2,331
Current maturities of long-term debt........................     667       645
                                                              ------    ------
                                                              $2,092    $4,726
                                                              ======    ======



     The following table presents the components of long-term debt.



                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1995
                                                              ------    ------
                                                               (IN THOUSANDS)
Bank term loans.............................................  $3,307    $3,867
L.A.B. bank debt............................................   3,879        --
Other.......................................................     152       157
                                                              ------    ------
                                                               7,338     4,024
Less current maturities.....................................    (667)     (645)
                                                              ------    ------
                                                              $6,671    $3,379
                                                              ======    ======



     The industrial revenue bonds were secured in 1988 to finance the acquisition and construction of facilities in North Carolina. They have a variable interest rate which is adjusted annually with a maximum allowable rate of 15%. The rates at December 31, 1996 and 1995 were 4.45% and 5.45%, respectively. The bonds are payable in monthly installments of $25,000, plus interest, through November 2000, and are redeemable at the option of the bondholders. The Company has entered into an agreement with a bank to pay any bonds redeemed under a stand-by letter of credit covering the outstanding principal of the bonds. The Company also has a bond remarketing agreement with such bank to remarket any bonds presented for early redemption, on a best efforts basis. These bonds have been classified as short-term debt because of the early redemption feature.

                      APPLIED ANALYTICAL INDUSTRIES, INC.

     The bank term loans represent amounts outstanding under a credit facility with a bank which expired in November 1996. The loans have variable interest rates based on the 30-day LIBOR rate plus a margin based on the Company's debt to equity ratio. The loans are payable in monthly installments including interest. The average interest rate on these loans was 7.07% and 8.86% for 1996 and 1995, respectively.



     In December 1996, the Company replaced the above credit facility with a new revolving credit agreement with the same bank through May 1998. The agreement provides for borrowings of up to $20 million at variable interest rates, adjusted quarterly. The rates can be based , at the Company's option, on either the 90-day LIBOR rate or an applicable CD rate. The rates can be reduced or increased depending on the Company's ratio of total liabilities to tangible net worth.



     At the end of the revolving credit period any outstanding balances under this facility convert to a term loan payable in monthly installments, including interest, through the year 2004. The agreement requires the payment of a nominal commitment fee based on the unused portion of the line of credit. There were no amounts outstanding under this agreement at December 31, 1996.



     The Company has classified the L.A.B. bank debt, which is approximately 6 million Deutsche marks, as long-term debt as of December 31, 1996, since it has the intent and the ability to renew or convert these obligations through 1997 and future periods.



     Under the terms of the revolving credit facility and the stand-by letter of credit agreement, the Company is required to comply with various covenants including, but not limited to, those pertaining to working capital, maintenance of certain financial ratios, and incurring additional indebtedness outside the agreement. The Company was in compliance with these covenants at December 31, 1996.



     Scheduled maturities of long-term debt as of December 31, 1996 are $667,000 -- 1997; $2,344,000 -- 1998; $200,000 -- 1999; $4,079,000 -- 2000; and
$48,000 -- 2001.



5.  STOCKHOLDERS' EQUITY



     The authorized capital stock of the Company at December 31, 1996 was 100 million shares of voting common stock, $.001 par value per share, and 5 million shares of preferred stock, $.001 par value per share. The preferred stock is issuable in one or more series by the Company's Board of Directors without further stockholder approval. The Company has reserved 495,293 shares of common stock for issuance under stock option plans.



     AAI completed an initial public offering of 3,105,000 shares of common stock, with net proceeds to the Company of approximately $44.8 million, on September 25, 1996 (the "IPO"). Upon the completion of the IPO the Company's then outstanding Class B common stock, $.001 par value per share, and Series A convertible preferred stock, $.001 par value per share ("Series A Preferred"), converted to a single class of common stock. Prior to the IPO, the Board of Directors authorized two stock splits for all common stock, on May 31, 1996 a stock split of 200 to 1 and on June 5, 1996 a reverse split of .6325 to 1, resulting in a net increase to shares outstanding of 126.5 to 1. All numbers of common shares and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect these stock splits.



  Preferred Stock



     On November 17, 1995, the Company issued 883 shares of Series A Preferred resulting in net proceeds to the Company of approximately $21.5 million. This stock was mandatorily converted into common stock of AAI upon the IPO. Pursuant to a Stockholder Agreement among the Company and the holders of the Series A Preferred, certain conditions remain in effect after the IPO regarding transferability rights and the appointment of one board seat.

                      APPLIED ANALYTICAL INDUSTRIES, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



  Dividends



     The Company elected to distribute its S corporation retained earnings concurrent with the change to a C corporation tax status in November 1995. A portion was paid in 1995 with the remainder paid in 1996 upon filing the final S corporation tax returns for the period January 1, 1995 to November 17, 1995.



  Stock Option and Award Plans



     In 1996, the Board of Directors awarded 104,696 shares of Class B common stock to certain employees and officers of the Company. The fair value at the time of such award is recognized as deferred compensation in paid-in capital and is being expensed over a two year period.



     The Company has two stock option plans, the 1995 Stock Option Plan ("1995 Plan") and the 1996 Stock Option Plan ("1996 Plan"). Under the 1995 Plan, the Board of Directors may grant options to purchase up to 242,538 shares of common stock. However, the Company has no obligation to issue the shares upon exercise of such options until it has purchased an equal number of shares from certain existing stockholders. Under the 1996 Plan, the Board of Directors may grant options to purchase up to 495,627 newly issued shares of common stock. Both plans require that the exercise price of options cannot be less than 75% of the estimated fair market value of the Company's shares of common stock on the date of grant.



     The combined activity from both plans is presented in the following table.



                                                                           WEIGHTED AVERAGE
                                                              SHARES       PRICE PER SHARE
                                                              -------      ----------------
Outstanding, January 1, 1996................................       --
  Granted...................................................  452,658           $8.35
  Exercised.................................................     (334)          $8.35
  Forfeited.................................................   (9,569)          $8.35
                                                              -------
Outstanding, December 31, 1996..............................  442,755           $8.35
                                                              =======
Exercisable, December 31, 1996..............................  110,445           $8.35
                                                              =======



     The outstanding options have an exercise range of $8.35 to $9.10 per share with a weighted average remaining life of 9.3 years. The weighted average fair value at date of grant for options granted during 1996 was $2.20 per option. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life (5 years); interest rate (6.3%); no volatility and no dividend yield.



     The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans; therefore, compensation expense has not been recognized for all options granted. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net loss and loss per share would have been changed to the pro forma amounts indicated below for the year ended December 31, 1996.



                                                                               EARNINGS (LOSS)
                                                               NET LOSS           PER SHARE
                                                              -----------      ---------------
As reported.................................................  $(3,148,000)         $(0.23)
Pro forma...................................................  $(3,323,000)         $(0.25)

                      APPLIED ANALYTICAL INDUSTRIES, INC.

6.  RELATED PARTY TRANSACTIONS AND MAJOR CUSTOMERS



  Endeavor



     In April 1994, AAI organized Endeavor with Berlex Laboratories, Inc. and several other investors to fund the development of hormone pharmaceutical products, initially focusing on several generic hormone products already under development by the Company. AAI obtained a 47% equity interest in Endeavor through the contribution of its accumulated product research and development and technical know-how. The other investors contributed cash in exchange for their interests which, for all investors, was in the form of convertible preferred stock. Based on a subsequent cash infusion by a new investor in November 1995, the Company's interest in Endeavor was diluted to approximately 40%, on a fully diluted basis.



     The Company's initial investment in Endeavor was recorded at zero. The gain for its share of the cash contributed by the other investors was deferred over the period the proceeds from such equity were expended by Endeavor. Due to a commitment to provide financial support under a line of credit, AAI recognized a liability for its proportionate share of Endeavor's losses, net of amortization of the deferred gain, in 1994 and part of 1995. As a result of the November 1995 cash infusion from a third party, the Company was repaid all amounts outstanding under the line of credit and terminated its obligation to provide any further funding under such line of credit. Since AAI had no requirement to provide any additional funding to Endeavor, the previously recorded liability was reversed in the fourth quarter of 1995. During 1996, the remaining deferred gain offset the Company's unrecorded share of Endeavor's net loss.



     The Company had net sales to Endeavor for product development services of approximately $6.2 million (15% of AAI net sales), $3.5 million (10% of AAI net sales) and $2.0 million for the years ended December 31, 1996, 1995, and 1994, respectively. These services are provided on terms and conditions management believes are comparable to those afforded unrelated entities. Additionally, AAI had approximately $967,000 and $21,000 in accounts receivable and approximately $372,000 and $948,000 in work-in-progress related to Endeavor at December 31, 1996 and 1995, respectively.



     The Company has agreed, upon the completion of a specified development milestone, to grant Endeavor an option to lease certain production space intended for use by AAI in manufacturing Endeavor's products or to purchase that part of the facility. Upon exercise of the option to lease, Endeavor would be required to pay $2 million to the Company and may purchase that portion of the facility at its fair market value. If the option is exercised but AAI fails to perform certain development milestones by a specified date, AAI must repay the option exercise price to Endeavor. The facilities subject to the option are currently used by the Company for its clinical supply and niche manufacturing operations.



     The Company is expanding its clinical supply and niche manufacturing facilities to maintain necessary capacity in the event Endeavor exercises its option. The Company has also agreed to permit Endeavor under certain circumstances the first right to purchase additional proprietary hormone pharmaceutical products developed by AAI.

                      APPLIED ANALYTICAL INDUSTRIES, INC.

     The following tables present certain summary financial data for Endeavor.



                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1996      1995      1994
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
Current assets..............................................  $ 1,330   $ 7,878   $ 1,525
Noncurrent assets...........................................      176       301       351
Current liabilities.........................................     (726)   (1,149)     (532)
Noncurrent liabilities......................................   (3,458)   (3,176)       --
                                                              -------   -------   -------
Stockholders' equity........................................  $(2,678)  $ 3,854   $ 1,344
                                                              =======   =======   =======



                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1996      1995      1994
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
Net revenues................................................  $ 1,333   $   250   $   250
Net loss....................................................  $(6,532)  $(4,217)  $(2,767)
Excess of AAI's equity (deficit) in net assets over carrying
  value.....................................................  $(1,152)  $ 1,652   $ 1,076



  Aesgen, Inc.



     Aesgen, Inc. ("Aesgen") was formally organized with an affiliate of the Mayo Clinic and MOVA Pharmaceutical Corporation and funded in April 1995 via issuance of approximately $11 million of nonconvertible, non-voting, mandatorily redeemable, preferred stock. The Company made a cash investment of $1.6 million in such preferred stock, which is carried at cost, and is included in other noncurrent assets on the balance sheet. As the Company did not intend to hold an equity interest in Aesgen, the Company entered a series of related transactions commencing in December 1995 to transfer to a corporation owned by the holders, at that time, of substantially all of the outstanding capital stock of the Company, all of its shares of Aesgen common stock in return for $50,000 (amount paid by AAI for such shares) and such corporation's assumption of an obligation to invest an additional $1.2 million in Aesgen.



     The Company provides product development services to Aesgen at terms and conditions that management believes are similar to those afforded unrelated entities. In 1996, the Company sold to Aesgen marketing rights to a product under development by the Company. Under the agreement, Aesgen paid a license fee and will pay additional royalties upon marketing the product. AAI recognized net sales of approximately $4.7 million (11% of AAI net sales) and $5.6 million (16% of AAI net sales) from Aesgen for the years ended December 31, 1996 and 1995, respectively. AAI also had accounts receivable of approximately $352,000 and $51,000 from Aesgen and work-in-progress balances of approximately $345,000 and $1.0 million at December 31, 1996 and 1995, respectively. AAI has the right under its development agreement with Aesgen to provide certain product development and support services to Aesgen with respect to some generic drugs currently being developed by Aesgen, provided that AAI's fees for such services are comparable to those of a competitor. In addition, under such development agreement, the Company has agreed not to develop, for its own account or any other person, a formulation of any of the generic products currently under development for Aesgen and any additional drugs that AAI agrees to develop in the future for Aesgen under the development agreement.



  Pharmaceutical Seminars, Inc.



     The Company purchased certain assets of Pharmaceutical Seminars, Inc. ("PSI") in 1994 and 1995 for a total of $374,000. PSI organized seminars addressing various pharmaceutical industry topics and was wholly-owned by the spouses of two of the Company's officers and directors.

                      APPLIED ANALYTICAL INDUSTRIES, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



  Other Major Customer



     The Company had one unrelated customer which accounted for 12% and 19% of net sales for the years ended December 31, 1995 and 1994, respectively. Due to the nature of the Company's business, major customers may vary from year to year.



7.  SUPPLEMENTAL BALANCE SHEET INFORMATION



     The following table presents the components of accounts receivable.



                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1995
                                                              -------   ------
                                                               (IN THOUSANDS)
Trade and other:
  Billed....................................................  $ 7,235   $5,905
  Unbilled..................................................    1,552    1,467
Related parties.............................................    1,319       73
                                                              -------   ------
                                                               10,106    7,445
Allowance for doubtful accounts.............................      (73)     (70)
                                                              -------   ------
                                                              $10,033   $7,375
                                                              =======   ======



     The following table presents the components of property and equipment.



                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
                                                                (IN THOUSANDS)
Land........................................................  $    298   $    298
Buildings and improvements..................................     9,864      6,919
Machinery and equipment.....................................    17,388     12,468
Construction-in-progress....................................     2,927        454
                                                              --------   --------
                                                                30,477     20,139
Less, accumulated depreciation..............................   (11,261)    (9,235)
                                                              --------   --------
                                                              $ 19,216   $ 10,904
                                                              ========   ========



8.  EMPLOYEE BENEFIT PLAN



     The Company provides retirement benefits for all domestic AAI employees with one year of service through a defined contribution plan qualified under section 401(k) of the Internal Revenue Code of 1986, as amended. Participants may elect to contribute a portion of their annual compensation, subject to limitations. The Company makes matching contributions equal to 50% of a participant's contribution up to a certain amount. Additionally, the Company makes profit-sharing contributions at the discretion of the Board of Directors. The discretionary contributions for the years ended December 31, 1996, 1995 and 1994 were $557,000, $226,000 and $322,000, respectively.



9.  COMMITMENTS AND CONTINGENCIES



     The Company leases land, buildings and equipment under renewable lease agreements classified as operating leases. Rent expense under these agreements for the years ended December 31, 1996, 1995 and 1994 was $1.3 million, $1.3 million and $1.1 million, respectively. Future minimum rentals due under lease agreements as of December 31, 1996 are $2.8 million -- 1997; $2.2 million -- 1998; $1.7 million -- 1999; $1.7 million -- 2000; $1.5 million -- 2001 and $1.2 million -- thereafter.

                      APPLIED ANALYTICAL INDUSTRIES, INC.

     The Company is party to lawsuits and administrative proceedings incidental to the normal course of its business. In connection with the 1995 issuance of the Series A Preferred, two of the Company's stockholders have agreed to indemnify the Company for certain losses, if incurred. Management does not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on the Company's financial condition, results of operations or cash flows.



10.  SUBSEQUENT EVENT



     In February 1997, one of the Company's investments in commercial paper for $4 million was not redeemed because of a cancellation of the writer's credit facility supporting their commercial paper. Such company has made public statements that it will not make any debt payments while it tries to obtain new credit facilities. In the interim, it has obtained a $50 million temporary facility to fund its operations and continue its business. While management does not believe that this situation will have a significant impact to the Company's financial condition, it is unable to predict the outcome at this time. This investment has been reclassified from cash and cash equivalents to prepaid and other current assets as of December 31, 1996, since it is uncertain whether it will be collected within three months.



11.  FINANCIAL RESULTS BY QUARTER (UNAUDITED)



QUARTER                                               FIRST    SECOND     THIRD    FOURTH
-------                                               ------   -------   -------   -------
                                                                  (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE
                                                                     DATA)
Year ended December 31, 1996
Net sales...........................................  $9,925   $10,849   $10,396   $10,992
Gross profit........................................  $5,807   $ 6,152   $ 6,202   $ 6,380
Net income (loss) (1)...............................  $  655   $   741   $   799   $(5,343)
Pro forma earnings (loss) per share.................  $ 0.06   $  0.06   $  0.06   $ (0.33)
Year ended December 31, 1995
Net sales...........................................  $8,309   $ 8,292   $ 8,932   $ 9,106
Gross profit........................................  $4,683   $ 4,648   $ 5,456   $ 5,593
Net income..........................................  $   32   $   784   $ 1,088   $ 1,341
Pro forma net income (loss) (2).....................  $ (163)  $   475   $   655   $ 1,149
Pro forma earnings (loss) per share (2).............  $(0.01)  $  0.04   $  0.05   $  0.10


---------------


(1) In connection with the acquisition of L.A.B. the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996. Without such write-off the net income in the fourth quarter would have been approximately $1.3 million.


(2) Pro forma information is presented for 1995 to reflect a pro forma provision for income taxes for the period prior to November 17, 1995, when the Company was treated as an S corporation for income tax purposes.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON


                      CONSOLIDATED FINANCIAL STATEMENTS OF


       L.A.B. GESELLSCHAFT FUR PHARMAKOLOGISCHE UNTERSUCHUNGEN MBH & CO.



To the Owners of


L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co.



     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. and subsidiaries ("L.A.B.") at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Effective December 31, 1996, Applied Analytical Industries, Inc. acquired L.A.B.



                                          PRICE WATERHOUSE GmbH



Stuttgart, Germany


February 21, 1997

       L.A.B. GESELLSCHAFT FUR PHARMAKOLOGISCHE UNTERSUCHUNGEN MBH & CO.



                           CONSOLIDATED BALANCE SHEET



                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
                                                                 (IN THOUSAND
                                                               DEUTSCHE MARKS)
                                     ASSETS
Current assets:
  Cash......................................................      341        577
  Accounts receivable.......................................    2,440      4,165
  Work-in-progress..........................................    6,711      9,364
  Prepaid and other current assets..........................    1,363      1,913
                                                              -------    -------
          Total current assets..............................   10,855     16,019
                                                              -------    -------
Property and equipment:
  Buildings and improvements................................       27         27
  Machinery and equipment...................................   14,558     14,007
                                                              -------    -------
                                                               14,585     14,034
Less, accumulated depreciation..............................   11,221     10,256
                                                              -------    -------
                                                                3,364      3,778
Other assets................................................      559        258
                                                              -------    -------
          Total assets......................................   14,778     20,055
                                                              =======    =======

                         LIABILITIES AND OWNERS' EQUITY
Current liabilities:
  Loan obligations..........................................    5,972      5,570
  Accounts payable..........................................    5,675      6,204
  Accrued wages and benefits................................    2,710      2,221
  Customer advances.........................................   10,862     13,489
  AAI advance...............................................    1,364         --
  Rent payable..............................................    3,367      2,817
  Other accrued liabilities.................................    8,849      6,519
                                                              -------    -------
          Total current liabilities.........................   38,799     36,820
                                                              -------    -------
Long-term debt..............................................       --      6,910
Commitments and contingencies
Owners' equity:
  Stated capital............................................    2,000      2,000
  Contributed capital.......................................    2,890         --
  Accumulated deficit.......................................  (28,911)   (25,675)
                                                              -------    -------
          Total owners' equity..............................  (24,021)   (23,675)
                                                              -------    -------
          Total liabilities and owners' equity..............   14,778     20,055
                                                              =======    =======



   The accompanying notes are an integral part of these financial statements.

       L.A.B. GESELLSCHAFT FUR PHARMAKOLOGISCHE UNTERSUCHUNGEN MBH & CO.



                      CONSOLIDATED STATEMENT OF OPERATIONS



                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                               1996         1995
                                                              -------      -------
                                                                  (IN THOUSAND
                                                                DEUTSCHE MARKS)
Net sales...................................................   27,425       32,895
Operating costs and expenses:
  Cost of sales.............................................   23,535       25,475
  Selling...................................................    2,670        1,991
  General and administrative................................    6,263        5,905
  Research and development..................................    2,280        1,180
                                                               ------       ------
                                                               34,748       34,551
                                                               ------       ------
Loss from operations........................................   (7,323)      (1,656)
Other (income) expense:
  Interest..................................................    1,245        1,499
  Other.....................................................     (275)        (342)
                                                               ------       ------
                                                                  970        1,157
                                                               ------       ------
Loss before income taxes and extraordinary item.............   (8,293)      (2,813)
Provision for income taxes..................................      943          852
                                                               ------       ------
Loss before extraordinary item..............................   (9,236)      (3,665)
Extraordinary item -- gain on forgiveness of debt...........    6,000           --
                                                               ------       ------
          Net Loss..........................................   (3,236)      (3,665)
                                                               ======       ======



   The accompanying notes are an integral part of these financial statements.

       L.A.B. GESELLSCHAFT FUR PHARMAKOLOGISCHE UNTERSUCHUNGEN MBH & CO.



                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
                                                                  (IN THOUSAND
                                                                DEUTSCHE MARKS)
Cash flows from operating activities:
Net loss....................................................    (3,236)     (3,665)
Adjustments to reconcile net loss to net cash provided
  (used) by operating activities:
  Depreciation and amortization.............................       985         965
  Extraordinary gain........................................    (6,000)         --
  Changes in assets and liabilities:
     Accounts receivable....................................     1,725        (325)
     Work-in-progress.......................................     2,653         223
     Prepaid and other assets...............................       550         468
     Accounts payable.......................................      (529)      1,704
     Accrued wages and benefits.............................       489         512
     Customer advances......................................    (2,627)     (3,653)
     AAI advance............................................     1,364          --
     Rent payable...........................................     3,440         794
     Other accrued liabilities..............................     2,330        (439)
                                                                ------      ------
Net cash provided (used) by operating activities............     1,144      (3,416)
                                                                ------      ------
Cash flows from investing activities:
  Proceeds from sale of property and equipment..............       242          94
  Purchase of property and equipment........................      (813)     (2,564)
  Other.....................................................      (301)        (24)
                                                                ------      ------
Net cash used by investing activities.......................      (872)     (2,494)
                                                                ------      ------
Cash flows from financing activities:
  Proceeds from borrowings..................................       402       6,848
  Payments on borrowings....................................      (910)     (2,541)
  Capital contribution......................................        --       1,500
                                                                ------      ------
Net cash provided (used) by financing activities............      (508)      5,807
                                                                ------      ------
Net increase (decrease) in cash.............................      (236)       (103)
Cash, beginning of period...................................       577         680
                                                                ------      ------
Cash, end of period.........................................       341         577
                                                                ------      ------
Supplemental information, cash paid for:
  Interest..................................................       197         125
  Income taxes..............................................       722          30



   The accompanying notes are an integral part of these financial statements.

       L.A.B. GESELLSCHAFT FUR PHARMAKOLOGISCHE UNTERSUCHUNGEN MBH & CO.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES



  Description of business



     L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. (the "Company" or "L.A.B."), is a limited partnership operating as a European contract research and development organization headquartered in Neu-Ulm, Germany with operational units in Neu-Ulm, Stuttgart and Munich, Germany as well as limited liability subsidiaries in France, Netherlands, England and Hungary.



  Basis of presentation



     The consolidated financial statements include the accounts of L.A.B. and its subsidiaries. All material intercompany transactions have been eliminated.



  Revenue recognition



     Revenues from contract pharmaceutical product development and support services are recognized on a percentage of completion basis. Work-in-progress represents revenues recognized prior to contract billing terms. Provisions for losses on contracts, if any, are recognized when identified. Licensing revenues from Company funded development projects are primarily recognized as significant contract requirements are met.



  Income taxes



     The Company does not have the ability to consolidate its operations for income tax purposes and is subject to income taxes separately by subsidiary.



  Property and equipment



     Property and equipment is recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Depreciable lives are 12 years for building improvements and 3 to 10 years for equipment.



  Other assets



     Other assets include a 50% joint venture in China entered into in November 1996. The investment is reported at original cost and is accounted for using the equity method. There was no significant impact on 1996 operating results from this investment.



  Distributions



     Distributions, under German law, are payable to the owners only when retained earnings are not in a deficit position. Taxable income or loss passes directly to the partners of L.A.B. since it is a limited partnership.



  Translation of foreign currencies



     The functional currency for the Company is the Deutsche mark. The financial statements for international operations were translated into marks at year-end exchange rates, including the statement of operations. Adjustments which would have resulted from financial statement translations at average exchange rates and be included in owners' equity as cumulative translation adjustments were not material. Gains and losses resulting from foreign currency transactions are included in operating results.

       L.A.B. GESELLSCHAFT FUR PHARMAKOLOGISCHE UNTERSUCHUNGEN MBH & CO.

  Fair value of financial instruments



     The carrying value of cash and cash equivalents, accounts receivable, current liabilities and loans approximate fair value.



  Use of estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from such estimates and changes in such estimates may affect amounts reported in future periods.



2.  CHANGE IN CONTROL OF L.A.B.



     Applied Analytical Industries, Inc. ("AAI") exercised its option to acquire L.A.B., effective as of December 31, 1996, through two wholly-owned German subsidiaries. This change in control of L.A.B. is expected to have a significant impact on the Company as described in the following footnotes.



3.  EXTRAORDINARY ITEM



     In contemplation of the acquisition of L.A.B. by AAI, certain creditors of the Company have waived, as of December 30, 1996, their demands for DM6 million in loan obligations prior to such acquisition. This forgiveness of liability has been recognized in the consolidated financial statements as an extraordinary item. There are no income taxes related to this transaction.



4.  LOAN OBLIGATIONS:



                                                               DECEMBER 31,
                                                              ---------------
                                                              1996      1995
                                                              -----    ------
                                                               (IN THOUSAND
                                                              DEUTSCHE MARKS)
Banking institutions........................................  5,972    11,632
Landlord loan...............................................     --       848
                                                              -----    ------
                                                              5,972    12,480
Less current maturities.....................................  5,972     5,570
                                                              -----    ------
Long-term debt..............................................     --     6,910
                                                              =====    ======



     The banking institutions' loan obligations represent interest bearing lines-of-credit extended to the Company. The amounts at December 31, 1996 have been reduced by the extraordinary item described above. Two of the three banking institutions have withdrawn their credit lines for the Company and have requested payment of their outstanding balances in January 1997. The remaining bank has not requested immediate payment and has informally continued a line-of-credit for DM1.3 million. The weighted average interest rate for the loan obligations to banking institutions was 5.5% in 1996 and 8.7% in 1995.



     The landlord loan represents unpaid rental payments, prior to 1994, related to the Company's Neu-Ulm facility which were converted to a loan obligation at the end of 1993. This loan has been paid through monthly installments of approximately DM26,000, including interest at 8%.



5.  RELATED PARTY TRANSACTIONS



     In 1995, the owner of the Company's leased facility in Neu-Ulm acquired 75% ownership of L.A.B. through a capital contribution of DM1.5 million. The Company has not made rental payments related to this facility for 1995 and 1996. In contemplation of the acquisition of L.A.B. by AAI, this majority-owner of

       L.A.B. GESELLSCHAFT FUR PHARMAKOLOGISCHE UNTERSUCHUNGEN MBH & CO.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



the Company, as of December 30, 1996, has waived all claims against L.A.B., except for approximately DM2.9 million of the rental payments discussed above. This forgiveness of liability of approximately DM2.9 million has been recognized as a contribution of capital by this partner to owners' equity.



     In 1996, AAI advanced DM1.5 million to L.A.B. as a prepayment for work to be performed by the Company. As of December 31, 1996, there was approximately DM1.4 million remaining in customer advances. L.A.B. performed approximately DM100,000 of work for AAI in 1996.



6.  INCOME TAXES



     The provision for income taxes relates to taxable income of subsidiary companies. The main operating company in Germany has had losses for both 1996 and 1995 which accrued to the existing partners; therefore, no tax loss carryforwards will be available for AAI. Tax loss carryforwards available to AAI at the non-German operations would have a 100% valuation allowance given the historical operating losses at such operations.



7.  COMMITMENTS AND CONTINGENCIES



     The Company leases land, buildings and equipment under renewable lease arrangements classified as operating leases. Lease expense recognized under such agreements totaled DM5.1 million and DM4.0 million for the years ended December 31, 1996 and 1995, respectively. Included in both the 1996 and 1995 amounts was approximately DM1.5 million which was ultimately forgiven.



     Future minimum rentals due under lease agreements as of December 31, 1996 are DM2.2 million -- 1997; DM1.7 million -- 1998; DM1.5 million -- 1999; DM1.7 million -- 2000; DM1.5 million -- 2001 and none thereafter.



8.  GOING CONCERN



     L.A.B.'s current liabilities exceed its current assets at both December 31, 1996 and 1995, and given its financial resource availability described in footnote 4, there would exist substantial doubt regarding the Company's ability to continue as a going concern; however, this situation is alleviated by the AAI acquisition and AAI's ability and intent to make financing available to fund L.A.B.'s operations for the next year.

                      APPLIED ANALYTICAL INDUSTRIES, INC.



                        PRO FORMA FINANCIAL INFORMATION



     The following unaudited pro forma financial information is presented to reflect the acquisition of L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ( "L.A.B.") by Applied Analytical Industries, Inc. ("AAI" or the "Company") as if it had occurred at the beginning of 1996. This pro forma financial information is presented for informational purposes and is not necessarily indicative of the consolidated results that would have been achieved had the acquisition been consummated at the beginning of the period presented. A pro forma balance sheet is not presented as of December 31, 1996, since the L.A.B. transaction is reflected in such consolidated balance sheet of AAI.



                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS


                                                HISTORICAL    HISTORICAL     PRO FORMA     PRO FORMA
YEAR ENDED DECEMBER 31, 1996                       AAI          L.A.B.      ADJUSTMENTS    COMBINED
----------------------------                    ----------    ----------    -----------    ---------
                                                                                  (UNAUDITED)

                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.....................................   $42,162       $18,223        $    --       $60,385
Operating costs and expenses:
  Cost of sales...............................    17,621        15,638           (840)       32,419
  Selling.....................................     6,357         1,774           (112)        8,019
  General and administrative..................     8,908         4,161            359        13,428
  Research and development....................     4,216         1,515             --         5,731
  Unusual item................................     6,600            --             --         6,600
                                                 -------       -------        -------       -------
                                                  43,702        23,088           (593)       66,197
                                                 -------       -------        -------       -------
Income (loss) from operations.................    (1,540)       (4,865)           593        (5,812)
Other income (expense), net...................       494          (645)           219            68
                                                 -------       -------        -------       -------
Income (loss) before income taxes.............    (1,046)       (5,510)           812        (5,744)
Provision for income taxes....................     2,102           627             --         2,729
                                                 -------       -------        -------       -------
Net income (loss).............................   $(3,148)      $(6,137)       $   812       $(8,473)
                                                 =======       =======        =======       =======
Earnings (loss) per share.....................   $ (0.23)                                   $ (0.63)
                                                 =======                                    =======
Weighted average shares.......................    13,440                                     13,440
                                                 =======                                    =======



    The accompanying notes are an integral part of this pro forma financial information.

                      APPLIED ANALYTICAL INDUSTRIES, INC.



                    NOTES TO PRO FORMA FINANCIAL INFORMATION


                                  (UNAUDITED)



1.  AAI HISTORICAL INFORMATION



     The historical AAI information reflects the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million, in connection with the L.A.B. acquisition on the unusual item line.



2.  L.A.B. HISTORICAL INFORMATION



     The historical L.A.B. information used in the pro forma statement of operations does not include the extraordinary items reported in 1996. Additionally, it has been translated from Deutsche marks to U.S. dollars using an exchange rate of 1.505 marks per dollar, which was calculated using monthly exchange rates for 1996 published by the Federal Reserve. The Company believes this is a reasonable representation to what actual exchange rates may have been.



3.  PRO FORMA ADJUSTMENTS



     The pro forma adjustments include the following:



          Amortization of intangibles ($737,000) and depreciation on assets ($56,000) where the allocated purchase price is greater than the historical L.A.B. value.



          A reduction in rental expense ($1,120,000) related to the Neu-Ulm facility to reflect the accrued amounts forgiven by the landlord to be more in-line with future rent.



          A reduction in general and administrative expenses for L.A.B. merger related costs ($266,000) incurred during 1996.



          A reduction in interest expense ($219,000) related to L.A.B. forgiven bank debt.

================================================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                                TABLE OF CONTENTS
                                                                         PAGE
                                                                         ----


PROSPECTUS SUMMARY.........................................................2
RISK FACTORS...............................................................5
THE COMPANY...............................................................11
USE OF PROCEEDS...........................................................12
PRICE RANGE OF COMMON STOCK...............................................12
DIVIDEND POLICY...........................................................12
SELECTED FINANCIAL DATA...................................................13
MANAGEMENT'S DISCUSSION AND
 ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS................................................15
BUSINESS..................................................................19
MANAGEMENT................................................................36
CERTAIN TRANSACTIONS......................................................43
PRINCIPAL STOCKHOLDERS....................................................46
DESCRIPTION OF CAPITAL STOCK..............................................47
SHARES ELIGIBLE FOR FUTURE SALE...........................................50
PLAN OF DISTRIBUTION......................................................51
LEGAL MATTERS.............................................................51
EXPERTS...................................................................52
ADDITIONAL INFORMATION....................................................52
INDEX TO FINANCIAL STATEMENTS............................................F-1





                               APPLIED ANALYTICAL
                                INDUSTRIES, INC.



                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)



                               ------------------

                                   [AAI LOGO]

                               ------------------



                              GOLDMAN, SACHS & CO.


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


The following table sets forth the Registrant's costs and expenses in connection with the sale and distribution of the securities being registered. The Commission registration fee was paid in connection with the registration of shares of Common Stock in the Offering. All amounts shown are estimates except for the Commission registration fee.


SEC registration fee............................................       $14,990
Accounting fees and expenses....................................         5,000
Legal fees and expenses.........................................         5,000
Printing, engraving and mailing expenses........................         2,000
Miscellaneous...................................................         2,000
                                                                       -------
          Total.................................................       $28,990
                                                                       =======


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


         The Company's Restated Certificate of Incorporation provides that no director of the Company shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits elimination or limitation of liability of directors for breach of fiduciary duty. The Restated Certificate of Incorporation provides that a director or officer of the Company (a) shall be indemnified by the Company against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him by virtue of his position as a director or officer of the Company brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Company against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.


         Indemnification is required to be made unless the Company determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Company that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Company fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Company notice of the action for which indemnity is sought and the Company has the right to participate in such action or assume the defense thereof.

         Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.


         Under Section 9 of the Underwriting Agreement for the Offering between the Company and the Underwriters, the Underwriters will be obligated, under certain circumstances, to indemnify directors and officers of the Company against certain liabilities, including liabilities under the Securities Act.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

         Set forth in chronological order below is information regarding the number of shares of Common Stock, Class B Common Stock and Preferred Stock issued, and the number of options granted, by the Company since June 1, 1993. Further included is the consideration, if any, received by the Company for such shares and options, and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed. All awards of options did not involve any sale under the Securities Act and none of these securities was registered under the Securities Act.

         In February 1994, the Company issued 103,351 shares of Class B Common Stock to an executive officer in consideration of a promissory note in the initial principal amount of $32,860, payable March 31, 1999 and bearing interest at an annual rate of 6.0%.

         In November 1995, the Company issued 105,453 shares of Class B Common Stock to an executive officer in consideration of a promissory note in the initial principal amount of $166,865. The note matures in April 2001, bears interest at an annual rate of 6.48% and requires bi-weekly payments of $484.34. In connection with such issuance, the executive officer purchasing such shares agreed to sell such shares to the Company at a price based on a formula, which agreement expires upon completion of this Offering.
Such executive officer has pledged such shares to secure the note.


         In November 1995, the Company issued 883 shares of Preferred Stock to certain investors in return for cash payment of $21.5 million.


         In March 1996, AAI awarded 105,453 shares of Class B Common Stock to 120 employees of the Company pursuant to the Company's 1995 Restricted Stock Award Plan. Each such employee was required to pay $.001 per share in cash as consideration for such award. Such shares vest over a period of time and unvested shares are subject to forfeiture upon termination of employment, other than upon the employee's death, disability or retirement.

         In April 1996, the Company granted options to purchase an aggregate of 450,444 shares of Class B Common Stock to 95 employees pursuant to the Company's 1995 Stock Option Plan and 1996 Stock Option Plan at an exercise price per share of $8.35.

         In June 1996, the Company granted an option to purchase 2,214 shares of Class B Common Stock to one employee pursuant to the Company's 1995 Option Plan at an exercise price per share of $9.10.

         The shares of capital stock and securities issued in the above transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated under the Securities Act, relative to sales by an issuer not involving any public offering.


         Upon the completion of the Offering on September 25, 1996, the Company issued 12,734,103 shares of Common Stock upon the conversion of then outstanding shares of Preferred Stock and Class B Common Stock. Options to purchase shares of Class B Common Stock then outstanding automatically became options to purchase the same number of shares of Common Stock, with no other changes to the terms and conditions thereof. The securities issued in such transactions were offered and sold in reliance upon the exemption from registration under Section 3(a)(9) of the Securities Act.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) Exhibits




EXHIBIT
 NUMBER                                        DESCRIPTION
 ------                                        -----------

  3.1           --  Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the
                    quarter ended September 30, 1996)
  3.2  *        --  Restated By-laws of the Company
  4.1           --  Articles Fourth, Seventh, Eleventh and Twelfth of the form of the Amended and
                    Restated Certificate of Incorporation of the Company (included in Exhibit 3.1)
  4.2  *        --  Article II of the Restated By-laws of the Company (included in Exhibit 3.2)
  4.3  *        --  Specimen Certificate for shares of Common Stock, $.001 par value, of the Company
  5    *        --  Opinion of Robinson, Bradshaw & Hinson, P.A. with respect to the validity of the securities being offered
  10.1 *        --  Employment Agreement dated November 17, 1995 between the Company and
                    Frederick D. Sancilio
  10.2 *        --  Applied Analytical Industries, Inc. 1995 Restricted Stock Award Plan
  10.3 *        --  Applied Analytical Industries, Inc. 1995 Stock Option Plan
  10.4 *        --  Applied Analytical Industries, Inc. 1996 Stock Option Plan
  10.5 *        --  Stockholder Agreement dated as of November 17, 1995 among the Company, GS
                    Capital Partners II, L.P., GS Capital Partners II Offshore,
                    L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street
                    Fund 1995, L.P., Bridge Street Fund 1995, L.P., Noro-Moseley
                    Partners III, L.P., Wakefield Group Limited Partnership,
                    James L. Waters, Frederick D. Sancilio and the parties
                    listed on Schedule 1 thereto
  10.6 *        --  Preferred Stock Purchase Agreement dated as of November 17, 1995 among the
                    Company, GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P.,
                    Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 1995, L.P., Bridge
                    Street Fund 1995, L.P., Noro-Moseley Partners III, L.P., Wakefield Group Limited
                    Partnership and James L. Waters
  10.7          --  Loan Agreement between NationsBank, N.A. and the Company dated December 30,
                    1996 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996)
  10.8 *        --  Loan Agreement dated as of November 1, 1988 between the Company and The New
                    Hanover County Industrial Facilities and Pollution Control Financing Authority


EXHIBIT
 NUMBER                                        DESCRIPTION
 ------                                        -----------

  10.9 *        --  Letter of Credit Reimbursement Agreement dated November 1, 1988 between
                    NationsBank, N.A. (formerly, NCNB National Bank of North Carolina) and the
                    Company, as amended
  10.10*        --  Lease Agreement dated as of March 7, 1994 between 5051 New Centre Drive,
                    L.L.C., as landlord, and the Company, as tenant
  10.11*        --  Lease Agreement dated as of December 23, 1993 between I-40 Post Properties, as landlord, and the Company, as tenant
  10.12*        --  Development Agreement dated as of April 25, 1994 between the Company and
                    Endeavor Pharmaceuticals, Inc. (formerly, GenerEst, Inc.)
  10.13*        --  Development Agreement dated as of April 4, 1995 between the Company and Aesgen,
                    Inc.
  10.14         --  Option Agreement between Applied Analytical Industries, Inc. and My Asset
                    Management GmbH and Friedrich Herzog von Wurttemberg (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated
                    December 31, 1996)
  10.15         --  Purchase and Assignment Agreement between Friedrich Herzog von Wurttemberg and
                    My Asset Management GmbH (incorporated by reference to Exhibit 2.2 to the
                    Company's Current Report on Form 8-K dated December 31, 1996)
  21            --  Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the
                    Company's Annual Report on Form 10-K for the year ended December 31, 1996
  23.1          --  Consent of Robinson, Bradshaw & Hinson, P.A.
  23.2          --  Consent of Price Waterhouse LLP
  23.3          --  Consent of Price Waterhouse GmbH
* 24            --  Certain Powers of Attorney (included on signature page of Registration Statement as initially filed)
  27            --  Financial Data Schedule (for SEC use only) (incorporated by reference to Exhibit 27 to the
                    Company's Annual Report on Form 10-K for the year ended December 31, 1996


----------

* Previously filed.


         (b) Financial Statement Schedules


                       Schedule                                    Page
                       --------                                    ----
      Schedule II valuation and qualifying accounts     Following signature page


ITEM 17.  UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions contained in the Restated Certificate of Incorporation and Restated By-laws of the Company and the laws of the State of Delaware, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the

Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



         The undersigned Company hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) It will file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (4) For the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (5) It will remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of North Carolina, on this 1st day of April, 1997.


                                                By:  /s/  R. FORREST WALDON
                                                     -------------------------
                                                     R. Forrest Waldon
                                                     Vice President

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


           SIGNATURE                           Title                             Date
           ---------                           -----                             ----

 /s/ FREDERICK D. SANCILIO*           President and Director                 April 1, 1997
----------------------------------      (Principal Executive
  Frederick D. Sancilio, Ph.D.          Officer)


   /s/ MARK P. COLONNESE*             Vice President and Chief               April 1, 1997
----------------------------------      Financial Officer
       Mark P. Colonnese                (Principal Financial
                                        Officer and Principal
                                        Accounting Officer)

    /s/ STEPHEN F. RIZZO               Vice President and Controller         April 1, 1997
----------------------------------      (Principal Accounting Officer)
        Stephen F. Rizzo


 /s/ WILLIAM H. UNDERWOOD*             Executive Vice President              April 1, 1997
----------------------------------       and Director
      William H. Underwood

  /s/ JOSEPH H. GLEBERMAN*             Director                              April 1, 1997
----------------------------------
      Joseph H. Gleberman


/s/ CHARLES D. MOSELEY, JR.*           Director                              April 1, 1997
----------------------------------
   Charles D. Moseley, Jr.
                                                                             April 1, 1997
     /s/ JOHN M. RYAN                  Director
----------------------------------
         John M. Ryan

   /s/ JAMES L. WATERS*                Director                              April 1, 1997
----------------------------------
       James L. Waters

--------------



*By: /s/  R. FORREST WALDON
     -------------------------------------
     (R. Forrest Waldon, Attorney-in-Fact)
